
10010381


SEC MAIL PROCESSING
RECEIVED
APR 26 2010
WASH, D.C.
193
SECTION

CUTERA

CUTERA, INC.
2010 PROXY STATEMENT & 2009 ANNUAL REPORT

CUTERA

Dear Stockholders, Customers, and Employees:

The worldwide economic recession made 2009 a challenging year for us and the overall aesthetic medical equipment industry. In response to the recession, our customers — medical practitioners — reduced or delayed their capital equipment purchases, which resulted in our revenue declining by 36% in 2009 to $53.7 million, compared to 2008. In response to this changing economic environment, we took decisive actions and implemented certain initiatives to improve our efficiencies and to right-size our business. As a result of these actions, and prudent working capital management, in 2009 we generated modest cash from operations, resulting in 2009 being the ninth consecutive year of generating positive cash flows from operations.

Throughout 2009, we remained focused on building global brand recognition, market share and stockholder value, through the following key strategies:

- Continuing to expand our product offering;
- Increasing revenue and improving profitability;
- Remaining focused on practitioners with established medical offices; and
- Leveraging our installed base with sales of upgrades and service.

By executing these key strategies, we maintained our position as a leading provider of lasers and light-based aesthetic equipment. With ongoing long-term investments in key technology areas, we will continue to deliver innovative products that provide our customers with high returns on their investment, while achieving patient satisfaction.

As the economy and our industry recover from this downturn, we believe that we are well positioned to capitalize on the growth. Our cash and investments balance as of December 31, 2009 of $106.9 million, no debt, broad portfolio of products, worldwide distribution network, and our recently announced strategic alliances, offer Cutera's stockholders continuing, long-term opportunities.

On behalf of Cutera's Board of Directors and executive team, I would like to thank our employees and stockholders for their continuing confidence, loyalty and support.

Sincerely,



Kevin Connors
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-2

CUTERA, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

CUTERA

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2010

10:00 A.M. Pacific Time

To our Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Cutera, Inc. (the "*Company*"). The meeting will be held at our principal executive offices located at 3240 Bayshore Blvd., Brisbane, California 94005-1021 on May 19, 2010 at 10:00 a.m. Pacific Time, for the following purposes:

1. To elect three Class III directors to each serve for a three-year term that expires at the 2013 Annual Meeting of Stockholders and until their successors have been duly elected and qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (the "Independent Registered Public Accounting Firm") for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly come before the Annual Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or before any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting.

To help conserve resources and reduce printing and distribution costs, we will be mailing a notice to our stockholders, instead of a paper copy of this proxy statement and our 2009 Annual Report, with instructions on how to access our proxy materials over the Internet, including this proxy statement, our 2009 Annual Report and a form of proxy card or voting instruction card. The notice will also contain instructions on how each of those stockholders can receive a paper copy of our proxy materials.

The meeting will begin promptly at 10:00 a.m., local time, and check-in will begin at 9:30 a.m., local time. Only holders of record of shares of our common stock (NASDAQ: CUTR) at the close of business on March 24, 2010 will be entitled to notice of, and to vote at, the meeting and any postponements or adjournments of the meeting.

For a period of at least 10 days prior to the meeting, a complete list of stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose relating to the Annual Meeting during normal business hours at our principal executive offices located at 3240 Bayshore Blvd., Brisbane, California 94005-1021.

By order of the Board of Directors,



Kevin P. Connors
President and Chief Executive Officer

Brisbane, California
April 9, 2010

YOUR VOTE IS IMPORTANT!

REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE BY TELEPHONE, OR IF AVAILABLE, ELECTRONICALLY, OR, IF YOU RECEIVED PER YOUR REQUEST A PAPER COPY OF OUR PROXY MATERIALS, COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. NO ADDITIONAL POSTAGE IS NECESSARY IF THE PROXY CARD IS MAILED IN THE UNITED STATES OR CANADA. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.

TABLE OF CONTENTS

Proxy Statement

CUTERA

PROXY STATEMENT
FOR
2010 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 19, 2010

Proxy Statement

The Board of directors of Cutera, Inc., a Delaware corporation, is soliciting the enclosed proxy from you. The proxy will be used at our 2010 Annual Meeting of Stockholders to be held on Wednesday, May 19, 2010, beginning at 10:00 a.m., Pacific Time, which is the local time, at our principal executive offices located at 3240 Bayshore Blvd., Brisbane, California 94005-1021, and at any postponements or adjournments thereof. This proxy statement contains important information regarding the meeting. Specifically, it identifies the matters upon which you are being asked to vote, provides information that you may find useful in determining how to vote and describes the voting procedures.

In this proxy statement the terms "*we*", "*our*", "*Cutera*" and the "*Company*" each refer to Cutera, Inc.; the term "*Board*" means our Board of directors; the term "*proxy materials*" means this proxy statement, the enclosed proxy card, and our Annual Report of Form 10-K for the year ended December 31, 2009, filed with the U.S. Securities and Exchange commission (the "SEC") on March 15, 2010, and the term "*Annual Meeting*" means our 2010 Annual Meeting of Stockholders.

We are sending the Notice of Internet Availability of Proxy Materials on or about April 9, 2010, to all stockholders of record at the close of business on March 24, 2010 (the "*Record Date*").

QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION AND VOTING AT THE ANNUAL MEETING

Why am I receiving these proxy materials?

You are receiving these proxy materials from us because you were a stockholder of record at the close of business on the Record Date (which was March 24, 2010). As a stockholder of record, you are invited to attend the meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

Pursuant to SEC rules, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders.

All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials.

Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice.

In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual stockholders' meetings on the environment. If you chose in connection with our 2009 Annual Meeting of Stockholders to receive future proxy materials by email, you should receive an email this year with instructions containing a link to those materials and a link to the proxy voting site. In connection with our upcoming Annual Meeting, if you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

What is the purpose of the Annual Meeting?

At our meeting, stockholders of record will vote upon the items of business outlined in the notice of meeting (on the cover page of this proxy statement), each of which is described more fully in this proxy statement. In addition, management will report on the performance of the Company and respond to questions from stockholders.

Who is entitled to attend the meeting?

You are entitled to attend the meeting only if you owned our common stock (or were a joint holder) as of the Record Date or if you hold a valid proxy for the meeting. You should be prepared to present photo identification for admittance.

Please also note that if you are not a stockholder of record but hold shares in street name (that is, through a broker or nominee), you will need to provide proof of beneficial ownership as of the Record Date, such as your most recent brokerage account statement, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership.

The meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m., local time.

Who is entitled to vote at the meeting?

Only stockholders who owned our common stock at the close of business on the Record Date are entitled to notice of and to vote at the meeting, and at any postponements or adjournments thereof.

As of the Record Date, 13,440,720 shares of our common stock were outstanding. Each outstanding share of our common stock entitles the holder to one vote on each matter considered at the meeting. Accordingly, there are a maximum of 13,440,720 votes that may be cast at the meeting.

How many shares must be present or represented to conduct business at the meeting (that is, what constitutes a quorum)?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock entitled to vote at the meeting will constitute a quorum. A quorum is required to conduct business at the meeting. The presence of the holders of our common stock representing at least 6,720,361 votes will be required to establish a quorum at the meeting. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

What items of business will be voted on at the meeting?

The items of business scheduled to be voted on at the meeting are as follows:

1. the election of three nominees to serve as Class III directors on our Board; and

2. the ratification of the appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the 2010 fiscal year.

These proposals are described more fully below in this proxy statement. As of the date of this proxy statement, the only business that our Board intends to present or knows of that others will present at the meeting is as set forth in this proxy statement. If any other matter or matters are properly brought before the meeting, it is the intention of the persons who hold proxies to vote the shares they represent in accordance with their best judgment.

How does the Board recommend that I vote?

Our Board recommends that you vote your shares “FOR” each of the director nominees and “FOR” the ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the 2010 fiscal year.

What shares can I vote at the meeting?

You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the *stockholder of record*, and (2) shares held for you as the *beneficial owner* through a broker, trustee or other nominee such as a bank.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, Inc., you are considered, with respect to those shares, the *stockholder of record*, and these proxy materials are being sent directly to you by us. As the *stockholder of record*, you have the right to grant your voting proxy directly to Cutera or to vote in person at the meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the *beneficial owner* of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the meeting. Please note that since a beneficial owner is not the *stockholder of record*, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Stockholders of record of our common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelope. Our stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by the broker, trustee or nominee and mailing them in the accompanying pre-addressed envelope.

How can I vote my shares in person at the meeting?

Shares held in your name as the stockholder of record may be voted in person at the meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we recommend that you also submit your proxy card or voting instructions as described above so that your vote will be counted if you later decide not to, or are unable to, attend the meeting.

Can I change my vote?

You may change your vote at any time prior to the vote at the meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary prior to your shares being voted, or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Cutera or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to our management.

What vote is required to approve each item and how are votes counted?

The vote required to approve each item of business and the method for counting votes is set forth below:

Election of Directors. The three director nominees receiving the highest number of affirmative "FOR" votes at the meeting (a plurality of votes cast) will be elected to serve as Class III directors. You may vote either "FOR" or "WITHHOLD" your vote for the director nominees. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm. For the ratification of the appointment of our Independent Registered Public Accounting Firm, the affirmative "FOR" vote of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval. You may vote "FOR," "AGAINST" or "ABSTAIN" for this item of business. If you "ABSTAIN," your abstention has the same effect as a vote "AGAINST."

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of the Company's nominees to the Board, "FOR" ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm, and in the discretion of the proxy holders on any other matters that may properly come before the meeting).

What is a "broker non-vote"?

A "*broker non-vote*" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients who are the beneficial owners of the shares, brokers have the discretion to vote such shares on routine matters, which includes ratifying the appointment of an independent registered public accounting firm but does not include the election of directors. Therefore, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "FOR" ratification of the Independent Registered Public Accounting Firm. **However, beginning this year, if you do not instruct your broker how to vote with respect to the election of directors, your broker may not vote with respect to such proposal and your shares will not be counted as voting in favor of the election of directors.**

How are "broker non-votes" counted?

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will *not* be counted in tabulating the voting result for any particular proposal.

How are abstentions counted?

If you return a proxy card that indicates an abstention from voting on all matters, the shares represented will be counted for the purpose of determining both the presence of a quorum and the total number of votes cast with respect to a proposal (other than the election of directors), but they will not be voted on any matter at the meeting. In the absence of controlling precedent to the contrary, we intend to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote "*AGAINST*" a proposal.

What happens if additional matters are presented at the meeting?

Other than the two proposals described in this proxy statement, we are not aware of any other business to be acted upon at the meeting. If you grant a proxy, the persons named as proxy holders, Kevin P. Connors (our President, Chief Executive Officer and member of our Board) and Ronald J. Santilli (our Chief Financial Officer), will have the discretion to vote your shares on any additional matters that may be properly presented for a vote at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board.

Who will serve as inspector of election?

We expect a representative of Computershare Trust Company, Inc., our transfer agent, to tabulate the votes, and expect Rajesh Madan, our Vice President of Finance to act as inspector of election at the meeting.

What should I do in the event that I receive more than one set of proxy/voting materials?

You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. In addition, If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each Cutera proxy card and voting instruction card that you receive to ensure that all your shares are voted.

Who is soliciting my vote and who will bear the costs of this solicitation?

Your vote is being solicited on behalf of the Board, and the Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, by electronic mail or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We may also engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

Where can I find the voting results of the meeting?

We intend to announce preliminary voting results at the Annual Meeting and file a Form 8-K with the SEC within four business days after the end of our Annual Meeting to report the voting results.

What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders or to nominate individuals to serve as directors?

As a stockholder, you may be entitled to present proposals for action at a future meeting of stockholders, including director nominations.

Stockholder Proposals: For a stockholder proposal to be considered for inclusion in our proxy statement for the Annual Meeting to be held in 2011, the written proposal must be received by our corporate Secretary at our principal executive offices no later than December 9, 2010, which is the date 120 calendar days before the anniversary of the mailing date of the Notice of Internet Availability of Proxy Materials. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable time before we begin to print and mail its proxy materials. Such proposals also must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other applicable rules established by the SEC. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. Proposals should be addressed to:

Secretary Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005-1021

Nomination of Director Candidates: You may propose director candidates for consideration by our Board. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the "Secretary" at the address of our principal executive offices set forth above. In addition, our Bylaws permit stockholders to nominate directors for election at an Annual Meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws, as well as a statement by the nominee consenting to being named as a nominee and to serve as a director if elected. In addition, the stockholder must give timely notice to our corporate Secretary in accordance with the provisions of our Bylaws, which require that the notice be received by our corporate Secretary no later than December 9, 2010.

Copy of Bylaw Provisions: You may contact our corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Proxy Statement

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our common stock as of the Record Date, by:

- each stockholder known by us to own beneficially more than 5% of our common stock;
- each of our Named Executive Officers named in the Summary Compensation Table on page 28 (our Chief Executive Officer and our Chief Financial Officer);
- each of our directors; and
- all of our directors and Named Executive Officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days of March 24, 2010 (the Record Date) through the exercise of any stock option or other right. The number and percentage of shares beneficially owned is computed on the basis of 13,440,720 shares of our common stock outstanding as of the Record Date. The information in the following table regarding the beneficial owners of more than 5% of our common stock is based upon information supplied by principal stockholders or Schedules 13D and 13G filed with the SEC.

Shares of our common stock that a person has the right to acquire within 60 days of the Record Date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and disposition power with respect to the shares set forth opposite such person's or entity's name. The address for those persons for which an address is not otherwise provided is c/o Cutera, Inc., 3240 Bayshore Blvd., Brisbane, California 94005-1021.

Name and Address of Beneficial Owner	Number of Shares Outstanding	Warrants and Options Exercisable Within 60 Days	Approximate Percent Owned
Eagle Asset Management, Inc.	1,471,089	—	10.9%
Individuals and entities affiliated with Fidelity Management & Research Company.	1,284,550	—	9.6%
Entities affiliated with American Century Companies, Inc.	1,025,800	—	7.6%
Individuals and entities affiliated with GAMCO Investors, Inc.	869,000	—	6.5%
Dimensional Fund Advisors LP	783,266	—	5.8%
BlackRock, Inc.	701,240	—	5.2%
David B. Apfelberg	27,308	52,000	*
Annette J. Campbell-White	64,082	62,000	*
Kevin P. Connors	479,761	222,310	5.1%
David A. Gollnick	177,062	41,126	1.6%
W. Mark Lortz	9,593	62,000	*
Timothy J. O'Shea	7,308	42,000	*
Jerry P. Widman	7,308	62,000	*
Ronald J. Santilli	12,770	120,003	1.0%
All directors and Named Executive Officers as a group (8 persons)	785,192	663,439	10.3%

*Less than 1%.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our common stock to file reports of ownership and reports of changes in the ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from reporting persons that no Forms 3, 4 or 5 were required of such persons, we believe that during our fiscal year ended December 31, 2009, all reports were timely filed.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

Our Board currently consists of eight authorized directors, with one vacancy. The Company's directors are Kevin P. Connors, David A. Gollnick, Timothy J. O'Shea, David B. Apfelberg, W. Mark Lortz, Jerry P. Widman, and Annette J. Campbell-White. Our Board has determined that each of the directors other than Kevin P. Connors, the Company's President and Chief Executive Officer, and David A. Gollnick, the Company's former Executive Vice President of Research and Development and a current consultant to our Company satisfy the current "independent director" standards established by rules of The NASDAQ Stock Market LLC ("Nasdaq").

Board Leadership Structure

Our Board does not have a chairman or lead independent director. Our Chief Executive Officer, Mr. Connors, performs many of the functions that a chairman would typically perform, including setting the agenda for each board meeting and presiding over such meetings. In addition, as described in more detail below, the Board has two standing committees, an Audit Committee and a Compensation Committee. The chairman and each member of these committees is an independent director. The Board delegates substantial duties and responsibilities to each committee. The committees make recommendations to the Board and report regularly to the Board on their activities and any actions they have taken. We believe that our independent board committees and their chairman are an important aspect of our board leadership structure.

Risk Oversight and Analysis

Our management is responsible for managing the risks we face in the ordinary course of operating our business. The Board oversees potential risks and our risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to our business. While our Board has the ultimate responsibility for risk management and oversight, various committees of the Board also support the Board in its fulfillment of this responsibility. For example, our Audit Committee assists the Board in its risk oversight function by reviewing and discussing with management our system of disclosure controls and our internal controls over financial reporting, and risks associated with our cash investment policies. Our business is run conservatively and excessive risk taking has been discouraged. As a result, risk analysis has not been a significant factor for our Compensation Committee in establishing compensation.

Proxy Statement

Committees of the Board

Our Board has two standing committees: the Audit Committee and the Compensation Committee. From time to time, our Board may also create various ad hoc committees for special purposes. The membership during the last fiscal year and the function of each of the committees are described below.

Name of Director	Audit Committee	Compensation Committee
Non-Employee Directors:		
Jerry P. Widman	X*	X
Timothy J. O'Shea	X	
W. Mark Lortz	X	
David B. Apfelberg		X*
Annette J. Campbell-White		X
David A. Gollnick**		
Employee Directors:		
Kevin P. Connors		
Number of Meetings Held During the Last Fiscal Year	7	4

X = Committee member
* = Chairman of Committee
** = Mr. Gollnick resigned from the position of Executive Vice President of Research and Development effective March 20, 2009 and continues to be a member of our Board and a consultant to our Company.

Audit Committee. The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of its financial statements. In this role, the Audit Committee monitors and oversees the integrity of the Company's financial statements and related disclosures, the qualifications, independence, and performance of the Company's Independent Registered Public Accounting Firm, and the Company's compliance with applicable legal requirements and its business conduct policies. Our Board has determined that each member of the Audit Committee meets the independence and financial literacy requirements of the Nasdaq rules and the independence requirements of the SEC. Our Board has determined that Jerry P. Widman continues to qualify as an "audit committee financial expert," as defined in SEC rules. The Audit Committee has a written charter, which was adopted by our Board in January 2004, a copy of which can be found on our website at www.cutera.com. The report of the Audit Committee appears on page 13 of this proxy statement.

Compensation Committee. The Compensation Committee, together with the Board, establishes compensation for the Chief Executive Officer and the other executive officers and administers the Company's 2004 Equity Incentive Plan (as amended in 2008) and 2004 Employee Stock Purchase Plan. The Compensation Committee has a written charter, which was adopted by our Board in January 2004, and amended on April 13, 2007 and on April 25, 2008, and can be found on our website.

Meetings Attended by Directors

During 2009, the Board held five meetings, the Audit Committee held seven meetings and the Compensation Committee held four meetings. No director attended fewer than 75% of the meetings of the Board or committee(s) on which he or she served during 2009.

The directors of the Company are encouraged to attend the Company's Annual Meeting of Stockholders, and director Kevin P. Connors attended the meeting in 2009 in person, and directors David B. Apfelberg, Annette J. Campbell-White, Timothy J. O'Shea and Jerry Widman attended that meeting telephonically. No other board members attended that meeting, in person or telephonically.

Director Nomination Process

Nominations. Our Board does not currently have a nominating committee or other committee performing a similar function nor do we have any formal written policies outlining the factors and process relating to the selection of nominees for consideration for Board membership by the full Board and the stockholders. Our Board has adopted resolutions in accordance with the Nasdaq Rules authorizing a majority of its independent members to recommend qualified nominees for consideration by the full Board. Our Board believes that it is appropriate for us to not have a standing nominating committee because of a number of factors, including the number of independent directors who want to participate in consideration of candidates for membership on the Board. Our Board consists of seven members, five of whom are independent. Our Board considered forming a nominating committee consisting of several of the independent members of our Board. Forming a committee consisting of less than all of the independent members would have resulted in the omission of the other independent members of our Board who wanted to participate in considering qualified candidates for Board membership. Since our Board desired the participation in the nominations process of all of its independent members, it therefore decided not to form a nominating committee and instead authorized a majority of the independent members of our Board to make and consider nominations for Board membership. The independent members of our Board do not have a nominating committee charter, but act pursuant to Board resolutions as described above. Each of the members of our Board authorized to recommend nominees to the full Board is independent within the meaning of the current "independent director" standards established by Nasdaq's rules. Our Board intends to review this matter periodically, and may in the future elect to designate a formal nominating committee.

Director Qualifications. While the independent members of our Board have not established specific minimum qualifications for director candidates, the candidates for Board membership should have the highest professional and personal ethics and values, and conduct themselves consistent with our Code of Ethics. While the independent members of the Board have not formalized specific minimum qualifications they believe must be met by a candidate to be recommended by the independent members, the independent members of the Board believe that candidates and nominees must reflect a Board that is comprised of directors who (i) have broad and relevant experience, (ii) are predominantly independent, (iii) are of high integrity, (iv) have qualifications that will increase overall Board effectiveness and enhance long-term stockholder value, and (v) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

Stockholder Nominations and Recommendations. As described above in the Question and Answer section of this proxy statement under "What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?," our Bylaws set forth the procedure for the proper submission of stockholder nominations for membership on our Board. In addition, the independent members of our Board may consider properly submitted stockholder recommendations (as opposed to formal nominations) for candidates for membership on the Board. A stockholder may make such a recommendation by submitting the following information to our Secretary at 3240 Bayshore Blvd., Brisbane, California 94005-1021: the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, professional and personal references, information regarding any relationships between the candidate and Cutera within the last three years and evidence of ownership of Cutera stock by the recommending stockholder.

Identifying and Evaluating Director Nominees. Typically new candidates for nomination to the Board are suggested by existing directors or by our executive officers, although candidates may initially come to our attention through professional search firms, stockholders or other persons. The independent members of the Board carefully review the qualifications of any candidates who have been properly brought to their attention. Such a review may, in the Board's discretion, include a review solely of information provided to the Board or may also include discussion with persons familiar with the candidate, an interview with the candidate or other actions that the Board deems proper. The Board shall consider the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. In evaluating the qualifications of the candidates, the independent members of the Board considers many factors, including, issues of character, judgment, independence, expertise, length of service, and other commitments. In addition, the independent members of the Board take into account diversity in professional experience, skills and background in considering and evaluating candidates. However, while diversity relating to background, skill, experience and perspective is one factor considered in the nomination process, the Company does not have a formal policy relating to diversity. The Board evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. Candidates properly recommended by stockholders are evaluated by the independent directors using the same criteria as other candidates. Candidates are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Director Compensation

The following table sets forth a summary of the cash compensation and the grant date fair value of fully vested stock awarded to our non-employee directors in the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash[(1)]	Stock Awards[(2)]	Total
David B. Apfelberg	$ 55,000	$ 60,000[(3)]	$ 115,000
Annette J. Campbell-White	41,000	60,000[(4)]	101,000
David A. Gollnick	22,500	—[(5)]	22,500
W. Mark Lortz	42,500	60,000[(6)]	102,500
Timothy J. O'Shea	42,500	60,000[(7)]	102,500
Jerry P. Widman	61,000	60,000[(8)]	121,000

(1) Amounts were earned in connection with serving on our Board and its committees, or committee Chairman retainers, each as described below.

(2) Amounts shown in this column are the aggregate grant date fair value of fully vested stock awards granted during the year ended December 31, 2009 calculated in accordance with Accounting Standards Codification (ASC) Topic 718. See Note 5 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 15, 2010 for a discussion of valuation assumptions for stock-based compensation.

(3) At December 31, 2009, David B. Apfelberg held options to purchase 52,000 shares of common stock.

(4) At December 31, 2009, Annette J. Campbell-White held options to purchase 62,000 shares of common stock.

(5) David A. Gollnick resigned from the position of Executive Vice President of Research and Development effective March 20, 2009. He continues to be a member of our Board and is a consultant to our Company. At December 31, 2009, Mr. Gollnick held options to purchase 41,126 shares of common stock.

(6) At December 31, 2009, W. Mark Lortz held options to purchase 62,000 shares of common stock.

(7) At December 31, 2009, Timothy J. O'Shea held options to purchase 42,000 shares of common stock.

(8) At December 31, 2009, Jerry P. Widman held options to purchase 62,000 shares of common stock.

From January 1, 2009 through June 28, 2009, our non-employee directors earned an annual retainer of $25,000 for regular board meetings. In June 2009, the Board reviewed a report from Mercer, the Company's compensation consultant, relating to director compensation. The results of the Mercer report demonstrated that: 1) there was a trend away from per meeting fees and towards annual retainers for services rendered by Board and Committee members, 2) cash compensation for directors was increasing based on the additional duties and responsibilities of Board and committee members, and 3) there was a trend away from stock options to fully vested equity grants based on a fixed dollar value rather than a share value. On June 29, 2009, our Board, following recommendations of its Compensation Committee revised the annual compensation of its non-employee directors. Accordingly, our non-employee directors currently earn an annual retainer of $45,000 for regular board meetings; $6,000 for Compensation Committee meetings; and $7,500 for Audit Committee meetings. Additionally in 2009, the Chairman of the Audit Committee earned an annual retainer of $20,000 and the Chairman of the Compensation Committee earned an annual retainer of $20,000. Our directors no longer receive per meeting fees for board and committee meetings regardless of the number of meetings held throughout the year.

Our 2004 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Effective from January 1, 2008, each non-employee director who is appointed to the Board will receive an initial option to purchase 14,000 shares of our common stock upon such appointment, and effective June 29, 2009, each non-employee director who is a director on the date of each Annual Meeting of stockholders and has been a director for at least the preceding six months will receive stock on an annual basis equivalent to the number of shares represented by the quotient of $60,000 divided by the closing stock price of our common stock on the date of each Annual Meeting of stockholders. All options granted under those automatic grant provisions will have an exercise price equal to fair market value on the date of grant and a term of seven years. Each option to purchase 14,000 shares will become exercisable as to one-third of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each stock will become vested as to 100% of the shares on the date of grant.

Code of Ethics

We are committed to maintaining the highest standards of business conduct and ethics. Our Code of Ethics, as amended, (the "Code") reflects our values and the business practices and principles of behavior that support this commitment. The Code is intended to satisfy SEC rules for a "code of ethics" required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the Nasdaq listing standards requirement for a "code of conduct." The Code is an Exhibit to our Form 8-K filed with the SEC on April 27, 2004, was amended and restated on November 19, 2009, and is available on the Company's website at www.cutera.com. We will post any amendment to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC or Nasdaq, on our website.

Corporate Governance Committee Guidelines

We do not have a Corporate Governance Committee and have not adopted corporate governance guidelines. Our Board, together with our committees fulfill the role that a Corporate Governance Committee would provide and work with management on corporate governance matters generally.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee, nor any of our executive officers, has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. No Compensation Committee member is an officer or employee of Cutera.

Certain Relationships and Related Transactions

In the Company's last fiscal year, and except for compensation paid to its directors and executive officers for services performed in such roles, and except as provided in the following paragraph, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate families had or will have a direct or indirect material interest.

We entered into a consulting agreement with David A. Gollnick on March 2, 2009 upon Mr. Gollnick's resignation as the Company's Executive Vice President of Research and Development, pursuant to which Mr. Gollnick is compensated for services that he provides to us, including assisting with transitioning the duties and responsibilities of the position of Vice President of Research and Development to a successor and providing product development and clinical support. Payments to Mr. Gollnick under this agreement in 2009 were approximately $110,400. In addition, Mr. Gollnick was paid approximately $22,500 in connection with serving on our Board and approximately $71,784 in base salary prior to his resignation as the Company's Executive Vice President of Research and Development in the year ended December 31, 2009.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Communications with the Board by Stockholders

Stockholders wishing to communicate with the Board or with an individual Board member concerning the Company may do so by writing to the Board or to the particular Board member, and mailing the correspondence to: Attention: Board of Directors, c/o Secretary, Cutera, Inc., 3240 Bayshore Blvd., Brisbane, California 94005-1021. The envelope should indicate that it contains a stockholder communication. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed.

REPORT OF THE AUDIT COMMITTEE

The material in this section is not deemed filed with the SEC and is not incorporated by reference in any filing of our Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in those filings.

The Audit Committee of the Board of Directors is comprised solely of independent directors (as defined by Nasdaq rules) who were all appointed by the Board of Directors. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which can be found on our website. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. As more fully described in the charter, the purpose of the Audit Committee is to provide general oversight of Cutera's financial reporting, integrity of financial statements, internal controls and internal audit functions. The Audit Committee has authority to retain outside legal, accounting or other advisors as its deems necessary to carry out its duties and to require Cutera to pay for such expenditures.

The Audit Committee monitors Cutera's external audit process, including the scope, fees, auditor independence matters and the extent to which the Independent Registered Public Accounting Firm may be retained to perform non-audit services. The Audit Committee has responsibility for the appointment, compensation, retention and oversight of Cutera's Independent Registered Public Accounting Firm. The Audit Committee also reviews the results of the external audit work with regard to the adequacy and appropriateness of Cutera's financial, accounting and internal controls over financial reporting. In addition, the Audit Committee generally oversees Cutera's internal compliance programs. The Audit Committee members are not all professional accountants or auditors, and their function is not intended to duplicate or to certify the activities of management and the Independent Registered Public Accounting Firm, nor can the Audit Committee certify that the Independent Registered Public Accounting Firm is "independent" under applicable rules.

The Audit Committee provides advice, counsel and direction to management and the Independent Registered Public Accounting Firm on matters for which it is responsible based on the information it receives from management and the Independent Registered Public Accounting Firm and the experience of its members in business, financial and accounting matters.

Management is responsible for the preparation and integrity of Cutera's financial statements, accounting and financial reporting processes and internal control over financial reporting for compliance with applicable accounting standards, laws and regulations.

Cutera's Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of Cutera's financial statements in accordance with generally accepted auditing standards and expressing an opinion in its report on those financial statements, and for expressing an opinion on the effectiveness of Cutera's internal control over financial reporting.

In this context, the Audit Committee hereby reports as follows:

- The Audit Committee has reviewed and discussed the audited financial statements for 2009 with Cutera's management.
- The Audit Committee has discussed with the Independent Registered Public Accounting Firm the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standard, AU 380), SAS 99 (Consideration of Fraud in a Financial Statement Audit) and SEC rules discussed in Final Releases Nos. 33-8183 and 33-8183a.

The Audit Committee has received written disclosures and a letter from the Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, pursuant to Rule 3526, *Communication with Audit Committees Concerning Independence*, of the Public Company Accounting Oversight Board ("PCAOB"), and has discussed with PricewaterhouseCoopers LLP its independence.

- The Audit Committee has discussed with the Independent Registered Public Accounting Firm the overall scope and plans for its audit.
- The Audit Committee has met with the Independent Registered Public Accounting Firm, with and without management present, to discuss the results of its examinations, its evaluations of our internal control over financial reporting, and to discuss the overall quality of our financial reporting.
- The Audit Committee has considered whether the provision by the Independent Registered Public Accounting Firm of non-audit services is compatible with maintaining its independence.
- Based on the review and discussion referred to above, the Audit Committee has approved that the audited financial statements and the report of management on internal control over financial reporting be included in Cutera's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The foregoing report is provided by the undersigned members of the Audit Committee.

W. Mark Lortz
Timothy J. O'Shea
Jerry P. Widman


Proxy Statement

PROPOSAL ONE—ELECTION OF DIRECTORS

Classes of the Board of Directors

Our Amended and Restated Certificate of Incorporation provides that our Board shall be divided into three classes designated as Class I, Class II and Class III, respectively, with the classes of directors serving for staggered three-year terms. Our Board currently consists of seven directors, divided among the three classes as follows: two Class I directors, Kevin P. Connors and David A. Gollnick, whose terms expire at our Annual Meeting of Stockholder to be held in 2011; two Class II directors, David B. Apfelberg and Timothy J. O'Shea, whose terms expire at our Annual Meeting of Stockholders to be held in 2012; and three Class III directors, Annette J. Campbell-White, W. Mark Lortz and Jerry P. Widman, whose terms expire at this Annual Meeting.

The name of each member of the Board, the class in which he or she serves, and his or her age as of the Record Date, principal occupation and length of service on the Board are as follows:

Name	Term Expires	Age	Principal Occupation	Director Since
Class I Directors				
Kevin P. Connors	2011	48	President and Chief Executive Officer	1998
David A. Gollnick(1)	2011	45	Former Executive Vice President of Research and Development	1998
Class II Directors				
Timothy J. O'Shea(3)	2012	57	Managing Director, Oxo Capital	2004
David B. Apfelberg(2)	2012	68	Clinical Professor of Plastic Surgery, Stanford University Medical Center	1998
Class III Directors				
W. Mark Lortz(3)	2010	58	Former Chief Executive Officer, TheraSense, Inc.	2004
Jerry P. Widman(2)(3)	2010	67	Former Chief Financial Officer, Ascension Health	2004
Annette J. Campbell-White(2)	2010	63	Managing General Partner, MedVenture Associates I-V	1998

(1) Mr. Gollnick resigned from the position of Executive Vice President of Research and Development effective March 20, 2009.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

Director Nominees

The Board has nominated W. Mark Lortz, Jerry P. Widman and Annette J. Campbell-White for re-election as Class III directors.

W. Mark Lortz has served as a member of our board of directors since June 2004. Mr. Lortz served as the Chairman, President and Chief Executive Officer of TheraSense until June of 2004 after its acquisition by Abbott Laboratories. Prior to TheraSense, Mr. Lortz held several positions at LifeScan, including Vice President, Operations and Group Vice President, Worldwide Business Operations. Prior to LifeScan, Mr. Lortz has 18 years of experience with the General Electric Company in several divisions. Mr. Lortz is a member of the board of directors of NeuroMetrix, a publicly-traded manufacturer of neurological diagnostic and therapeutic devices, and Neuralieve, a privately held medical technology company. Within the past five years, Mr. Lortz also served on the board of directors of IntraLase. Mr. Lortz holds an M.B.A. in Management from Xavier University and a B.S. in Engineering Science from Iowa State University. We believe Mr. Lortz's qualifications to serve on our board of directors include his executive leadership and management experience as a former Chief Executive Officer, as well as his experience serving on the boards of other public and private companies.

Jerry P. Widman has served as a member of our board of directors since March 2004. From 1982 to 2001, Mr. Widman served as the Chief Financial Officer of Ascension Health, a not-for-profit multi-hospital system. Mr. Widman currently serves as a member of the board of directors of three other privately-held companies in the healthcare industry. Within the past five years, Mr. Widman also served on the board of directors of ArthroCare Corporation, United Surgical Partners International and the Trizetto Group. Mr. Widman holds a B.B.A. from Case Western Reserve University, an M.B.A. from the University of Denver, and a J.D. from Cleveland State University and is a Certified Public Accountant. We believe Mr. Widman's qualifications to serve on our board of directors include his financial expertise and prior experience as a Chief Financial Officer, as well as his experience serving on the boards of various public and private companies.

Annette J. Campbell-White has served as a member of our board of directors since November 1998. Since May 1986, Ms. Campbell-White has been the Managing General Partner of MedVenture Associates I-V, which are venture partnerships investing primarily in early stage businesses in the healthcare field. Ms. Campbell-White currently serves on the boards of a number of privately-held companies. Ms. Campbell-White holds a B.S. in Chemical Engineering and an M.S. in Chemistry, both from the University of Cape Town, South Africa. We believe Ms. Campbell-White's qualifications to serve on our board of directors include her diverse experience in investment banking transactions, as well as her expertise in the medical device industry and understanding of the Company' s operations having served as a director of the Company while it was a private company.

If elected to our board of directors, directors W. Mark Lortz, Jerry P. Widman and Annette J. Campbell-White would each hold office as a Class III director until our Annual Meeting of Stockholders to be held in 2013 or until his or her earlier resignation, removal, or death.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE THREE NOMINEES FOR CLASS III DIRECTOR LISTED ABOVE.

Directors Whose Terms Extend Beyond the 2010 Annual Meeting

David B. Apfelberg, MD has served as a member of our board of directors since November 1998. Since 1980, Dr. Apfelberg has held various roles at the Stanford University Medical Center, and currently serves as a Clinical Professor of Plastic Surgery. Since 1987, Dr. Apfelberg has also been a consultant for entrepreneurs and venture capital companies in the areas of medical devices and medicine. From June 1991 to May 2001, Dr. Apfelberg was Director of the Plastic Surgery Center in Atherton, California. Dr. Apfelberg holds both a B.M.S., Bachelor of Medical Science, and an M.D. from Northwestern University Medical School. We believe Dr. Apfelberg's qualifications to serve on our board of directors include his medical expertise, understanding of our products, and his knowledge of the aesthetics market generally.

Timothy J. O'Shea has served as a member of our board of directors since April 2004. Mr. O'Shea has been with Oxo Capital since 2008 and serves as a managing director. From 1995 to 2008, he served in a variety of management positions at Boston Scientific, including Corporate Vice President of Business Development from 2000 to 2008. Mr. O'Shea holds a B.A. in history from the University of Detroit. We believe Mr. O'Shea's qualifications to serve on our board of directors include his corporate marketing knowledge as well as his diverse experience in the medical device industry working for a large medical device company.

Kevin P. Connors has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 1998. Mr. Connors also currently serves as a member of the board of directors of the Exploratorium in San Francisco. From May 1996 to June 1998, Mr. Connors served as President and General Manager of Coherent Medical Group, a unit of Coherent Inc., which manufactures lasers, optics and related accessories. We believe Mr. Connors' qualifications to serve on our board of directors include his leadership experience in the aesthetic medical equipment industry prior to joining Cutera and the substantial understanding of the Company and its operations that he has gained while serving as President, Chief Executive Officer and director of the Company since inception.

David A. Gollnick has served as a member of our Board since our inception in August 1998. He served as our Vice President of Research and Development from August 1998 until April 2007, and served as our Executive Vice President of Research and Development from April 2007 until March 2009. From June 1996 to July 1998, Mr. Gollnick was Vice President of Research and Development at Coherent Medical Group, a unit of Coherent Inc. Mr. Gollnick holds a B.S. in Mechanical Engineering from Fresno State University. We believe Mr. Gollnick's qualifications to serve on our board of directors include his technical experience in researching and developing products for the aesthetic medical equipment industry and his understanding of our employees and products.

Proxy Statement

PROPOSAL TWO—RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Independent Registered Public Accounting Firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2010. PricewaterhouseCoopers LLP audited the Company's consolidated financial statements for the fiscal years 2001 through 2009.

The Board is asking the stockholders to ratify the selection of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2010. Although not required by law, by rules of Nasdaq, or by the Company's bylaws, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different Independent Registered Public Accounting Firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from the Company's stockholders.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

Audit and Non-Audit Services

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the Company's Independent Registered Public Accounting Firm. In addition to retaining PricewaterhouseCoopers LLP to audit the Company's consolidated financial statements for 2009, the Audit Committee retained PricewaterhouseCoopers LLP to provide other auditing and advisory services in 2009. The Audit Committee understands the need for PricewaterhouseCoopers LLP to maintain objectivity and independence in its audits of the Company's financial statements. The Audit Committee has reviewed all non-audit services provided by PricewaterhouseCoopers LLP in 2009 and has concluded that the provision of such services was compatible with maintaining PricewaterhouseCoopers LLP's independence in the conduct of its auditing functions.

To help ensure the independence of the Independent Registered Public Accounting Firm, the Audit Committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for the Company by its Independent Registered Public Accounting Firm. Pursuant to this policy, all audit and non-audit services to be performed by the Independent Registered Public Accounting Firm must be approved in advance by the Audit Committee. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full Audit Committee at its next regularly scheduled meeting.

The aggregate fees incurred by the Company for audit and non-audit services in 2009 and 2008 were as follows:

Service Category	2009	2008
Audit Fees	$ 596,500	$ 710,800
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	1,500	1,500
Total	$ 598,000	$ 712,300

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees for professional services for the audit of a company's financial statements and internal control over financial reporting included in the annual report on Form 10-K and for the review of a company's financial statements included in the quarterly reports on Form 10-Q; "audit-related fees" are fees for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are a subscription fee for a PricewaterhouseCoopers LLP online service used for accounting research purposes. Included in audit fees are fees that were billed and unbilled for services rendered during the year ended December 31, 2009.

All of the services provided by PricewaterhouseCoopers LLP described in the table above were approved by the Audit Committee.

NAMED EXECUTIVE OFFICERS

Set forth below is certain information concerning our Named Executive Officers as of the Record Date.

Name	Age	Position (s)
Kevin P. Connors......................	48	President, Chief Executive Officer and Director
Ronald J. Santilli	50	Executive Vice President and Chief Financial Officer

Further information regarding Kevin P. Connors is provided above under "Directors Whose Terms Extend Beyond the 2010 Annual Meeting."

Ronald J. Santilli has served as our Chief Financial Officer since September 2001 and as our Executive Vice President since April 2007. From September 2001 to April 2007, Mr. Santilli served as our Vice President. From April 2001 to August 2001, Mr. Santilli served as Senior Director of Financial Planning and Accounting at Lumenis, a manufacturer of medical lasers. From May 1993 to March 2001, Mr. Santilli held several positions at Coherent Inc., including Sales Operations Manager, Controller of the Medical Group and, most recently, Director of Finance and Administration. Mr. Santilli holds a B.S. in Business Administration from San Jose State University and an M.B.A. in Finance from Golden Gate University.

Compensation Discussion and Analysis

Overview

The primary objectives of our compensation programs are:

- that they be fair, objective and consistent across the employee population;
- that compensation be directly and substantially linked to measurable corporate and individual performance; and
- that compensation remains competitive, so that we can attract, motivate, retain and reward the key employees whose knowledge, skills and performance are necessary for our success.

We seek to foster a culture where individual performance is aligned with organizational objectives. We evaluate and reward our Named Executive Officers based on the comparable industry specific and general market compensation for their respective positions in the company and an evaluation of their contributions to the achievement of short-and long-term organizational goals. Executive compensation is reviewed annually by our Compensation Committee, and adjustments are made to reflect performance-based factors and competitive conditions.

Role of Our Compensation Committee

Compensation Committee Charter

The Compensation Committee establishes compensation for our two Named Executive Officers – our Chief Executive Officer and Chief Financial Officer, and administers our equity incentive plans, which are currently the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan. The Compensation Committee has a written charter, which was adopted by our Board in January 2004, and was amended in April 2007 and in April 2008. A copy of this charter, as amended, can be found on our website, which is www.cutera.com.

Duties of the Compensation Committee

The responsibilities of the Compensation Committee include:

(i) Establishing the following for the Named Executive Officers and such other officers as appropriate: (a) annual base salary, (b) annual incentive bonus, which may include the setting of specific goals and amounts, (c) equity compensation, (d) agreements for employment, severance and change-of-control, and (e) any other benefits, compensation or arrangements, other than benefits generally available to our employees.

(ii) Reviewing and making recommendations to our Board of Directors, at such intervals as may be decided by the Compensation Committee from time to time, regarding (a) general compensation goals and guidelines for our employees and the criteria by which bonuses and stock compensation awards to our employees are determined; and, (b) other policies and plans for the provision of compensation to our employees, directors and consultants.

(iii) Acting as Administrator of our 2004 Equity Incentive Plan, 2004 Employee Stock Purchase Plan, and any other equity compensation plans adopted by our Board.

(iv) Reviewing and making recommendations to our Board with respect to policies relating to the issuance of equity incentives to employees, consultants and directors.

(v) Evaluating the compensation of the independent members of our Board.

(vi) Preparing the report that follows this Compensation Discussion and Analysis.

Compensation Committee Members

The members of our Compensation Committee are appointed by our Board. The members of that committee as of the Record Date were Dr. David B. Apfelberg (chairman), Mr. Jerry P. Widman and Ms. Annette J. Campbell-White. Each member of the Compensation Committee is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and satisfies the independence requirements imposed by Nasdaq.

Role of the Compensation Committee and its Consultant in Setting Executive Compensation

Our Compensation Committee establishes the compensation packages for our Named Executive Officers to ensure consistency with market compensation rates for similar positions, our compensation philosophy and corporate governance guidelines. Decisions are made only by the directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

With the SEC's recent reforms relating to executive compensation disclosure, our Compensation Committee has assumed an active role in reviewing market data and working with a compensation consultant on executive compensation matters. From 2005 to March 2009, we worked with a third-party compensation consultant, Compensia, to assist us in setting executive compensation. In March 2009, we replaced Compensia with Mercer as our third-party compensation consultant. Because certain components of executive compensation—such as bonus targets—are driven by operational priorities, as to which management has greater insight than the Board or the Compensation Committee, the Compensation Committee has directed management to interface with the Committee and the compensation consultant to help establish appropriate targets.

Due to the significant cost associated with services provided by a compensation consultant, we may decide not to engage a compensation consultant each year, but rather once every few years. This decision shall be evaluated regularly and will be based on the Compensation Committee's evaluation of whether the prior report obtained, along with increased disclosures of other public companies from our Peer Group relating to executive compensation disclosure, is sufficient to allow them to make informed and reasonable decisions with regard to executive-compensation matters.

Role of our Executives in Setting Compensation

On occasion, the Compensation Committee meets with members of our management team, including Messrs. Kevin Connors and Ron Santilli, to obtain recommendations with respect to Company compensation programs, practices and packages for executives, other employees and directors. Management may make recommendations to the Compensation Committee on all components of compensation. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations with respect to these matters. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our Named Executive Officers and does not delegate any of its compensation functions to others.

Market Benchmarks

In developing its recommendations for annual compensation packages for our Named Executive Officers, our Compensation Committee worked with Mercer to gather market data and identify an appropriate peer group of public companies. The members of that peer group are Athenahealth, Atrion Corporation, Candela (acquired by Syneron Medical, Ltd.), Cryolife, Cynosure, Emageon, Exactech, I-Flow Corporation, Lifecore Biomedical, Medecision, Meridian Bioscience, Osteotech, Palomar Medical Technologies, Quadramed, RTI Biologics, Solta Medical, Transcend Services, and Tutogen Medical (the "Peer Group"). Our Compensation Committee used this data in developing its recommendations for annual compensation for our Named Executive Officers, but also ensured that its recommendations were consistent with the philosophy underlying our compensation programs.

Compensation Components

Our Named Executive Officers are compensated with cash, equity and non-equity incentives, and other customary employee benefits.

Cash Compensation. Cash compensation consists of base salary, participation in a discretionary bonus program and participation in a discretionary profit-sharing plan. Our cash compensation goals for our Named Executive Officers are based upon the following principals:

- Salary should generally be set at or above the 50th percentile of the Peer Group;
- Salary should be positioned to reflect each individual's experience, performance and potential;
- A significant portion of cash compensation should be "at risk;" and
- The amount of discretionary bonuses payable in any quarter is based on revenue growth, compared with the same quarter in the prior year, and the operating profit before stock-based compensation and non-operational expenses, or "Adjusted Operating Profit." Further, discretionary bonuses are payable only if we have an Adjusted Operating Profit for that quarter.

Base Salary and Total Target Cash Compensation. Total target cash compensation for each Named Executive Officer includes his annual base salary, annual target bonus level (described below) and annual profit-sharing payments.

During 2009, our Compensation Committee retained Mercer, a third-party compensation consultant, to assist it with establishing compensation for our Named Executive Officers. In 2009, Mercer's fees for compensation consulting to the Compensation Committee were approximately $68,000. Mercer does not provide any other services to us other than the services it performs at the request of the Compensation Committee. Mercer assisted the Compensation Committee's executive compensation-setting process by:

- assessing the competitiveness of our compensation arrangements for the Named Executive Officers and making recommendations regarding the 2009 equity grants to these individuals;
- assessing the competitiveness of our compensation arrangements for the members of our Board and making recommendations regarding the compensation program's design and levels; and
- reviewing and providing comments on the structure of the stock option exchange program.

Mercer concluded that our executive total target cash compensation program was well aligned with the practices of the broader medical device industry and direct peers.

Following its review of Mercer's report, the Compensation Committee made recommendations to our Board to maintain the annual base salary and total target cash compensation of our Named Executive Officers as that set by our Board in February 2008.

Discretionary Bonus Program. In addition to base salary compensation, we had a discretionary bonus program in 2009 for our Named Executive Officers and other personnel pursuant to which cash payments may be made quarterly based on the Company's performance in the then-preceding quarter. The annual target bonus levels as a percentage of base salary for the Named Executive Officers effective through December 31, 2009, remained the same as that set by our Board in February 2008 at 60% for Mr. Connors and 45% for Mr. Santilli. Payments made under the discretionary bonus program are at the Board's option. We, however, have historically made payments in accordance with this program.

Target bonuses in 2009 were calculated based upon a matrix of revenue growth and Adjusted Operating Profit. For example, at 10% revenue growth and 10% Adjusted Operating Profit, an individual would receive 100% of his or her target bonus. At 50% revenue growth and 25% Adjusted Operating Profit, an individual would receive 375% of his or her target bonus. There were no bonuses paid to our Named Executive Officers in the first, second and third quarters because we did not have an Adjusted Operating Profit in those quarters. We paid bonuses in the fourth quarter of 2009 to our named Executive Officers based upon achieving an Adjusted Operating Profit for that quarter. The actual bonus earned by each of our Named Executive Officers in 2009 decreased significantly over 2008 and was equal to approximately 6% of their respective annual target bonus.

Discretionary Profit-Sharing Program. We also have a discretionary profit sharing program for our Named Executive Officers and other employees pursuant to which cash payments may be made quarterly. Target profit-sharing payments are calculated based upon half of the quarterly pre-tax Adjusted Operating Profit percentage (pre-tax Adjusted Operating Profit divided by revenue) multiplied by the Named Executive Officer's gross salary earned during that quarter. There were no profit-sharing payments made to our Named Executive Officers in the first, second and third quarters of 2009 because we neither had revenue growth, nor an Adjusted Operating Profit in those quarters. We made profit-sharing payments in the fourth quarter to our named Executive Officers based upon achieving an Adjusted Operating Profit for that quarter. The profit-sharing payments made to each of our Named Executive Officers in 2009 were equal to approximately 0.6% of their respective annual base salary.

Long-Term Incentive Program. We believe that equity-based compensation promotes and encourages long-term successful performance by our Named Executive Officers that is aligned with the organization's goals and the generation of stockholder value. Our equity compensation goals for our Named Executive Officers and others are based upon the following principals:

- Stockholder and executive interests should be aligned;
- Key and high-performing employees, who have a demonstrable impact on our performance and /or stockholder value, should be provided this benefit;
- The program should be structured to provide meaningful retention incentives to participants;
- The equity grants should reflect each individual's experience, performance, potential and be comparable to what the Peer Group grants for the respective position; and
- Actual awards should be tailored to reflect individual performance and attraction/retention goals.

Equity Incentive Compensation. Under our 2004 Equity Incentive Plan, we are permitted to grant stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards. Under that Plan, we grant options to our officers, directors and employees to purchase shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. The grant date for stock options to our Named Executive Officers is typically the date of a regularly scheduled board meeting, or, for annual merit grants, on or around June 1 of each year. Our outside directors are granted stock annually on the date of our Annual Meeting of stockholders. We have no program, plan or practice to select option grant dates (or set board meeting and annual general meeting of stockholders dates) to correspond with the release of material non-public information.

In June 2009, following the recommendations of Mercer, our Compensation Committee, with the approval of our non-employee, outside directors, granted options to Messrs. Connors and Santilli to acquire 120,000 and 55,000 shares of our common stock under our 2004 Equity Incentive Plan, respectively. These equity grants are in the form of stock option awards. At the time these awards were granted, the unvested stock options of each of our Named Executive Officers had exercise prices that were higher than the then-current per-share price of our common stock. Each of these awards was issued for the purpose of retaining the individual recipient and thus ultimately increasing the value of the Company.

Each of the stock option awards described in the preceding paragraph has a vesting commencement date of June 1, 2009, a term of seven years, and vests as follows: twelve thirty-sixths of the total number of shares subject to the stock option shall vest one full calendar year following the vesting commencement date and one thirty-sixth of the total number of shares subject to the stock option shall vest on the last day of each full calendar month thereafter, until all such shares have vested, subject to the option holder continuing to provide services to us through each such date.

In addition, in May 2008 we granted retention options to our Named Executive Officers that will cliff vest 100% in May 2011. We believe these option grants provide a meaningful incentive for Named Executive Officers to continue providing services until the end of that three-year period.

In 2005, we issued performance unit awards (otherwise commonly referred to as restricted stock units) to our Named Executive Officers and certain employees pursuant to, and as provided under, the 2004 Equity Incentive Plan. Each recipient of an award entered into a performance unit award agreement (or Award Agreement). These awards vested annually at the rate of 25% of the units per year, for four years, and became fully vested in 2009. Pursuant to the Award Agreements, following each annual vesting date, the award was settled in stock, net of stock withheld for the payment of employee taxes. Under the terms of the 2004 Equity Incentive Plan and the Award Agreements, each unit had an initial value equal to the fair market value of our common stock on the date of grant. On its vesting date, the unit had a value equal to the fair market value of our common stock on the date of vesting.

We also have a 2004 Employee Stock Purchase Plan that provides eligible employees with the opportunity to purchase shares of our common stock at a 15% discounted price to the lower of the fair market value at either the beginning or the end of the applicable offering period. During 2009, our Chief Financial Officer participated in this Plan, but our Chief Executive Officer did not participate in this Plan.

Option Exchange Program. In January 2009, our Board determined that it would be in the best interests of the Company and our stockholders to provide for a one-time exchange of stock options that are underwater as of the date of exchange (the "Option Exchange Program"), and delegated to its Compensation Committee the task of developing a specific program. The Compensation Committee, after receiving input from Mercer, approved the detailed terms of the Option Exchange Program in March 2009, subject to approval by our stockholders. At our 2009 Annual Meeting of Stockholders held in May 2009, the stockholders of the Company approved the Option Exchange Program for our employees and voted against the Option Exchange Program for our executive officers and the independent members of our Board of Directors.

In July 2009, we completed the Option Exchange Program for our employees to exchange certain options outstanding for new options to purchase shares of our common stock. As a result, options to purchase 864,373 shares of our common stock were cancelled and new options to purchase up to 447,841 shares of the Company's common stock were issued in exchange. The new options have an exercise price per share of $8.49, the closing price of our common stock as reported on the Nasdaq Global Select Market on the date that the offer expired and Option Exchange Program was completed, are unvested as of the grant date, and subject to an additional six (6) months of vesting over and above the vesting schedule of the surrendered options. It is the view of our Board and its Compensation Committee that the modified equity awards are a valuable incentive and retention tool and are a part of compensation for non-executive employees of the Company.

Benefits. We provide the following benefits to our Named Executive Officers generally on the same basis as the benefits provided to all employees:

- Health, dental and vision insurance;
- Life insurance;
- Short-and long-term disability;
- 401(k) plan, however, in 2009 we discontinued our discretionary employer match on employee 401(k) contributions; and

- Flexible Spending Accounts.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We have Change of Control and Severance Agreements with each of our Named Executive Officers. The purpose of these agreements is to provide incentives to our Named Executive Officers to continue their employment with the Company and not be distracted by the possibility of loss of employment as a result of an acquisition of the Company or for other reasons.

The Change of Control and Severance Agreements provide that if a Named Executive Officer's employment with the Company is terminated by the Company without Cause or by the executive for Good Reason either prior to 3 months before or after 12 months following a Change of Control (as such capitalized terms are defined in the Change of Control and Severance Agreement) of the Company but not in connection with a Change of Control, the executive will receive, subject to signing a release of claims in favor of the Company, (i) a lump sum severance payment equal to 200% of the annual base salary as in effect immediately prior to such termination for our Chief Executive Officer and 100% of the annual base salary as in effect immediately prior to such termination for our Chief Financial Officer; and (ii) up to 24 months for our Chief Executive Officer and up to 12 months for our Chief Financial Officer of reimbursement for premiums paid for COBRA coverage.

The Change of Control and Severance Agreements also provide that if an executive's employment with the Company is terminated by the Company without Cause or by the executive for Good Reason and such termination occurs within the period beginning 3 months before, and ending 12 months following, a Change of Control of the Company and in connection with a Change of Control, the executive will receive, subject to signing a release of claims in favor of the Company, (i) a lump sum severance payment equal to 200% of the annual base salary as in effect immediately prior to such termination or, if greater, at the level in effect immediately prior to the Change of Control for our Chief Executive Officer and 100% of the annual base salary as in effect immediately prior to such termination or, if greater, at the level in effect immediately prior to the Change of Control for our Chief Financial Officer; (ii) a lump sum severance payment equal to 100% of the executive's annual target bonus for the fiscal year in which the termination occurs or, if greater, executive's annual target bonus in effect immediately prior to the Change of Control; (iii) automatic vesting in full of all outstanding and unvested equity awards held by the executive as of the date of the Change of Control; and (iv) up to 24 months for our Chief Executive Officer and up to 12 months for our Chief Financial Officer of reimbursement for premiums paid for COBRA coverage.

Each Change of Control and Severance Agreement has an initial term of three years, and will extend for an additional year unless the Company or the applicable executive provides written notice at least sixty days prior to the third anniversary of the agreement. For purposes of these agreements, "Cause" shall mean executive's termination only upon (i) executive's willful failure to substantially perform executive's duties (subject to notice and a reasonable period to cure), other than a failure resulting from executive's complete or partial incapacity due to physical or mental illness or impairment; (ii) executive's willful act which constitutes gross misconduct and which is injurious to the Company; (iii) executive's willful breach of a material provision of the Change of Control and Severance Agreement (subject to notice and reasonable period to cure); or (iv) executive's knowing, material and willful violation of a federal or state law or regulation applicable to the business of the Company.

For purposes of these agreements, "Good Reason" shall mean executive's termination of employment within ninety (90) days following the expiration of any cure period following the occurrence of one or more of the following, without executive's consent: (i) a material reduction in executive's authority, duties, or responsibilities relative to duties, position or responsibilities in effect immediately prior to such reduction; (ii) a material reduction in executive's base salary as in effect immediately prior to such reduction; or (iii) a material change in the geographic location at which executive must perform services (in other words, the relocation of executive to a facility that is more than fifty (50) miles from executive's then-current location.

Based on its review of our change-in-control program, Mercer determined that it is aligned with the practices of our direct peers.

Each Change of Control and Severance Agreement has an initial term of three years, and will extend for an additional year unless the Company or the applicable executive provides written notice at least sixty days prior to the third anniversary of the agreement.

For purposes of these agreements, "Cause" shall mean executive's termination only upon (i) executive's willful failure to substantially perform executive's duties (subject to notice and a reasonable period to cure), other than a failure resulting from executive's complete or partial incapacity due to physical or mental illness or impairment; (ii) executive's willful act which constitutes gross misconduct and which is injurious to the Company; (iii) executive's willful breach of a material provision of the Change of Control and Severance Agreement (subject to notice and reasonable period to cure); or (iv) executive's knowing, material and willful violation of a federal or state law or regulation applicable to the business of the Company.

For purposes of these agreements, "Good Reason" shall mean executive's termination of employment within ninety (90) days following the expiration of any cure period following the occurrence of one or more of the following, without executive's consent: (i) a material reduction in executive's authority, duties, or responsibilities relative to duties, position or responsibilities in effect immediately prior to such reduction; (ii) a material reduction in executive's base salary as in effect immediately prior to such reduction; or (iii) a material change in the geographic location at which executive must perform services (in other words, the relocation of executive to a facility that is more than fifty (50) miles from executive's then-current location).

Potential Payments Upon Termination or Change in Control

The following table lists our Named Executive Officers and the estimated amounts they would have become entitled to had their employment with us terminated without cause or resigns for good reason not in connection with a Change of Control on December 31, 2009.

Name	Estimated Total Value of Cash Payment	Estimated Total Value of Health Coverage Continuation
Kevin P. Connors	$ 840,000	$ 14,616
Ronald J. Santilli	$ 290,000	$ 20,652

The following table lists our Named Executive Officers and the estimated amounts they would have become entitled to had their employment with us terminated without cause or resigns for good reason in connection with a Change of Control on December 31, 2009.

Name	Estimated Total Value of Cash Payment	Estimated Total Value of Health Coverage Continuation	Value of Accelerated Equity (1)
Kevin P. Connors	$ 1,092,000	$ 14,616	$ 655,099
Ronald J. Santilli	420,500	$ 20,652	$ 137,413

(1) We estimate the value of acceleration of options and shares held by each of our Named Executive Officers based on a share price of $8.51 per share as of December 31, 2009 and the number of options and shares held by each of our Named Executive Officers that were unvested as of December 31, 2009.

Proxy Statement

Except for these Change of Control and Severance Agreements, we do not have employment agreements with any of our Named Executive Officers.

Internal Revenue Code Section 162(m) and Limitations on Executive Compensation

Section 162(m) of the United States Internal Revenue Code of 1986, as amended, may limit our ability to deduct for United States federal income tax purposes compensation paid to either our Chief Executive Officer or to other highly paid executive officers in any one fiscal year that is, for each such person, in excess of $1,000,000. None of our executive officers received any such compensation in excess of this limit during 2009, or any prior year.

Grants of stock options under the 2004 Equity Incentive Plan are not subject to the deduction limitation; however, to preserve our ability to deduct the compensation income associated with options granted to such executive officers pursuant to Section 162(m) of the Internal Revenue Code, our 2004 Equity Incentive Plan provides that no optionee may be granted option(s) to purchase more than 500,000 shares of our common stock in any one fiscal year. However, in the fiscal year in which the optionee is hired, an optionee may be granted an option to purchase up to 1,000,000 shares of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Our stockholders approved each of our equity compensation plans, including a 2008 amendment to our 2004 Equity Incentive Plan. The following table provides information regarding common stock that may be issued upon the exercise of options and restricted stock units under our 2004 Equity Incentive Plan as of December 31, 2009.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,692,555	$ 10.87	1,840,381
Equity compensation plan not approved by security holders	—	—	—
Total	2,692,555	$ 10.87	1,840,381

Summary Compensation Table

The following table sets forth summary compensation information for the years ended December 31, 2009, 2008 and 2007 for our Chief Executive Officer and Chief Financial Officer. We refer to these persons as our Named Executive Officers elsewhere in this proxy statement. Except as provided below, none of our Named Executive Officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Salary	Bonus (1)	Option and Stock Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Kevin P. Connors						
President and Chief Executive Officer						
2009	$ 420,000	$ 18,454	$ 481,284	$ —	$ —	$ 919,738
2008	420,000	53,086	708,145	6,852	10,817	1,198,900
2007	390,833	258,267	444,608	7,725	10,358	1,111,791
Ronald J. Santilli						
Executive Vice President and Chief Financial Officer						
2009	$ 290,000	$ 10,012	$ 220,589	$ —	$ —	$ 520,601
2008	290,000	28,513	339,765	—	10,350	668,628
2007	267,083	134,795	244,534	—	10,358	656,770

(1) Amounts represent a discretionary bonus and profit sharing earned in 2008 and 2009.

(2) Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year ended December 31, 2009 calculated in accordance with ASC Topic 718. See Note 5 of the Consolidated Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 15, 2010 for a discussion of valuation assumptions for stock-based compensation.

(3) Amounts represent non-cash benefit associated with a company sponsored, non-business, event for achieving sales targets in accordance with our commission incentive plan.

(4) Amount represents 401(k) employer-match contributions and service award, where applicable. In 2009, we discontinued our discretionary employer match on employee 401(k) contributions.

Grants of Plan-Based Awards

The following table lists grants of plan-based awards made to our Named Executive Officers in 2009 and their related grant date fair value calculated in accordance with ASC Topic 718.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards (2)	Grant Date Fair Value of Stock Option Awards (1)
		Threshold	Target	Maximum			
Kevin P. Connors President and Chief Executive Officer	06/08/2009	—	—	—	120,000	$8.66	481,284
Ronald J. Santilli Chief Financial Officer and Executive Vice President	06/08/2009	—	—	—	55,000	$8.66	220,589

(1) Amounts reflect grant date fair value of equity awards calculated in accordance with ASC Topic 718. See Note 5 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 15, 2010 for a discussion of valuation assumptions for stock-based compensation.

(2) The per-share prices were the closing price of our common stock on the respective dates of grant.

Equity Incentive Awards Outstanding

The following table lists the outstanding equity incentive awards held by our Named Executive Officers as of December 31, 2009.

	Option Awards				Stock Awards		
Name	Number of Securities Underlying Unexercised Earned Options	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Date Awards Will be Fully Vested
Kevin P. Connors	50,000	—	$ 0.50	8/4/2010			
President and	40,000	—	2.50	6/8/2011			
Chief Executive	3,333	—	4.25	8/13/2013			
Officer	30,000	—	20.25	7/28/2015			
	48,125	6,875[(1)]	23.75	6/8/2013			
	25,000	15,000[(1)]	24.46	6/8/2012			
	12,488	20,812[(1)]	10.43	5/28/2015			
	—	100,000[(2)]	10.43	5/28/2015			
	—	120,000[(3)]	8.66	6/08/2016			
					—	$ —	—
Ronald J. Santilli	20,000	—	5.50	9/24/2011			
Executive Vice	3,372	—	4.25	8/7/2012			
President and	14,753	—	4.25	8/13/2013			
Chief Financial	10,000	—	13.30	7/20/2014			
Officer	15,000	—	20.25	7/28/2015			
	30,625	4,375[(1)]	23.75	6/8/2013			
	13,750	8,250[(1)]	24.46	6/8/2012			
	5,138	8,562[(1)]	10.43	5/28/2015			
	—	50,000[(2)]	10.43	5/28/2015			
	—	55,000[(3)]	8.66	6/08/2016			
					—	$ —	—

(1) One-quarter (1/4th) of the shares underlying each of these options vest on the one year anniversary of the vesting commencement date and 1/48th of the underlying shares vest each month thereafter.

(2) 100% of the shares underlying each of these options vest on the three year anniversary of the vesting commencement date.

(3) One-third (1/3rd) of the shares underlying each of these options vest on the one year anniversary of the vesting commencement date and 1/36th of the underlying shares vest each month thereafter.

Options Exercised and Stock Vested

The following table lists the options exercised by, and stock vested to, our Named Executive Officers in the year ended December 31, 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized Upon Vesting (2)
Kevin P. Connors President and Chief Executive Officer	408,333	2,396,915	2,500	20,350
Ronald J. Santilli Executive Vice President and Chief Financial Officer	—	—	1,250	10,175

(1) Represents the excess of fair market value of the shares exercised on the exercise date over the aggregate exercise price for such shares.

(2) These shares were originally issued by us pursuant to performance unit awards. On each vesting date, the unit had a value equal to the fair market value of our common stock on the date of vesting.

COMPENSATION COMMITTEE REPORT (1)

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Cutera's proxy statement.

The foregoing report is provided by the undersigned members of the Compensation Committee.

Dr. David B. Apfelberg
Mr. Jerry P. Widman
Ms. Annette J. Campbell-White

---

(1) The material in this report is not deemed soliciting material or filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in those filings.

OTHER MATTERS

We are not aware of any other business to be presented at the meeting. As of the date of this proxy statement, no stockholder had advised us of the intent to present any business at the meeting. Accordingly, the only business that our Board of Directors intends to present at the meeting is as set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the proxies will use their discretion to vote on such matters in accordance with their best judgment.

By order of the Board of Directors,



Kevin P. Connors
President and Chief Executive Officer

Brisbane, California
April 9, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CUTERA, INC.
2010 ANNUAL MEETING OF STOCKHOLDERS

The undersigned stockholder of Cutera, Inc., a Delaware corporation, hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement each dated April 9, 2010 and hereby appoints Kevin P. Connors (our Chief Executive Officer and a member of our Board of Directors) and Ronald J. Santilli (our Chief Financial Officer), each as proxy and attorney-in-fact, with full power of substitution, on behalf and in the name of the undersigned to represent the undersigned at the 2010 Annual Meeting of Stockholders of Cutera, Inc. to be held on May 19, 2010 at 10:00 a.m., local time, at Cutera's offices located at 3240 Bayshore Blvd., Brisbane, California 94005-1021, and at any postponement or adjournment thereof, and to vote all shares of common stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below:

SEE REVERSE SIDE

FOLD AND DETACH HERE

Please mark your votes as indicated ☒

1.Election of Directors	FOR	WITHHOLD	2.Ratify the appointment of PricewaterhouseCoopers LLP as the Independent Registered Public Accounting Firm of the Company for the fiscal year ending December 31, 2010	FOR	AGAINST	ABSTAIN
	☐	☐		☐	☐	☐

CLASS III NOMINEES:

W. MARK LORTZ

JERRY P. WIDMAN

ANNETTE J. CAMPBELL-WHITE

THE STOCKHOLDER MAY WITHHOLD AUTHORITY TO VOTE FOR ANY NOMINEE BY STRIKING OUT THE INDIVIDUAL'S NAME ABOVE

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF THE NOMINATED CLASS III DIRECTORS; (2) FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND (3) AS THE PROXY HOLDERS DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS HEREON. IF THE STOCK IS REGISTERED IN THE NAME OF TWO OR MORE PERSONS, EACH SHOULD SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS AND ATTORNEYS-IN-FACT SHOULD ADD THEIR TITLES. IF SIGNER IS A CORPORATION, PLEASE GIVE FULL CORPORATE NAME AND HAVE A DULY AUTHORIZED OFFICER SIGN, STATING TITLE. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE, WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

SIGNATURE(S)____________________ SIGNATURE(S)________________________ DATE:________, 2010

NOTE: This Proxy should be marked, signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

FOLD AND DETACH HERE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009
Commission file number: 000-50644

CUTERA

Cutera, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0492262**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

3240 Bayshore Blvd.
Brisbane, California 94005
(415) 657-5500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.001 par value per share	**The NASDAQ Stock Market, LLC**

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, held by non-affiliates of the registrant as of June 30, 2009 (which is the last business day of registrant's most recently completed second fiscal quarter) based upon the closing price of such stock on the NASDAQ Global Select Market on that date, was $56 million. For purposes of this disclosure, shares of common stock held by entities and individuals who own 5% or more of the outstanding common stock and shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the Rules and Regulations of the Securities Exchange Act of 1934. This determination of affiliate status is not necessarily conclusive.

The number of shares of Registrant's common stock issued and outstanding as of February 26, 2010 was 13,436,163.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

We are a global medical device company headquartered in Brisbane, California specializing in the design, development, manufacture, marketing and servicing of laser and other light-based aesthetics systems for practitioners worldwide. We offer easy-to-use products based on three platforms—CoolGlide®, Xeo® and Solera®—which enable physicians and other qualified practitioners to perform safe and effective aesthetic procedures for their customers.

- ***CoolGlide-*** Our first product platform, CoolGlide, was launched in March 2000. This Platform offers laser applications for hair removal, treatment of a range of vascular lesions, including leg and facial veins, and Laser Genesis—a skin rejuvenation procedure that reduces fine lines, reduces pore size and improves skin texture.
- ***Xeo-*** In 2003, we introduced the Xeo platform, which can combine pulsed light and laser applications in a single system. The Xeo is a fully upgradeable platform on which a customer can use every application that we offer to remove unwanted hair, treat vascular lesions and rejuvenate the skin by treating discoloration, improving texture, reducing pore size and treating fine lines and laxity. This product platform represents the largest contributor to our Product and Upgrade revenue.
- ***Solera-*** In 2004, we introduced our Solera platform—a compact tabletop system designed to support a single technology platform. Solera systems use either infrared (Solera Titan) or pulsed light (Solera Opus) and can be used to remove unwanted hair, treat vascular lesions and rejuvenate the skin. The Solera Opus can support one or more pulsed light applications in a single system.

Each of our laser and light based platforms consists of one or more hand pieces and a console that incorporates a universal graphic user interface, a laser or other light-based module, control system software and high voltage electronics. However, depending on the application, the laser or other light-based module is sometimes instead contained in the hand piece. A description of each of our hand pieces, and the aesthetic conditions they are designed to treat, are contained in the section entitled "Products," below.

We offer our customers the ability to select the systems and applications that best fit their practice and to subsequently upgrade their systems to add new applications. This upgrade path allows our customers to cost-effectively build their aesthetic practices and provides us with a source of recurring revenue.

In addition to systems and upgrades, we generate revenue from the sale of post warranty service and Titan hand piece refills.

The Structure of Skin and Conditions that Affect Appearance

The skin is the body's largest organ and is comprised of layers called the epidermis and dermis. The epidermis is the outer layer, and serves as a protective barrier for the body. It contains cells that determine pigmentation, or skin color. The underlying layer of skin, the dermis, contains hair follicles and large and small blood vessels that are found at various depths below the epidermis. Collagen, also found within the dermis, provides strength and flexibility to the skin.

Many factors, such as age, smoking and sun damage, can result in aesthetically unpleasant changes in the appearance of the skin. These changes can include:

- Undesirable hair growth;
- Enlargement or swelling of blood vessels due to circulatory changes that become visible at the skin's surface in the form of unsightly veins;
- Deterioration of collagen, which weakens the skin, leading to uneven texture, increased pore size, wrinkles and laxity; and
- Uneven pigmentation or sun spots due to long-term sun exposure.

People with unwanted hair or any of the above-mentioned skin conditions often seek aesthetic treatments to improve their appearance.

The Market for Non-Surgical Aesthetic Procedures

The market for non-surgical aesthetic procedures has grown significantly over the past several years. The American Society of Plastic Surgeons estimates that in 2008 there were over 10 million minimally-invasive aesthetic procedures performed, a 5% increase over 2007 and a 90% increase over 2000. We believe there are several factors contributing to the growth of these aesthetic procedures, including:

- *Aging of the U.S. Population-* The "baby boomer" demographic segment, ages 45 to 63 in 2009, represented approximately 26% of the U.S. population as of July 1, 2005. The size of this aging segment, and its desire to retain a youthful appearance, has driven the growth for aesthetic procedures.

- *Broader Range of Safe and Effective Treatments-* Technical developments have led to safe, effective, easy-to-use and low-cost treatments with fewer side effects, resulting in broader adoption of aesthetic procedures by practitioners. In addition, technical developments have enabled practitioners to offer a broader range of treatments. These technical developments have reduced the required treatment and recovery times, which in turn have led to greater patient demand.

- *Broader Base of Customers-* Managed care and government payer reimbursement restrictions in the United States, and similar payment related constraints outside the United States, may help motivate qualified practitioners from differing specialties to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. As a result, in addition to the core users such as dermatologists and plastic surgeons, many other non-core practitioners, such as gynecologists, family practitioners, primary care physicians, physicians offering aesthetic treatments in non-medical offices, and other qualified practitioners are offering aesthetic procedures.

Non-Surgical Aesthetic Procedures for Improving the Skin's Appearance and Their Limitations

Many alternative therapies are available for improving a person's appearance by treating specific structures within the skin. These procedures utilize injections or abrasive agents to reach different depths of the dermis and the epidermis. In addition, non-invasive and minimally-invasive treatments have been developed that employ laser and other light-based technologies to achieve similar therapeutic results. Some of these more common therapies and their limitations are described below.

Hair Removal- Techniques for hair removal include waxing, depilatories, tweezing, shaving, electrolysis and laser and other light-based hair removal. The only techniques that provide a long-lasting solution are electrolysis and light-based hair removal. Electrolysis is usually painful, time-consuming and expensive for large areas, but is the most common method for removing light-colored hair. During electrolysis, an electrologist inserts a needle directly into a hair follicle and activates an electric current in the needle. Since electrolysis only treats one hair follicle at a time, the treatment of an area as small as an upper lip may require numerous visits and many hours of treatment. In addition, electrolysis can cause blemishes and infection related to needle use.

Leg and Facial Veins- The current aesthetic treatment methods for leg and facial veins include sclerotherapy and laser and other light-based treatments. With these treatments, patients seek to eliminate visible veins and improve overall skin appearance. Sclerotherapy requires a skilled practitioner to inject a saline or detergent-based solution into the target vein, which breaks down the vessel causing it to collapse and be absorbed into the body. The need to correctly position the needle on the inside of the vein makes it difficult to treat smaller veins, which limits the treatment of facial vessels and small leg veins. The American Society of Plastic Surgeons estimates that nearly 375,000 sclerotherapy procedures were performed in 2008.

Skin Rejuvenation- Skin rejuvenation treatments include a broad range of popular alternatives, including Botox and collagen injections, chemical peels, microdermabrasions, radiofrequency treatments and lasers and other light-based treatments. With these treatments, patients hope to improve overall skin tone and texture, reduce pore size, tighten skin and remove other signs of aging, including mottled pigmentation, diffuse redness and wrinkles. All of these procedures are temporary solutions and must be repeated within several weeks or months to sustain their effect, thereby increasing the cost and inconvenience to patients. For example, the body absorbs Botox and collagen and patients require supplemental injections every three to six months to maintain the benefits of these treatments.

Some skin rejuvenation treatments, such as chemical peels and microdermabrasions, can have undesirable side effects. Chemical peels use acidic or caustic solutions to peel away the epidermis, and microdermabrasion generally utilizes sand crystals to resurface the skin. These techniques can lead to stinging, redness, irritation and scabbing. In addition, more serious complications, such as changes in skin color, can result from deeper chemical peels. Patients that undergo these deep chemical peels are also advised to avoid exposure to the sun for several months following the procedure. The American

Society of Plastic Surgeons estimates that in 2008, 5.0 million injections of Botox and over 1.5 million injections of collagen and other soft-tissue fillers were administered, and 1.0 million chemical peels and over 840,000 microdermabrasion procedures were performed.

In radiofrequency tissue tightening, energy is applied to heat the dermis of the skin with the goal of shrinking and tightening the collagen fibers. This approach may result in a more subtle and incremental change to the skin than a surgical facelift. Drawbacks to this approach may include surface irregularities that may resolve over time, and the risk of burning the treatment area.

Laser and other light-based non-surgical treatments for hair removal, veins and skin rejuvenation are discussed in the following section and in the section entitled "Our Applications and Procedures," below.

Laser and Other Light-Based Aesthetic Treatments

Laser and other light-based aesthetic treatments can achieve therapeutic results by affecting structures within the skin. The development of safe and effective aesthetic treatments has created a well-established market for these procedures.

Ablative skin resurfacing is a method of improving the appearance of the skin by removing the outer layers of the skin. Ablative skin resurfacing procedures are considered invasive or minimally invasive, depending on how much of the epidermis is removed during a treatment. Non-ablative skin resurfacing is a method of improving the appearance of the skin by treating the underlying structure of the skin without damaging the outer layers of the skin. Practitioners can use laser and other light-based technologies to selectively target hair follicles, veins or collagen in the dermis, as well as cells responsible for pigmentation in the epidermis, without damaging surrounding tissue. They can also use these technologies to safely remove portions of the epidermis and deliver heat to the dermis as a means of generating new collagen growth.

Safe and effective laser and other light-based treatments require an appropriate combination of the following four parameters:

- *Energy Level-* the amount of light emitted to heat a target;
- *Pulse Duration-* the time interval over which the energy is delivered;
- *Spot Size-* the diameter of the energy beam, which affects treatment depth and area; and
- *Wavelength-* the color of light, which impacts the effective depth and absorption of the energy delivered.

For example, in the case of hair removal, by utilizing the correct combination of these parameters, a practitioner can use a laser or other light source to selectively target melanin within the hair follicle to absorb the laser energy and destroy the follicle, without damaging other delicate structures in the surrounding tissue. Wavelength and spot size permit the practitioner to target melanin in the base of the hair follicle, which is found in the dermis. The combination of pulse duration and energy level may vary, depending upon the thickness of the targeted hair follicle. A shorter pulse length with a high energy level is optimal to destroy fine hair, whereas coarse hair is best treated with a longer pulse length with lower energy levels. If treatment parameters are improperly set, non-targeted structures within the skin may absorb the energy thereby eliminating or reducing the therapeutic effect. In addition, improper setting of the treatment parameters or failure to protect the surface of the skin may cause burns, which can result in blistering, scabbing and skin discoloration.

Technology and Design of Our Systems

Our unique CoolGlide, Xeo and Solera platforms provide the long-lasting benefits of laser and other light-based aesthetic treatments. Our technology allows for a combination of a wide variety of applications available in a single system. Key features of our solutions include:

- ***Multiple Applications Available in a Single System-*** Our multi-application systems enable practitioners to perform multiple aesthetic procedures using a single device. These procedures include hair removal, treatment of unsightly veins and skin rejuvenation, including the treatment of discoloration, laxity, fine lines, pore size and uneven texture. Because practitioners can use our systems for multiple indications, the cost of a unit may be spread across a potentially greater number of patients and procedures, and therefore may be more rapidly recovered.
- ***Technology and Design Leadership-*** We offer innovative laser and other light-based solutions for the aesthetic market. Our laser technology combines long wavelength, adjustable energy levels, variable spot sizes and a wide range of pulse durations, allowing practitioners to customize treatments for each patient and condition. Our proprietary pulsed light hand pieces for the treatment of discoloration, hair removal and vascular treatments optimize the wavelength used for treatments and incorporate a monitoring system

to increase safety. Our Titan hand pieces utilize a novel light source that had not been previously used for aesthetic treatments. And our Pearl and Pearl Fractional hand pieces, with proprietary YSGG technology, represent the first application of the 2790 nm wavelength for minimally-invasive cosmetic dermatology.

- ***Upgradeable Platform-*** We design our products to allow our customers to cost-effectively upgrade to our multi-application systems, which provide our customers with the option to add additional applications to their existing systems and provides us with a source of recurring revenue. We believe that product upgradeability allows our customers to take advantage of our latest product offerings and provide additional treatment options to their patients, thereby expanding the opportunities for their aesthetic practices.

- ***Treatments for Broad Range of Skin Types and Conditions-*** Our products remove hair safely and effectively on patients of all skin types, including harder-to-treat patients with dark or tanned skin. In addition, the wide parameter range of our systems allows practitioners to effectively treat patients with both fine and coarse hair. Practitioners may use our products to treat spider and reticular veins, which are unsightly small veins in the leg, as well as small facial veins. And they can treat color, texture, pore size, fine lines and laxity on any type of skin with our skin rejuvenation systems. The ability to customize treatment parameters enables practitioners to offer safe and effective therapies to a broad base of their patients.

- ***Ease of Use-*** We design our products to be easy to use. Our proprietary hand pieces are lightweight and ergonomic, minimizing user fatigue, and allow for clear views of the treatment area, reducing the possibility of unintended damage and increasing the speed of application. Our control console contains a universal graphic user interface with three simple, independently adjustable controls from which to select a wide range of treatment parameters to suit each patient's profile. The clinical navigation user interface on the Xeo platform provides recommended clinical treatment parameter ranges based on patient criteria entered. And our Pearl and Pearl Fractional hand pieces include a scanner with multiple scan patterns to allow simple and fast treatments of the face. Risks involved in the use of our products include risks common to other laser and other light-based aesthetic procedures, including the risk of burns, blistering and skin discoloration.

Strategy

Our goal is to maintain and expand our position as a leading, worldwide, provider of light-based aesthetic devices and complementary aesthetic products by executing the following strategies:

- *Continue to Expand our Product Offering-* Though we believe that our current portfolio of products is comprehensive, our research and development group has a pipeline of potential products under development that we expect to commercialize in the future. In the fourth quarter of 2009, we indefinitely postponed the launch of our TruSculpt product for the body contouring market. We plan to continue to refine this product and obtain additional clinical data until we establish that the clinical protocols yield the desired outcome. In addition to products in the laser and light based aesthetic market, we are expanding our product offering into other complementary aesthetic applications, such as dermal fillers and cosmeceuticals. Such products will allow us to leverage our existing customer call points, and provide us with new customer call points, to generate additional revenue, which will enhance the productivity of our distribution channels.

- *Increasing Revenue and Improving Productivity-* We believe that the market for aesthetic systems will continue to offer growth opportunities in the future even though our revenue declined by 36% in 2009, compared with 2008, due to the global recession. We continue to build brand-recognition, add additional products to our international distribution channel and remain focused on enhancing our global distribution network, all of which we expect will increase our revenue. In addition, we plan to grow our U.S. revenue by leveraging our relationship with PSS World Medical Shared Services, Inc., or PSS— a wholly-owned subsidiary of PSS World Medical — that operates medical supply distribution service centers with over 700 sales consultants serving physician offices throughout the United States. In 2009, we restructured our direct sales force with goals of managing expenses in line with our reduced business, and improving productivity by retaining our key performers and expanding their sales territories.

- *Increasing Focus on Practitioners with Established Medical Offices-* We believe there is growth opportunity in targeting our products to a broad customer base, however, due to the recent global recession, we have shifted our focus to the core practitioners and physicians with established medical offices. We believe that our customer success is largely dependent upon having an existing medical practice, in which our systems provide incremental revenue sources to augment their practice revenue.
- *Leveraging our Installed Base with Sales of Upgrades-* Each time we have introduced a major new product, we have designed it to allow existing customers to upgrade their previously purchased systems to offer additional capabilities. We believe that providing upgrades to our existing installed base of customers continues to represent a potentially significant opportunity for recurring revenue. We also believe that our upgrade program aligns our interest in generating revenue with our customers' interest in improving the return on their investment by expanding the range of applications that can be performed with their existing systems. In 2010, we plan on continuing to market upgrades to our installed base, including our Pearl and Pearl Fractional applications introduced in 2007 and 2008, respectively.
- *Generating Revenue from Services and Refillable Hand Pieces-* Our Titan hand pieces and pulsed-light hand pieces are refillable products, which provide us with a source of recurring revenue from our existing customers. We offer post-warranty services to our customers either through extended service contracts to cover preventive maintenance or through direct billing for parts and labor. These post-warranty services serve as additional sources of recurring revenue.

Products

Our CoolGlide, Xeo and Solera platforms allow for the delivery of multiple laser and other light-based aesthetic applications from a single system. With our Xeo and Solera platforms, practitioners can purchase customized systems with a variety of our multi-technology applications. The following table lists our products and each checked box represents the incremental applications that were added to the respective platforms in the years noted.

Applications:				**Hair Removal:**	**Vascular Lesions:**	**Skin Rejuvenation**		
System Platforms:	**Products:**	**Year:**	**Energy Source:**			**Dyschromia:**	**Texture, Lines and Wrinkles:**	**Skin Laxity:**
CoolGlide	CV	2000	a	x				
	Excel	2001	a		x			
	Vantage	2002	a				x	
Xeo:	Nd:YAG	2003	a	x	x		x	
	OPS600	2003	b			x		
	LP560	2004	b			x		
	Titan S	2004	c					x
	ProWave 770	2005	b	x				
	AcuTip 500	2005	b		x			
	Titan V/XL	2006	c					x
	LimeLight	2006	b			x		
	Pearl	2007	d			x	x	
	Pearl Fractional	2008	d				x	
Solera	Titan S	2004	c					x
	ProWave 770	2005	b	x				
	OPS 600	2005	b			x		
	LP560	2005	b			x		
	AcuTip 500	2005	b		x			
	Titan V/XL	2006	c					x
	LimeLight	2006	b			x		

Energy Source: a. 1064nm Nd:YAG laser; b. flashlamp; c. Infrared laser; d. 2790 nm YSGG laser

Each of our products consists of a control console and one or more hand pieces, depending on the model.

Control Console

Our control console includes a universal graphic user interface, control system software and high voltage electronics. All CoolGlide systems, and some models of the Xeo platform, include our laser module which consists of electronics, a visible aiming beam, a focusing lens, and an Nd:YAG and/or flashlamp laser that functions at wavelengths that permit penetration over a wide range of depths and is effective across all skin types. The interface allows the practitioner to set the appropriate laser or flashlamp parameters for each procedure through a user-friendly format. The control system software ensures that the operator's instructions are properly communicated from the graphic user interface to the other components within the system. Our high voltage electronics produce over 10,000 watts of peak laser energy, which permits therapeutic effects at short pulse durations. Our Solera console platform comes in two configurations—Opus and Titan—both of which include a universal graphic user interface, control system software and high voltage electronics. The Solera Opus console is designed specifically to drive our flashlamp hand pieces while the Solera Titan console is designed specifically to drive the Titan hand pieces. The control system software is designed to ensure that the operator's instructions are properly communicated from the graphical user interface to the other components within the system and includes real-time calibration to control the output energy as the pulse is delivered during the treatment.

Hand Pieces

1064 nm Nd:YAG Hand Piece- Our 1064nm Nd:YAG hand piece delivers laser energy to the treatment area for hair removal, leg and facial vein treatment, and skin rejuvenation procedures to treat skin texture and fine lines, and reduce pore size. The 1064nm Nd:YAG hand piece consists of an energy-delivery component, consisting of an optical fiber and lens, and a copper cooling plate with imbedded temperature monitoring. The hand piece weighs approximately 14 ounces, which is light enough to be held with one hand. The lightweight nature and ergonomic design of the hand piece allows the operation of the device without user fatigue. Its design allows the practitioner an unobstructed view of the treatment area, which reduces the possibility of unintended damage to the skin and can increase the speed of treatment. The 1064nm Nd:YAG hand piece also incorporates our cooling system, providing integrated pre-and post cooling of the treatment area through a temperature-controlled copper plate to protect the outer layer of the skin. The hand piece is available in either a fixed 10 millimeter spot size for our CoolGlide CV system, or a user-controlled variable 3, 5, 7 or 10 millimeter spot size for our CoolGlide Excel and CoolGlide Vantage systems.

Pulsed Light Hand Pieces- The LP560, ProWave 770, AcuTip 500 and LimeLight hand pieces are designed to produce a pulse of light over a wavelength spectrum to treat discoloration, including pigmented lesions, such as age and sun spots, hair removal and superficial facial vessels. The hand pieces each consist of a custom flashlamp, proprietary wavelength filter, closed-loop power control and embedded temperature monitor, and weigh approximately 13 ounces. The filter in the AcuTip 500 eliminates long and short wavelengths, transmitting only the therapeutic range required for safe and effective treatment. The filter in the LP560, ProWave 770 and LimeLight eliminates short wavelengths, allowing longer wavelengths to be transmitted to the treatment area. In addition, the wavelength spectrum of the ProWave 770 and the LimeLight can be shifted based on the setting of the control console. Our power control includes a monitoring system to ensure that the desired energy level is delivered. The hand pieces protect the epidermis by regulating the temperature of the hand piece window through the embedded temperature monitor. These hand pieces are available on the Xeo and Solera platforms.

Titan Hand Pieces- The Titan hand pieces are designed to produce a sustained pulse of light over a wavelength spectrum tailored to provide heating in the dermis to treat skin laxity (although it is cleared in the United States by the U.S. Food and Drug Administration, or FDA, only for deep dermal heating). The hand piece consists of a custom light source, proprietary wavelength filter, closed-loop power control, sapphire cooling window and embedded temperature monitor, and weighs approximately three pounds. The temperature of the epidermis is controlled by using a sapphire window to provide cooling before, during and after the delivery of energy to the treatment site. We offer two different Titan hand pieces—Titan V and Titan XL.

> Titan V- Titan V has a treatment tip that extends beyond the hand piece housing to provide enhanced visibility of the skin's surface to effectively treat delicate areas such as the skin around the eyes and nose.
>
> Titan XL- Titan XL, like the Titan V, has a treatment tip that extends beyond the housing for improved visibility. It also has a larger treatment spot size to treat larger body areas faster, such as the arms, abdomen and legs.

The Titan hand pieces can be used on the Xeo and Solera platforms. The Titan hand piece requires a periodic "refilling" process, which includes the replacement of the optical source, after a set number of pulses have been used. This provides us with a source of recurring revenue.

Pearl Hand Piece- The Pearl hand piece, introduced in 2007, is designed to treat fine lines, uneven texture and dyschromia through the application of proprietary YSGG laser technology. This hand piece can safely remove a small portion of the epidermis, while coagulating the remaining epidermis, leading to new collagen growth. The Pearl hand piece consists of a custom monolithic laser source, scanner and power monitoring electronics. The scanner includes multiple scan patterns to allow simple and fast treatments of the face. The hand piece includes an attachment for a smoke evacuator, allowing the practitioner to use one hand during treatment.

Pearl Fractional Hand Piece- The Pearl Fractional hand piece, introduced in 2008, also uses proprietary YSGG technology and is designed to treat wrinkles and deep dermal imperfections (although it is cleared in the United States by the FDA only for skin resurfacing and coagulation). This hand piece penetrates the deep dermis producing a series of microcolumns across the skin, which can result in the removal of damaged tissue and the production of new collagen. The Pearl Fractional hand piece consists of a custom monolithic laser source, scanner and power monitoring electronics. The scanner includes multiple scan patterns to allow simple and fast treatments of the face. The hand piece includes an attachment for a smoke evacuator, allowing the practitioner to use one hand during treatment.

VASER® Lipo System

In January 2010, we announced a strategic alliance with Sound Surgical Technologies, LLC to distribute their VASER Lipo System in Europe and Canada. The VASER System is an ultrasonic liposuction device that allows physicians to perform a wide array of body contouring applications.

Upgrades

Our products are designed to allow our customers to cost-effectively upgrade to our newest technologies, which provides our customers the option to add applications to their system and provides us with a source of recurring revenue. When we introduce a new product, we notify our customers of the upgrade opportunity through a sales call or mailing. In most cases, a field service representative can install the upgrade at the customer site in a matter of hours, which results in very little downtime for practitioners.

In some cases, where substantial upgrades are necessary, customers will receive fully-refurbished systems before sending their prior systems back to our headquarters.

Service

We offer post-warranty services to our customers either through extended service contracts to cover preventive maintenance or replacement parts and labor, or through direct billing for parts and labor. These post-warranty services serve as additional sources of recurring revenue from our installed base.

Titan Hand Piece Refills

Each Titan hand piece is a refillable product, which provides us with a source of recurring revenue from our existing customers.

Fillers and Cosmeceuticals

In the fourth quarter of 2008, we began to distribute BioForm's Radiesse® dermal filler product to physicians in the Japanese market. In January 2010, we announced a distribution agreement with Obagi Medical Product, Inc. to distribute their prescription-based, topical skin health systems in Japan.

Our Applications and Procedures

Our products are designed to allow the practitioner to select an appropriate combination of energy level, spot size and pulse duration for each treatment. The ability to manipulate the combinations of these parameters allows our customers to treat the broadest range of conditions available with a single light-based system.

Hair Removal- Our laser technology allows our customers to treat all skin types and hair thicknesses. Our 1064 nm Nd:YAG laser permits energy to safely penetrate through the epidermis of any skin type and into the dermis where the hair follicle is located. Using the universal graphic user interface on our control console, the practitioner sets parameters to deliver therapeutic energy with a large spot size and variable pulse durations, allowing the practitioner to treat fine or coarse hair. Our 1064nm Nd:YAG hand piece allows our customers to treat all skin types, while our ProWave 770 hand piece, with its pulsed light technology, treats the majority of skin types quickly and effectively.

To remove hair using a 1064nm Nd:YAG hand piece, the treatment site on the skin is first cleaned and shaved. The practitioner then applies a thin layer of gel to glide across the skin, and next applies the hand piece directly to the skin to cool the area to be treated and then delivers a laser pulse to the pre-cooled area. To remove hair using the ProWave 770 hand piece, mineral oil is used instead of gel, and cooling is provided by a sapphire window placed directly on the skin, allowing the pulse of light to be applied while the treatment area is being cooled. In the case of both hand pieces, delivery of the energy destroys the hair follicles and prevents hair re-growth. This procedure is then repeated at the next treatment site on the body, and can be done in a gliding motion to increase treatment speed. Patients receive on average three to six treatments. Each treatment can take between five minutes and one hour depending on the size of the area and the condition being treated. On average, there are six to eight weeks between treatments.

Vascular Lesions- Our laser technology allows our customers to treat the widest range of aesthetic vein conditions, including spider and reticular veins and small facial veins. Our 1064nm Nd:YAG hand piece's adjustable spot size of 3, 5, 7 or 10 millimeters allows the practitioner to control treatment depth to target different sized veins. Selection of the appropriate energy level and pulse duration ensures effective treatment of the intended target. Our AcuTip 500 hand piece, with its 6 millimeter spot size, uses pulsed-light technology and is designed for the treatment of facial vessels.

The vein treatment procedure when using the 1064nm Nd:YAG hand piece is performed in a substantially similar manner to the laser hair removal procedure. The laser hand piece is used to cool the treatment area both before and after the laser pulse has been applied. With the AcuTip 500 hand piece, the pulse of light is delivered while the treatment area is being cooled with the sapphire tip. The delivered energy damages the vein and, over time, it is absorbed by the body. Patients receive on average between one and six treatments, with six weeks or longer between treatments.

Skin Rejuvenation- Our laser and other light-based technologies allow our customers to perform non-invasive and minimally-invasive treatments that reduce redness, pore size, fine lines and laxity, improve skin texture, and treat other aesthetic conditions. Our products are each designed to minimize the risk of damage to the surrounding tissue.

Texture; Lines and Wrinkles- When using a 1064nm Nd:YAG laser to improve skin texture, reduce pore size and treat fine lines, cooling is not applied and the hand piece is held directly above the skin. A large number of pulses are directed at the treatment site, repeatedly covering an area, such as the cheek. By delivering many pulses of laser light to a treatment area, a gentle heating of the dermis occurs and collagen growth is stimulated to rejuvenate the skin and reduce wrinkles. Patients typically receive four to six treatments for this procedure. The treatment typically takes less than a half hour and there are typically two to four weeks between treatments.

When treating texture and fine lines with a Pearl hand piece, the hand piece is held at a controlled distance from the skin and the scanner delivers a preset pattern of spots to the treatment area. Cooling is not applied to the epidermis during the treatment. The energy delivered by the hand piece ablates a portion of the epidermis while leaving a coagulated portion that will gently peel off over the course of a few days. Heat is also delivered into the dermis which can result in the production of new collagen. Treatment of the full face can usually be performed in 15 to 30 minutes. Patients receive on average between one and three treatments at monthly intervals.

When treating wrinkles and deep dermal imperfections with a Pearl Fractional hand piece, the hand piece is held at a controlled distance from the skin and the scanner delivers a preset pattern of spots to the treatment area. Cooling is not applied to the epidermis during the treatment. The energy delivered by the hand piece penetrates the deep dermis producing a series of microcolumns across the skin, which can result in the removal of damaged tissue and the production of new collagen. Treatment of the full face can usually be performed in less than an hour. Patients receive on average between one and three treatments at monthly intervals.

Our CE Mark allows us to market Pearl Fractional in the European Union, Australia and certain other countries outside the United States for the treatment of wrinkles and deep dermal imperfections. However, in the United States we have a 510(k) clearance for only skin resurfacing and coagulation.

Dyschromia- Our pulsed-light technologies allow our customers to safely and effectively treat red and brown dyschromia, which is skin discoloration, pigmented lesions and rosacea. The practitioner delivers a narrow spectrum of light to the surface of the skin through our LP560 or LimeLight hand pieces. These hand pieces include one of our proprietary wavelength filters, which reduce the energy level required for therapeutic effect and minimize the risk of skin injury.

In treating pigmented lesions with a pulsed-light technology, the hand piece is placed directly on the skin and then the light pulse is triggered. The cells forming the pigmented lesion absorb the light energy, darken and then flake off over the course of two to three weeks. Several treatments may be required to completely remove the lesion. The treatment takes a few minutes per area treated and there are typically three to four weeks between treatments.

Practitioners can also treat dyschromia and other skin conditions with our Pearl hand piece. During these treatments, the heat delivered by the Pearl hand piece will remove the outer layer of the epidermis while coagulating a portion of the epidermis. That coagulated portion will gently peel off over the course of a few days, revealing a new layer of skin underneath. Treatment of the full face can usually be performed in 15 to 30 minutes. Patients receive on average between one and three treatments at monthly intervals.

Skin Laxity- Our Titan technology allows our customers to use deep dermal heating to tighten lax skin. The practitioner delivers a spectrum of light to the skin through our Titan hand piece. This hand piece includes our proprietary light source and wavelength filter which tailors the delivered spectrum of light to provide heating at the desired depth in the skin.

In treating skin laxity, the hand piece is placed directly on the skin and then the light pulse is triggered. A sustained pulse causes significant heating in the dermis. This heating can cause immediate collagen contraction while also stimulating long-term collagen re-growth. Several treatments may be required to obtain the desired degree of tightening of the skin. The treatment of a full face can take over an hour and there are typically four weeks between treatments.

Our CE Mark allows us to market the Titan in the European Union, Australia and certain other countries outside the United States for the treatment of wrinkles through skin tightening. However, in the United States we have a 510(k) clearance for only deep dermal heating.

Sales and Marketing

In the United States we market and sell our products primarily through a direct sales organization. Generally, each direct sales employee is assigned a specific territory. As of December 31, 2009, we had a U.S. direct sales force of 24 employees. In addition to direct sales employees, we have a distribution relationship with PSS World Medical that operates medical supply distribution service centers with over 700 sales representatives serving physician offices throughout the United States. Revenue from PSS was $3.8 million in 2009, $12.1 million in 2008, and $14.6 million in 2007.

International sales are generally made through a direct international sales force of 26 employees, as well as a worldwide distributor network in over 30 countries as of December 31, 2009. As of December 31, 2009, we had direct sales offices in Australia, Canada, France, Japan, Spain, Switzerland and the United Kingdom. Our international revenue as a percentage of total revenue represented 61% in 2009, 50% in 2008, and 37% in 2007.

We internally manage our U.S. and Canadian sales organization as one North American sales region with 30 territories as of December 31, 2009.

We also sell certain items like Titan hand piece refills and marketing brochures via the internet.

Although specific customer requirements can vary depending on applications, customers generally demand quality, performance, ease of use, and high productivity in relation to the cost of ownership. We have responded to these customer demands by introducing new products focused on these requirements in the markets we serve. Specifically, we believe that we introduce new products and applications that are innovative, address the specific aesthetic procedures in demand, and are upgradeable on our customers' existing systems. In addition, we provide attractive upgrade pricing to new product families and are responsive to our customers' financing preferences. To increase market penetration, in addition to marketing to the core specialties of plastic surgeons and dermatologists, we also market to the non-core aesthetic practices consisting of gynecologists, primary care physicians, family practitioners, physicians offering aesthetic treatments in non-medical offices and other qualified practitioners.

We seek to establish strong ongoing relationships with our customers through the upgradeability of our products, sales of extended service contracts, the refilling of Titan hand pieces, ongoing training and support, and distributing (in Japan only) a dermal filler product. We primarily target our marketing efforts to practitioners through office visits, workshops, trade shows, webinars and trade journals. We also market to potential patients through brochures, workshops and our website. In addition, we offer clinical forums with recognized expert panelists to promote advanced treatment techniques using our products to further enhance customer loyalty and uncover new sales opportunities.

Competition

Our industry is subject to intense competition. Our products compete against conventional non-light-based treatments, such as electrolysis, Botox and collagen injections, chemical peels, microdermabrasion and sclerotherapy. Our products also compete against laser and other light-based products offered by public companies, such as Cynosure, Elen (in Italy), Iridex, Palomar, Solta and Syneron, as well as private companies, including, Alma, Lumenis, Sciton and several other companies.

Competition among providers of laser and other light-based devices for the aesthetic market is characterized by extensive research efforts and innovative technology. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use both light-based and alternative technologies. Some of these competitors have greater resources than we do or product applications for certain sub-markets in which we do not participate. Additional competitors may enter the market, and we are likely to compete with new companies in the future. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, service and price. We have encountered, and expect to continue to encounter, potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by these competitors. Competitive pressures may result in price reductions and reduced margins for our products.

Research and Development

Our research and development group develops new products and applications and builds clinical support to address unmet or underserved market needs. As of December 31, 2009, our research and development activities were conducted by a staff of 19 employees with a broad base of experience in lasers and optoelectronics. We have developed relationships with outside contract engineering and design consultants, giving our team additional technical and creative breadth. We work closely with thought leaders and customers, to understand unmet needs and emerging applications in aesthetic medicine. Research and development expenses were $6.8 million in 2009, $7.6 million in 2008 and $7.2 million in 2007.

Service and Support

Our products are engineered to enable quick and efficient service and support. There are several separate components of our products, each of which can easily be removed and replaced. We believe that quick and effective delivery of service is important to our customers. As of December 31, 2009, we had a 35-person global service department. Internationally, we provide direct service support through our Australia, Canada, France, Japan, Spain and Switzerland offices, and also through the network of distributors in over 30 countries and third-party service providers. We provide initial warranties on our products to cover parts and service and offer extended service plans that vary by the type of product and the level of service desired. Our standard warranty on system consoles covers parts and service for a standard period of one or two years. From time to time, we also have promotions whereby we include a post-warranty service contract with the sale of our products. Customers are notified before their initial warranty expires and are able to choose from two different extended service plans covering preventative maintenance or replacement parts and labor. In the event a customer does not purchase an extended service plan, we will offer to service the customer's system and charge the customer for time and materials. Our Titan hand pieces generally include a warranty for a set number of shots instead of for a period of time. We have invested substantial financial and management resources to develop a worldwide infrastructure to meet the service needs of our customers worldwide.

Manufacturing

We manufacture our products with components and subassemblies supplied by vendors. We assemble and test each of our products at our Brisbane, California facility. Quality control, cost reduction and inventory management are top priorities of our manufacturing operations.

We purchase certain components and subassemblies from a limited number of suppliers. We have flexibility with our suppliers to adjust the number of components and subassemblies as well as the delivery schedules. The forecasts we use are based on historical demands and sales projections. Lead times for components and subassemblies may vary significantly depending on the size of the order, time required to fabricate and test the components or subassemblies, specific supplier requirements and current market demand for the components and subassemblies. We reduce the potential for disruption of supply by maintaining sufficient inventories and identifying additional suppliers. The time required to qualify new suppliers for some components, or to redesign them, could cause delays in our manufacturing. To date, we have not experienced significant delays in obtaining any of our components or subassemblies.

We use small quantities of common cleaning products in our manufacturing operations, which are lawfully disposed of through a normal waste management program. We do not forecast any material costs due to compliance with environmental laws or regulations.

We are required to manufacture our products in compliance with the FDA's Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. Our single manufacturing facility located in Brisbane, CA, was inspected by the FDA in 2008. There were no significant findings as a result of this audit and our responses have been accepted by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut down of our manufacturing operations and the recall of our products, which would have a material adverse effect on business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We have opted to maintain quality assurance and quality management certifications to enable us to market our products in the United States, the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. Our manufacturing facility is ISO 13485 certified.

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws, and non-disclosure, confidentiality and invention assignment agreements to protect our intellectual property rights. As of December 31, 2009, we had thirteen issued U.S. patents and thirty pending U.S. patent applications. Cutera, CoolGlide, Solera, Xeo, AcuTip, Limelight, Pearl, ProWave 770 and Titan are only some of our trademarks. We have trademark rights to these names and others in the United States and certain other countries. We intend to file for additional patents and trademarks to continue to strengthen our intellectual property rights.

We license certain patents from Palomar and pay ongoing royalties based on sales of applicable hair-removal products. The royalty rate on these products ranges from 3.75% to 7.50% of revenue. The patents are set to expire in February 2013 and February 2015. Our revenue from systems that do not include hair-removal capabilities (such as our Solera Titan) and revenue from service contracts are not subject to these royalties. In addition, in 2006 we capitalized $1.2 million as an intangible asset representing the ongoing license for these patents, which is being amortized on a straight-line basis over their expected useful life of 9-10 years. We also have a technology sublicense purchased in 2002, which is being amortized on a straight-line basis over its expected useful life of 10 years, and a trademark license purchased in 2007, that was amortized over its expected useful lives of two years.

Our employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignability terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies. FDA regulations govern the following activities that we perform and will continue to perform to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

- Product design and development;
- Product testing;
- Product manufacturing;
- Product safety;
- Product labeling;
- Product storage;
- Recordkeeping;
- Pre-market clearance or approval;
- Advertising and promotion;
- Production; and
- Product sales and distribution.

FDA's Pre-market Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510 (k) clearance or pre-market approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring pre-market approval. All of our current products are class II devices.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of Pre-Market Approval, or PMA, applications. By regulation, the FDA is required to clear or deny a 510(k), pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures.

The following table details the indications for which we received a 510(k) clearance for our products and when these clearances were received.

FDA Marketing Clearances:	Date Received:
Laser-based products:	
- treatment of vascular lesions	June 1999
- hair removal	March 2000
- permanent hair reduction	January 2001
- treatment of benign pigmented lesions and pseudofolliculitis barbae, commonly referred to as razor bumps, and for the reduction of red pigmentation in scars	June 2002
- treatment of wrinkles	October 2002
Pulsed-light technologies:	
- treatment of pigmented lesions	March 2003
- hair removal and vascular treatments	March 2005
Infrared Titan technology for deep dermal heating for the temporary relief of minor muscle and joint pain and for the temporary increase in local circulation where applied	February 2004
Solera tabletop console:	
- for use with the Titan hand piece	October 2004
- for use with our pulsed-light hand pieces	January 2005
Pearl product for the treatment of wrinkles	March 2007
Pearl Fractional product for skin resurfacing and coagulation	August 2008

Pre-Market Approval (PMA) Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. No device that we have developed to date has required pre-market approval, development of future devices or indications may require pre-market approval.

Product Modifications

We have modified aspects of our products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or pre-market approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Clinical Trials

When FDA approval of a class I, class II or class III device requires human clinical trials, and if the device presents a "significant risk," as defined by the FDA, to human health, the device sponsor is required to file an Investigational Device Exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a "non-significant" risk, IDE submission to the FDA is not required. Instead, only approval from the Institutional Review Board, or IRB, overseeing the clinical trial is required. Human clinical studies are generally required in connection with approval of class III devices and may be required for class I and II devices. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials for a significant risk device may begin once the application is reviewed and cleared by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our products may require that we submit and obtain clearance of an IDE from the FDA prior to commencing clinical trials. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

In addition, in 2009, we began performing clinical trials for a new body contouring product called TruSculpt. Though the launch of this product was indefinitely postponed in the fourth quarter of 2009, we continue to develop this product and obtain clinical data to prove efficacy. Our clinical department continues to work with physicians and other experts in the medical aesthetic market to gather additional data that may provide the basis for physician-authored white papers, the promotion of our existing products, or seeking the approval for additional indications on our existing and any future products.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

- Quality system regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- Labeling regulations and FDA prohibitions against the promotion of products for un-cleared, unapproved or "off-label" uses;
- Medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and
- Post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors. In the past, our prior facility has been inspected, and observations were noted. There were no findings that involved a material violation of regulatory requirements. Our responses to these observations have been accepted by the FDA and CDHS, and we believe that we are in substantial compliance with the QSR. Our current manufacturing facility has been inspected by the FDA and the CDHS. The FDA and the CDHS noted observations, but there were no findings that involved a material violation of regulatory requirements. Our responses to those observations have been accepted by the FDA and CDHS.

We are also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

- Warning letters, fines, injunctions, consent decrees and civil penalties;
- Repair, replacement, recall or seizure of our products;
- Operating restrictions or partial suspension or total shutdown of production;
- Refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;
- Withdrawing 510(k) clearance or pre-market approvals that have already been granted; and
- Criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which consists of a number of countries encompassing most of the major countries in Europe. The member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certification are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. In February 2000, our facility was awarded the ISO 9001 and EN 46001 certification. In March 2003, we received our ISO 9001 updated certification (ISO 9001:2000) as well as our certification for ISO 13485:1996 which replaced our EN 46001 certification. In March 2004, we received our ISO 13485:2003 certification, which is the most current ISO certification for medical device companies, and in March 2006 and 2009, we passed our ISO 13485 recertification audit.

Employees

As of December 31, 2009, we had 186 employees, compared to 244 employees as of December 31, 2008. This reduction in employees resulted primarily from a company-wide reduction in force in January and April 2009. Of the 186 employees at December 31, 2009, 78 were in sales and marketing, 31 in manufacturing operations, 35 in technical service, 19 in research and development and 23 in general and administrative. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Available Information

We are subject to the reporting requirements under the Securities Exchange Act of 1934. Consequently, we are required to file reports and information with the Securities and Exchange Commission, or SEC, including reports on the following forms: annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports and other information concerning the company may be accessed through the SEC's website at http://www.sec.gov. Such filings, as well as our charters for our Audit and Compensation Committees and our Code of Ethics are available on our website at http://www.cutera.com. In the event that we grant a waiver under our Code of Ethics to any of our officers and directors, we will publish it on our website.

ITEM 1A. RISK FACTORS

We are in a difficult economic period, and the uncertainty in the economy may further reduce customer demand for our products, cause potential customers to delay their purchase decisions and make it more difficult for some potential customers to obtain credit financing, all of which would adversely affect our business and may increase the volatility of our stock price.

In 2009, our revenue decreased by 36%, compared to 2008. The general economic difficulties being experienced by our customers, reduced end consumer demand for procedures, the lack of availability of consumer credit for some of our customers, and the general reluctance of many of our current and prospective customers to spend significant amounts of money on capital equipment during these unstable economic times, are adversely affecting the market in which we operate. In times of economic uncertainty individuals often reduce the amount of money that they spend on discretionary items, including aesthetic procedures. This economic uncertainty may cause potential customers to further delay their capital equipment purchase decisions, and may make it more difficult for some potential customers to obtain credit financing necessary to purchase our products or make timely payments to us, each of which can have a material adverse effect on our revenue, profitability and business and may increase the volatility of our stock price.

We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to effectively train, retain and manage the sales professionals, our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to manage and improve the productivity levels of our sales professionals worldwide. Measures we implement in an effort to retain, train and manage our sales professionals and improve their productivity may not be successful. Our direct sales professionals earn a material portion of their compensation through commissions. Unless revenue improves, their total compensation may remain low, which could result in higher turnover. In response to reduced commission earnings resulting from the decrease in revenue, some of our sales professionals left the industry entirely or left our company to work for our competitors. We are selectively hiring new sales professionals in key territories to fill vacant positions. The replacement or absence of seasoned sales professionals may adversely affect our revenue. Following the resignation of our Vice President of Sales in June 2009, we promoted our General Manager for our Japan operations to the Vice President of North American Sales position in July 2009. If the North American sales team does not align with our new Vice President of North American Sales, we could experience more turnover in the future. If we experience significant levels of attrition, or reductions in productivity among our sales professionals or our sales managers, our revenue and profitability may be adversely affected and this could materially harm our business.

The initiatives that we are implementing in an effort to improve revenue and profitability could be unsuccessful, which could harm our business.

In 2009, our total revenue decreased 36%, U.S. revenue decreased by 50% and international revenue decreased by 22%, compared to 2008. In an effort to improve our revenue and profitability, we have implemented several strategic initiatives focusing on our worldwide sales and marketing infrastructure, product introductions and expense management. For example, we had company-wide reductions in force in January 2009 and April 2009 resulting in a total net reduction of approximately 22% of our workforce from December 31, 2008, and we reduced or eliminated certain employee benefit programs. Further, following the resignation of our Vice President of Sales in June 2009, we promoted our General Manager for our Japan operations to the position of Vice President of North American Sales in July 2009. These initiatives are intended to improve our revenue and profitability; however, they may instead contribute to employee turnover, instability to our operations, or further reduction in our revenue and harm to our business.

A lack of customer demand for our products in any of our markets would harm our revenue.

Most of our products are marketed to established dermatology and plastic surgeon medical offices, as well as the non-core businesses, such as family practitioners, primary care physicians, gynecologists, and non-medical models. Our most recent product introductions, Pearl and Pearl Fractional are targeted at dermatologists and plastic surgeons. Continuing to achieve and maintain penetration into each of our markets is a material assumption of our business strategy.

Demand for our products in any of our markets could be weakened by several factors, including:

- Current lack of credit financing for some of our potential customers;
- Poor financial performance of market segments that try introducing aesthetic procedures to their businesses;
- The inability to differentiate our products from those of our competitors;
- Reduced patient demand for elective aesthetic procedures;
- Failure to build and maintain relationships with opinion leaders within the various market segments;
- An increase in malpractice lawsuits that result in/or higher insurance costs; and
- Our ability to develop and market our products to the core market specialties of dermatologists and plastic surgeons.

If we do not achieve anticipated demand for our products our revenue may be adversely impacted.

If there is not sufficient consumer demand for the procedures performed with our products, practitioner demand for our products could be inhibited, resulting in unfavorable operating results and reduced growth potential.

Continued expansion of the global market for laser and other energy-based aesthetic procedures is a material assumption of our business strategy. Most procedures performed using our products are elective procedures not reimbursable through government or private health insurance, with the costs borne by the patient. The decision to utilize our products may therefore be influenced by a number of factors, including:

- Consumer disposable income and access to consumer credit, which as a result of the unstable economy, may have been significantly impacted;
- The cost of procedures performed using our products;
- The cost, safety and effectiveness of alternative treatments, including treatments which are not based upon laser or other energy-based technologies and treatments which use pharmaceutical products;
- The success of our sales and marketing efforts; and
- The education of our customers and patients on the benefits and uses of our products, compared to competitors' products and technologies.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be reduced, which could have a material adverse effect on our business, financial condition, revenue and result of operations.

We offer credit terms to some qualified customers and also to leasing companies to finance the purchase of our products. In the event that any of these customers default on the amounts payable to us, our earnings may be adversely affected.

While we qualify customers to whom we offer credit terms (generally net 30 to 60 days), we cannot provide any assurance that the financial position of these customers will not change adversely before we receive payment. For example, in early 2009, one leasing company that we provided credit, based on their historical payment history and good credit standing, defaulted on their payment of $473,000 due to experiencing significant financial difficulties. As a result, our general and administrative expenses, and therefore net loss, for 2009, were negatively impacted by an increase in the allowance for doubtful accounts. In the event that there is a default by any other customers to whom we have provided credit terms, this could further negatively affect our earnings and results of operations in the future.

Product liability suits could be brought against us due to a defective design, material or workmanship or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in litigation related to the use of our products. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce product sales. In addition, we historically experienced steep increases in our product liability insurance premiums as a percentage of revenue. If our premiums continue to rise, we may no longer be able to afford adequate insurance coverage.

If we are unable to maintain adequate insurance coverage, or we have product liability claims in excess of our insurance coverage, claims would be paid out of cash reserves, thereby harming our financial condition, operating results and profitability.

Healthcare reform legislation and changes occurring at U.S. Food and Drug Administration, or FDA, could adversely affect our revenue and financial condition.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. Recently, the current administration and members of Congress have proposed significant reforms to the U.S. healthcare system. Both the U.S. Senate and House of Representatives have conducted hearings about U.S. healthcare reform. Our products are not reimbursed by insurance companies or federal or state governments and some of this proposed legislation will therefore not affect us. This proposed legislation, however, includes a tax on manufacturers of medical devices and diagnostic products which would be applicable to us and, if passed, would decrease our net income.

In addition, there are several changes occurring at FDA that may lengthen the regulatory approval process for medical devices and require additional clinical data to support regulatory clearance for the sale and marketing of our new products. These changes in the FDA regulatory approval process may delay or prevent the approval of new products and could result in lost market opportunity. Changes in FDA regulations may require additional safety monitoring, labeling changes, restrictions on product distribution or use, or other measures after the introduction of our products to market, which could increase our costs of doing business, adversely affect the future permitted uses of approved products, or otherwise adversely affect the market for our products.

The ultimate content or timing of any future healthcare reform legislation, and its impact on us, is impossible to predict. If significant reforms are made to the healthcare system in the United States, or in other jurisdictions, those reforms may have an adverse effect on our financial condition and results of operations.

We have recently entered into strategic alliances to distribute third party products internationally. To successfully market and sell these products, we must address many issues that are unique to these businesses and could reduce our available cash reserves and negatively impacting our profitability.

Recently, we have entered into distribution arrangements pursuant to which we utilize our sales force and distributors to sell products manufactured by other companies. We entered into an agreement with Obagi Medical Products, Inc. (Obagi), to distribute certain of their proprietary cosmeceuticals, or skin care products, in Japan. This agreement requires us to purchase a minimum dollar amount of Obagi products of $1.25 million in 2010, and the purchase commitments for 2011 and beyond have yet to be determined. In addition, we entered into an agreement with Sound Surgical Technologies, Inc. to distribute their VASER® Lipo System in certain European countries and Canada. Finally, we also have an agreement with BioForm Medical Inc., to distribute their Radiesse® dermal filler product in Japan. Each of these distribution agreements presents its own unique risks and challenges. For example, to sell products in partnership with Obagi we need to invest in creating a sales structure that is experienced in the sale of cosmeceuticals and not in capital equipment. We need to commit resources to training this sales force, obtaining regulatory licenses in Japan and developing new marketing materials to promote the sale of Obagi products. For each of these distribution arrangements, until we can develop our own experienced sales force, we may need to pay third party distributors to sell the products which will result in higher fees and lower margins than if we sell direct to customers. In addition, the minimum commitments and other costs of distributing products manufactured by these companies may exceed the incremental revenue that we derive from the sale of their products thereby reducing our available cash reserves and negatively impacting our profitability.

To successfully market and sell our products internationally, we must address many issues that are unique to our international business.

Our international revenue was $32.7 million in 2009, which represented 61% of our total revenue. International revenue is a material component of our business strategy. We depend on third-party distributors and a direct sales force to sell our products internationally, and if they underperform we may be unable to increase or maintain our level of international revenue. To grow our business, we will need to improve productivity in current sales territories and expand into new territories. However, direct sales productivity may not improve and distributors may not accept our business or commit the necessary resources to market and sell our products to the level of our expectations. As a result, we may not be able to increase or maintain international revenue growth.

We believe as we continue to manage our international operations and develop opportunities in additional international territories, our international revenue will be subject to a number of risks, including:

- Difficulties in staffing and managing our foreign operations;
- Export restrictions, trade regulations and foreign tax laws;
- Fluctuating foreign currency exchange rates;
- Foreign certification and regulatory requirements;
- Lengthy payment cycles and difficulty in collecting accounts receivable;
- Customs clearance and shipping delays;
- Political and economic instability;
- Lack of awareness of our brand in international markets;
- Preference for locally-produced products; and
- Reduced protection for intellectual property rights in some countries.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation; and if we were unsuccessful at finding a solution, we may not be able to sell our products in a particular market and, as a result, our revenue may decline.

We compete against companies that have longer operating histories, newer and different products, and greater resources, each of which may result in a competitive disadvantage to us and harm our business.

Our industry is subject to intense competition. Our products compete against similar products offered by public companies, such as Cynosure, Elen (in Italy), Iridex, Palomar, Solta, and Syneron and as well as private companies such as Alma, Lumenis, Sciton and several other companies. We are likely to compete with new companies in the future. Competition with these companies could result in reduced selling prices, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. We also face competition from medical products, such as Botox, an injectable compound used to reduce wrinkles, and collagen injections. Other alternatives to the use of our products include sclerotherapy, a procedure involving the injection of a solution into the vein to collapse it, electrolysis, a procedure involving the application of electric current to eliminate hair follicles, and chemical peels. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

- Success and timing of new product development and introductions;
- Product performance;
- Product pricing;
- Quality of customer support;
- Development of successful distribution channels, both domestically and internationally; and
- Intellectual property protection.

To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of such factors as performance, brand name, service and price, and this is difficult to do in a crowded aesthetic market. Some of our competitors have newer or different products and more established customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of products that they have already purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have greater financial, research and development, business development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product lines. Recently there has been some consolidation in the aesthetic industry leading to companies combining their resources. For example, Thermage acquired Reliant in December 2008 and renamed the combined company, Solta. In addition, in September 2009, Syneron acquired Candela. Our competitors could also form strategic alliances with other companies to develop products and solutions that effectively compete with our products. For example, Syneron has entered into agreements with Proctor and Gamble for the proposed development of home-use aesthetic devices. Business combinations and alliances by our competitors could increase competition, which could harm our business.

The aesthetic equipment market is characterized by rapid innovation. To compete effectively, we must develop and/or acquire new products, market them successfully, and identify new markets for our technology.

We have created products to apply our technology to hair removal, treatment of veins and skin rejuvenation, including the treating of diffuse redness, skin laxity, fine lines, wrinkles, skin texture, pore size and pigmented lesions. Currently, these applications represent the majority of offered laser and other energy-based aesthetic procedures. We have recently started distributing topical skin creams and dermal fillers in the Japanese market and an ultrasonic liposuction device for the body contouring market in Europe and Canada. To grow in the future, we must develop and acquire new and innovative aesthetic products and applications, identify new markets, and successfully launch the newly acquired or developed product offerings.

To successfully expand our product offerings, we must, among other things:

- Develop and acquire new products that either add to or significantly improve our current product offerings;
- Convince our existing and prospective customers that our product offerings would be an attractive revenue-generating addition to their practice;
- Sell our product offerings to a broad customer base;
- Identify new markets and alternative applications for our technology;
- Protect our existing and future products with defensible intellectual property; and
- Satisfy and maintain all regulatory requirements for commercialization.

With the exception of 2009, we have introduced at least one new product every year since 2000. In November 2009, we announced that we postponed indefinitely the release of our TruSculpt body contouring product. Historically, product introductions have generally been a significant component of our financial performance. Our business strategy is based, in part, on our expectation that we will continue to increase our product offerings that we can sell to new and existing customers. However, even with a significant investment in research and development, we may be unable to continue to develop, acquire or effectively launch and market new products and technologies regularly, or at all, which could adversely affect our business.

In addition, our former Executive Vice President of Research & Development, who is also one of our founders, resigned from his employment with us effective March 2009 to pursue personal interests. Although we have appointed a new Vice President of Research & Development and our founder continues to provide consulting services to us, our founder's full-time employment, experience and leadership contributed to our historical product development initiatives. As a result, we may not be able to continue our trend of regular new product introductions. Also, we may need additional research and development resources to make new product introductions, which may be more costly and time consuming to our organization.

Some of our competitors release new products more often and more successfully than we do. We believe that, to increase revenue from sales of new products and related upgrades, we need to continue to develop our clinical support, further expand and nurture relationships with industry thought leaders and increase market awareness of the benefits of our new products. If we fail to successfully commercialize any of our new products, our business could be harmed.

While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while our CoolGlide product was the first long-pulse Nd:YAG, or long wavelength, laser system cleared by the FDA for permanent hair reduction on all skin types, competitors have subsequently introduced systems that utilize Nd:YAG lasers, and received FDA clearances to market these products as treating all skin types. We expect that any competitive advantage we may enjoy from other current and future innovations, such as combining multiple hand pieces in a single system to perform a variety of applications, may diminish over time as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our products and technology to compete successfully. If we are unable to innovate successfully, our products could become obsolete and our revenue could decline as our customers and prospects purchase our competitors' products.

If PSS World Medical fails to perform to our expectations, we may fail to achieve anticipated operating results.

We have a distribution agreement with PSS World Medical. PSS sales professionals work in coordination with our sales force to locate new customers for our products throughout the United States. Revenue from PSS declined significantly in 2009, compared to 2008. Our revenue from PSS as a percentage of U.S. revenue was 18% in 2009, 29% in 2008 and 23% in 2007. Although we continue to work closely with, and focus our attention on, our PSS relationship, there is no assurance that this will translate into increased revenue for us. Further, if PSS does not perform adequately under the arrangement, or terminates our relationship, it may have a material adverse effect on our business, financial condition and results of operations.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Except for Change of Control and Severance Agreements for our executive officers, we do not have employment contracts with any of our officers or other key employees. Any of our officers and other key employees may terminate their employment at any time. We do not have a succession plan in place for each of our officers and key employees. In addition, we do not maintain "key person" life insurance policies covering any of our employees. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees are critical factors in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We may face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

We may incur substantial expenses if our practices are shown to have violated the Telephone Consumer Protection Act, and defending ourselves against the related litigation could distract management and harm our business

A Telephone Consumer Protection Act, or TCPA, class action lawsuit was filed against us in January 2008 in the Illinois Circuit Court, Cook County, by Bridgeport Pain Control Center, Ltd., seeking monetary damages, injunctive relief, costs and other relief. On August 25, 2009, following negotiations between the parties, the parties entered into a settlement agreement that would resolve the case on a class-wide basis. The Court gave its preliminary approval to the proposed settlement on August 27, 2009, and a final hearing on the settlement is scheduled for April 6, 2010. Under the terms of the settlement, we will cause to be paid a total of $950,000 in exchange for a full release of facsimile-related claims. See "Item 3 – Legal Proceedings" set forth in Part III, Item 1 for further details.

If the proposed settlement does not receive final approval and the matter is certified as a class action and goes to trial, we may incur substantial additional expenses defending ourselves and, if our practices are shown to have violated the TCPA, this could result in an award of substantial damages, which may have a material adverse effect on our profitability and business.

Two securities class action lawsuits were filed against us in April and May 2007, respectively, based upon the decreases in our stock price following the announcement of our preliminary first quarter 2007 revenue and earnings, and the announcement of our revised 2007 guidance. Defending ourselves against this litigation could distract management and harm our business.

Two class action lawsuits were filed against us following declines in our stock price in the spring of 2007. On November 1, 2007, the court ordered the two cases consolidated. These consolidated cases have been on appeal since November 2008 and both parties presented oral arguments to the Court of Appeals in February 2010. No decision has yet been rendered by the Court of Appeals. See "Item 3 – Legal Proceedings" set forth in Part III, Item 1 of this annual report on Form 10-K for further details.

Although we retain director and officer liability insurance, there can be no guarantee that such insurance will cover the claims that are made or will insure us fully for all losses on covered claims. This litigation may distract our management and consume resources that would otherwise have been directed toward operating our business. Each of these factors could harm our business.

Adverse conditions in the global banking industry and credit markets may adversely impact the value of our investments or impair our liquidity.

We invest our excess cash primarily in money market funds and in highly liquid debt instruments (including auction rare securities) of the U.S. government and its agencies, and U.S. municipalities. As of December 31, 2009, our balance in marketable investment was $76.8 million. The longer the duration of a security, the more susceptible it is to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. For example, assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of December 31, 2009 would have potentially decreased by approximately $421,000, resulting in an unrealized loss that would subsequently adversely impact our earnings. As a result, changes in the market interest rates will affect our future net income (loss).

We may be required to record impairment charges in future quarters as a result of the decline in value of our investments in auction rate securities (ARS).

Included under the caption of "Long-term investments" in the Consolidated Balance Sheet as of December 31, 2009, are $7.3 million of ARS. These ARS are designed to provide liquidity through an auction process that resets the applicable interest rate at predetermined calendar intervals, generally every 35 days. Though approximately $4.4 million (par value) of our original holdings of $13.4 million (par value) of ARS, have been redeemed at full par value in 2009, auctions for the majority of the remaining ARS in our portfolio at December 31, 2009 have continued to fail since February 2008 due to the lack of liquidity and overall credit concerns in capital markets. Upon an auction failure, the interest rates do not reset at a market rate but instead reset based on a formula contained in the security, which rate is generally higher than the current market rate. The failure of the auctions impacts our ability to readily liquidate our ARS into cash until a future auction of these investments is successful, a buyer is found outside of the auction process or the ARS is refinanced by the issuer into another type of debt instrument.

If the auctions for our ARS investments continue to fail, and there is a further decline in the valuation, then we would have to: (i) record additional reductions to the fair value of our ARS investments; and (ii) record unrealized losses in our accumulated comprehensive income (loss) for the losses in value that are associated with market risk. If the decline in fair value is considered other-than-temporary then we would have to record an impairment charge in our Consolidated Statement of Operations for the loss in value associated with the worsening of the credit worthiness (credit losses) of the issuer, which would reduce future earnings, harm our business and may cause our stock price to decline.

The price of our common stock may fluctuate substantially. We have a limited number of shares of common stock outstanding, a large portion of which is held by a small number of investors, which could result in the increase in volatility of our stock price.

As of December 31, 2009, approximately 58% of our outstanding shares of common stock were held by 10 institutional investors. As a result of our relatively small public float, our common stock may be less liquid than the stock of companies with broader public ownership. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our shares than would be the case if our public float were larger.

The public market price of our common stock has in the past fluctuated substantially and, due to the current concentration of stockholders, it may continue to do so in the future. The market price for our common stock could also be affected by a number of other factors, including:

- The general market conditions unrelated to our operating performance;
- Sales of large blocks of our common stock, including sales by our executive officers, directors and our large institutional investors;
- Quarterly variations in our, or our competitors', results of operations;
- Changes in analysts' estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' estimates;
- The announcement of new products or service enhancements by us or our competitors;
- The announcement of the departure of a key employee or executive officer by us or our competitor;
- Regulatory developments or delays concerning our, or our competitors' products; and
- The initiation of litigation by us or against us.

Actual or perceived instability in our stock price could reduce demand from potential buyers of our stock, thereby causing our stock price to either remain depressed or to decline further.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our competitors or other patent holders may assert that our present or future products and the methods we employ are covered by their patents. In addition, we do not know whether our competitors own or will obtain patents that they may claim prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and selling the applicable products and our business would suffer as a result. In addition, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

We may become involved in litigation not only as a result of alleged infringement of a third party's intellectual property rights but also to protect our own intellectual property. For example, we have been, and may hereafter become, involved in litigation to protect the trademark rights associated with our company name or the names of our products. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management's attention from our core business.

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. At December 31, 2009, we had thirteen issued U.S. patents. Some of our components, such as our laser module, electronic control system and high-voltage electronics, are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

The absence of complete intellectual property protection exposes us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors' products and methods, our competitive position and our business could be adversely affected.

If we fail to obtain or maintain necessary FDA clearances for our products and indications, if clearances for future products and indications are delayed or not issued, if there are federal or state level regulatory changes or if we are found to have violated applicable FDA marketing rules, our commercial operations would be harmed.

Our products are medical devices that are subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or labeling claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-marketing approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. In the event that we do not obtain FDA clearances or approvals for our products, our ability to market and sell them in the United States and revenue derived there from may be adversely affected.

Medical devices may be marketed in the United States only for the indications for which they are approved or cleared by the FDA. For example, we have FDA clearance to market our Titan product in the United States only for deep heating for the temporary relief of muscle aches and pains; and to market our Pearl Fractional product in the United States only for skin resurfacing. Therefore we are prevented from promoting or advertising Titan in the United States and Pearl Fractional in the United States for any other indications. If we fail to comply with these regulations, it could result in enforcement action by the FDA which could lead to such consequences as warning letters, adverse publicity, criminal enforcement action and/or third-party civil litigation, each of which could adversely affect us.

We have obtained 510(k) clearance for the indications for which we market our products. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products are also subject to state regulations, which are, in many instances frequently changing. Changes in state regulations may impede sales. For example, federal regulations allow our products to be sold to, or on the order of, "licensed practitioners," as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase our products. However, a state could change its regulations at any time, thereby disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. If we fail to comply with applicable regulatory requirements, it could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

- Warning letters, fines, injunctions, consent decrees and civil penalties;
- Repair, replacement, recall or seizure of our products;
- Operating restrictions or partial suspension or total shutdown of production;
- Refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;
- Withdrawing 510(k) clearance or pre-market approvals that have already been granted; and
- Criminal prosecution.

If any of these events were to occur, it could harm our business.

If we fail to comply with the FDA's Quality System Regulation and laser performance standards, our manufacturing operations could be halted, and our business would suffer.

We are currently required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which would cause our sales and business to suffer.

If we modify one of our FDA-approved devices, we may need to seek re-approval, which, if not granted, would prevent us from selling our modified products or cause us to redesign our products.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a pre-market approval. We may not be able to obtain additional 510(k) clearance or pre-market approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearance would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearance or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all, which could have a material adverse effect on our business and growth strategy.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and management of any collaborative project may divert management's time and resources from our core business and disrupt our operations and we may incur significant legal, accounting and banking fees in connection with such a transaction. In addition, if we purchase a company that is not profitable, our cash balances may be reduced or depleted. We do not have any experience as a team with acquiring companies or products. If we decide to expand our product offerings beyond laser and other energy-based products, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish our available cash balances to us for other uses, and any stock acquisition could be dilutive to our stockholders.

While we from time to time evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any material acquisitions or collaborative projects.

The expense and potential unavailability of insurance coverage for our customers could adversely affect our ability to sell our products, and therefore our financial condition.

Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing laser and other energy based products due to the cost or inability to procure insurance coverage. The unavailability of insurance coverage for our customers and prospects could adversely affect our ability to sell our products, and that could harm our financial condition.

Because we do not require training for users of our products, and sell our products at times to non-physicians, there exists an increased potential for misuse of our products, which could harm our reputation and our business.

Federal regulations allow us to sell our products to or on the order of "licensed practitioners." The definition of "licensed practitioners" varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states, by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We and our distributors generally offer but do not require product training to the purchasers or operators of our products. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedures. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and our business, and, in the event these result in product liability litigation, distract management and subject us to liability, including legal expenses.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Many of the components and materials that comprise our products are currently manufactured by a limited number of suppliers. A supply interruption or an increase in demand beyond our current suppliers' capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

- Interruption of supply resulting from modifications to or discontinuation of a supplier's operations;
- Delays in product shipments resulting from uncorrected defects, reliability issues or a supplier's variation in a component;
- A lack of long term supply arrangements for key components with our suppliers;
- Inability to obtain adequate supply in a timely manner, or on reasonable terms;
- Difficulty locating and qualifying alternative suppliers for our components in a timely manner;
- Production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and
- Delay in supplier deliveries.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Any defects in the design, material or workmanship of our products may not be discovered prior to shipment to customers, which could result in warranty obligations that may reduce our future revenue and increase our cost.

The design of our products is complex. To manufacture them successfully, we must procure quality components and employ individuals with a significant degree of technical expertise. If our designs are defective, if suppliers fail to deliver components to specification, or if our employees fail to properly assemble, test and package our products, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

- Loss of customer orders and delay in order fulfillment;
- Damage to our brand reputation;
- Increased cost of our warranty program due to product repair or replacement;
- Inability to attract new customers;
- Diversion of resources from our manufacturing and research and development departments into our service department; and
- Legal action.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for components and materials used in our products and if our forecasts are incorrect, we may experience either delays in shipments or increased inventory costs.

We keep limited materials and components on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to twelve months in advance and enter into purchase orders on the basis of these requirements. Our experience of materials usage may not provide us with enough data to accurately predict future demand. If our sales demand decreases significantly, or if we overestimate our component and material requirements, we will have excess inventories and incur costs associated with the termination of existing purchase order commitments, which would increase our expenses. If our business expands, or if we underestimate our component and material requirements, we may have inadequate inventories, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

Our gross and operating margins may vary over time.

Our gross and operating margins may be adversely affected by a number of factors, including decreases in our shipment volume, reductions in, or obsolescence of, our inventory, shifts in our product mix and increased expenses associated with repairing defective products covered by our warranty program. In addition, the competitive market environment in which we operate may adversely affect pricing for our products. Because we own most of our manufacturing capacity, a significant portion of our operating costs are fixed. If we experience a decrease in shipment volume, or have to reduce our pricing to remain competitive, or experience a greater than expected failure rate for any of our products, our gross and operating margins will be adversely impacted.

We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.

As a result of recent fluctuations in currency markets and the strong dollar relative to many other major currencies, our products priced in U.S. dollars may be more expensive relative to products of our foreign competitors, which could result in lower revenue. We do not actively hedge our exposure to currency rate fluctuations. While we transact business primarily in U.S. Dollars, and a significant proportion of our revenue is denominated in U.S. Dollars, a portion of our costs and revenue is denominated in other currencies, such as the Euro, Japanese Yen, Australian Dollar, Canadian Dollar and British Pound Sterling. As a result, changes in the exchange rates of these currencies to the U.S. Dollar will affect our net income (loss).

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

- A classified board of directors;
- Advance notice requirements to stockholders for matters to be brought at stockholder meetings;
- A supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and bylaws;
- Limitations on stockholder actions by written consent; and
- The right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions, as well as Change of Control and Severance Agreements entered into with each of our executive officers, might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate headquarters and U.S. operations are located in a 66,000 square foot facility in Brisbane, California. We lease these premises under a non-cancelable operating lease which expires in 2013. In addition, we have leased office facilities in certain international countries as follows:

Country	Square Footage	Lease termination or Expiration
Japan	Approximately 5,790	Three leases of which two expire in May 2010, and one expires in July 2010.
Switzerland	Approximately 2,885	Two leases expire in March and April 2010. The company entered into a lease agreement for 3,174 square feet effective April 2010, which expires in March 2013.
France	Approximately 450	Lease expires in November 2011, but may be cancelled at any time with a three-month notice.
Spain	Approximately 175	Lease automatically renews at the end of each six-month period.

We believe that these facilities are adequate for our current and future needs for at least the next twelve months.

ITEM 3. LEGAL PROCEEDINGS

Two securities class action lawsuits were filed against us and two of our executive officers in April 2007 and May 2007, respectively, in the U.S. District Court for the Northern District of California following declines in the Company's stock price. The plaintiffs claim to represent purchasers of our common stock from January 31, 2007 through May 7, 2007. The complaints generally allege that materially false statements and omissions were made regarding our financial prospects, and seek unspecified monetary damages. On November 1, 2007, the Court ordered the two cases consolidated. On December 17, 2007, the plaintiffs filed a consolidated, amended complaint, and on January 31, 2008, we filed a motion to dismiss that complaint. On September 30, 2008, in response to our motion, the Court issued an order dismissing the plaintiffs' amended complaint without prejudice. On October 28, 2008, the plaintiffs filed a Notice Of Intention Not to File A Second Amended Consolidated Complaint. On November 25, 2008, the Court closed the case on its own initiative. On November 26, 2008, the plaintiffs filed a Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit, on April 16, 2009 the plaintiffs filed their opening brief with that Court, on June 17, 2009 we filed our response to plaintiffs' brief, on July 1, 2009 the plaintiffs filed their response to our brief, and on February 11, 2010 both parties presented oral argument to the Court of Appeals. No decision has yet been rendered by the Court of Appeals. We intend to continue to defend this case vigorously, regardless of the stage of litigation. Although we retain director and officer liability insurance, there is no assurance that such insurance will cover the claims that are made or will insure us fully for all losses on covered claims. Since we do not believe that a significant adverse result in this litigation is probable and since the amount of potential damages in the event of an adverse result is not reasonably estimable, no expense has been recorded with respect to the contingent liability associated with this matter.

A Telephone Consumer Protection Act, or TCPA, class action lawsuit was filed against us in January 2008 in the Illinois Circuit Court, Cook County, by Bridgeport Pain Control Center, Ltd., seeking monetary damages, injunctive relief, costs and other relief. The complaint alleges that we violated the TCPA by sending unsolicited advertisements by facsimile to the plaintiff and other recipients nationwide during the four-year period preceding the lawsuit without the prior express invitation or permission of the recipients. Two state law claims, limited to Illinois recipients, allege a class period of three and five years, respectively. Under the TCPA, recipients of unsolicited facsimile advertisements may be entitled to damages of $500 per violation for inadvertent violations and $1,500 per violation for knowing or willful violations. On February 22, 2008, we removed the case to federal court in the Northern District of Illinois. On August 25, 2009, following negotiations between the parties, the parties entered into a settlement agreement that would resolve the case on a class-wide basis. The Court gave its preliminary approval to the proposed settlement on August 27, 2009, and a final hearing on the settlement is scheduled for April 6, 2010. Under the terms of the settlement, we will cause to be paid a total of $950,000 in exchange for a full release of facsimile-related claims. We included $850,000 for the estimated cost of the settlement, net of administrative expenses and amounts that are expected to be recoverable from our insurance carrier, in our Consolidated Statement of Operations in 2009. If the proposed settlement does not receive final approval and the matter is certified as a class action and goes to trial, we may incur substantial additional expenses defending ourselves and, if our practices are shown to have violated the TCPA, this could result in an award of substantial damages, which may have a material adverse effect on our profitability and business. If the proposed settlement does not receive final approval, we intend to defend this case vigorously.

ITEM 4. [RESERVED]

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Exchange Listing

Our common stock trades on The NASDAQ Global Select Market under the symbol "CUTR." As of February 26, 2010, the closing sale price of our common stock was $9.40 per share.

Common Stockholders

We had 10 stockholders of record as of February 26, 2010. Since many stockholders choose to hold their shares under the name of their brokerage firm, we believe, the actual number of stockholders was approximately 4,200.

Stock Prices

The following table sets forth quarterly high and low closing sales prices of our common stock for the indicated fiscal periods:

	Common Stock			
	2009		2008	
	High	Low	High	Low
4th Quarter	$ 9.63	$ 7.97	$ 10.58	$ 7.47
3rd Quarter	9.40	7.85	12.28	9.10
2nd Quarter	9.03	5.93	13.91	8.98
1st Quarter	8.71	5.57	15.53	11.70

Performance Graph

Below is a graph showing the cumulative total return to our stockholders during the period from December 31, 2004 through December 31, 2009 in comparison to the cumulative return on the NASDAQ Composite Index (U.S.) and the NASDAQ Medical Equipment Index during that same period. (1) The results assume that $100 was invested on December 31, 2004.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cutera, Inc., The NASDAQ Composite Index
And The NASDAQ Medical Equipment Index
$350
$300
$250
$200
$150
$100
$50
$0
12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09
Cutera, Inc.
NASDAQ Composite
NASDAQ Medical Equipment

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The information under "Performance Graph" is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Cutera under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this 10-K and irrespective of any general incorporation language in those filings.

Dividend Policy

We have never paid a cash dividend and have no present intention to pay cash dividends in the foreseeable future. We intend to retain any future earnings for use in our business.

We did not sell any unregistered securities during the period covered by this Annual Report on Form 10-K.

The information required by this Item regarding equity compensation plans is incorporated by reference to the information set forth in Part III Item 12 of this Annual Report on Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 for information regarding securities authorized for issuance under equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

The table set forth below contains certain consolidated financial data for each of our last five fiscal years. This data should be read in conjunction with the detailed information, financial statements and related notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Year Ended December 31,				
Consolidated Statements of Operations Data (in thousands, except per share data):	**2009**	**2008**	**2007**	**2006**	**2005**
Net revenue	$ 53,682	$ 83,379	$ 101,726	$ 100,692	$ 75,620
Cost of revenue	21,759	32,358	35,002	29,859	19,792
Gross profit	31,923	51,021	66,724	70,833	55,828
Operating expenses:					
Sales and marketing	24,286	35,354	38,277	32,890	25,021
Research and development	6,810	7,550	7,169	6,473	5,353
General and administrative	10,320	11,270	11,721	15,192	8,782
Litigation settlement	850	—	—	18,935	—
Total operating expenses	42,266	54,174	57,167	73,490	39,156
Income (loss) from operations	(10,343)	(3,153)	9,557	(2,657)	16,672
Interest and other income, net	1,572	3,046	4,207	3,596	2,034
Other-than-temporary impairments of long-term investments	—	(3,554)	—	—	—
Income (loss) before income taxes	(8,771)	(3,661)	13,764	939	18,706
Provision (benefit) for income taxes	8,908	(792)	3,260	(1,184)	4,905
Net income (loss)	$ (17,679)	$ (2,869)	$ 10,504	$ 2,123	$ 13,801
Net income (loss) available to common stockholders used in basic net income per share	$ (17,679)	$ (2,869)	$ 10,504	$ 2,123	$ 13,801
Net income (loss) per share:					
Basic	$ (1.33)	$ (0.22)	$ 0.80	$ 0.17	$ 1.20
Diluted	$ (1.33)	$ (0.22)	$ 0.74	$ 0.15	$ 1.00
Weighted-average number of shares used in per share calculations:					
Basic	13,279	12,770	13,153	12,558	11,535
Diluted	13,279	12,770	14,228	14,278	13,864

	As of December 31,				
Consolidated Balance Sheet Data (in thousands):	**2009**	**2008**	**2007**	**2006**	**2005**
Cash and cash equivalents	$ 22,829	$ 36,540	$ 11,054	$ 11,800	$ 5,260
Marketable investments	76,780	60,653	88,510	96,285	86,736
Long-term investments	7,275	9,627	7,429	—	—
Working capital (current assets less current liabilities)	96,015	101,644	106,894	111,999	98,318
Total assets	121,352	137,476	138,653	133,875	111,958
Retained earnings	17,254	31,410	34,279	23,866	21,743
Total stockholders' equity	100,853	112,108	109,353	109,732	97,177

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto for the fiscal year ended December 31, 2009. This Annual Report on Form 10-K, including the following sections, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Throughout this Report, and particularly in this Item 7, the forward-looking statements are based upon our current expectations, estimates and projections and that reflect our beliefs and assumptions based upon information available to us at the date of this Report. In some cases, you can identify these statements by words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," and other similar terms. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. The forward-looking statements include, but are not limited to, statements relating to our future financial performance, the ability to grow our business, increase our revenue, manage expenses, generate additional cash, achieve and maintain profitability, develop and commercialize existing and new products and applications, improve the performance of our worldwide sales and distribution network, and to the outlook regarding long term prospects. We caution you not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-K.

Some of the important factors that could cause our results to differ materially from those in our forward-looking statements, and a discussion of other risks and uncertainties, are discussed in Item 1A—Risk Factors commencing on page 17. We encourage you to read that section carefully as well as other risks detailed from time to time in our filings with the SEC.

Introduction

The Management's Discussion and Analysis, or MD&A, is organized as follows:

- *Executive Summary.* This section provides a general description and history of our business, a brief discussion of our product lines and the opportunities, trends, challenges and risks we focus on in the operation of our business.
- *Critical Accounting Policies and Estimates.* This section describes the key accounting policies that are affected by critical accounting estimates.
- *Recent Accounting Guidance.* This section describes the issuance and effect of new accounting pronouncements that are and may be applicable to us.
- *Results of Operations.* This section provides our analysis and outlook for the significant line items on our Consolidated Statements of Operations.
- *Liquidity and Capital Resources.* This section provides an analysis of our liquidity and cash flows, as well as a discussion of our commitments that existed as of December 31, 2009.

Executive Summary

Company Description. We are a global medical device company engaged in the design, development, manufacture, marketing and servicing of laser and other light-based aesthetics systems for practitioners worldwide. We offer aesthetic systems on three platforms—Xeo, CoolGlide, and Solera— for use by physicians and other qualified practitioners to allow our customers to offer safe and effective aesthetic treatments to their customers.

Our corporate headquarters and U.S. operations are located in Brisbane, California, from where we conduct our manufacturing, warehousing, research and development, regulatory, sales and marketing, service, and administrative activities. In the United States, we market, sell and service our products primarily through direct sales and service employees and through a distribution relationship with PSS World Medical Shared Services, Inc., a wholly owned subsidiary of PSS World Medical, or PSS, which has over 700 sales representatives serving physician offices throughout the United States. In addition, we also sell certain items, like Titan hand piece refills and marketing brochures, through the internet.

International sales are generally made through direct sales employees and through a worldwide distributor network in over 30 countries. Outside the United States, we have a direct sales presence in Australia, Canada, France, Japan, Spain, Switzerland and the United Kingdom.

Products. Our revenue is derived from the sale of Products, Upgrades, Service and Titan hand piece refills. Product revenue represents the sale of a system, which consists of one or more hand pieces and a console that incorporates a universal graphic user interface, a laser and/or other light-based module, control system software and high voltage electronics. However, depending on the application, the laser or other light-based module is sometimes contained in the hand piece, such as with our Pearl and Pearl Fractional applications, instead of in the console. We offer our customers the ability to select the system that best fits their practice at the time of purchase and then to cost-effectively add applications to their system as their practice grows. This enables customers to upgrade their systems whenever they want and provides us with a source of recurring revenue, which we classify as Upgrade revenue. Service revenue relates to amortization of pre-paid service contract revenue and receipts for services on out-of-warranty products. Titan hand piece refill revenue is associated with our Titan hand piece which requires replacement of the optical source after a set number of pulses has been used. In addition, we distribute BioForm, Inc.'s (BioForm) Radiesse® dermal filler product in Japan.

Significant Business Trends. We believe that our ability to grow revenue has been, and will continue to be, primarily dependent on the following:

- Continuing to expand our product offerings.
- Investments made in our global sales and marketing infrastructure.
- Use of clinical results to support new aesthetic products and applications.
- Enhanced luminary development and reference selling efforts (to develop a location where our products can be displayed and used to assist in selling efforts).
- Customer demand for our products and consumer demand for the applications they offer.
- Marketing to physicians in the core dermatology and plastic surgeon specialties, as well as outside those specialties.
- Generating Service, Upgrade, and Titan hand piece refill revenue from our growing installed base of customers.

Our U.S. revenue decreased 50% and our international revenue decreased 22% in 2009, compared to 2008. International revenue as a percent of total revenue was 61% in 2009 and 50% in 2008. We believe that the decline in U.S. and international revenue was primarily attributable to the global recession that has caused our prospective customers to be reluctant to spend significant amounts of money on capital equipment during these unstable economic times. Historically a significant portion of our U.S. revenue was sourced from the non-core market of practitioners such as primary care physicians, gynecologists and physicians offering aesthetic treatments in spa environments. We believe our U.S. revenue declined greater than our international revenue, because the recession impacted the U.S. market, and particularly the non-core market, more severely than our international market, which is primarily comprised of core physicians. Further, we also believe that those prospective customers who do not have established medical offices, are finding it more difficult to obtain credit financing, which also contributed to the reduced U.S. revenue.

Our service revenue increased 16% in 2009, compared to 2008. Service contract amortization is the primary component of our total service revenue. Due to an increasing installed base of customers, our revenue from contract amortization has consistently increased. However, our deferred service revenue balance decreased by $3.5 million, or 30%, to $8.1 million as of December 31, 2009, compared to December 31, 2008. We believe this decline was primarily attributable to: (i) fewer customers purchasing extended service contracts in response to improved product reliability and the tougher economy; (ii) a decrease in unit sales volume in the U.S. that historically included an element of deferred revenue for service contracts beyond our standard warranty terms; (iii) a shift by customers towards purchasing more quarterly, rather than annual or multi-year, service contracts; and (iv) a reduction of our service contract pricing, but including prorated charges for hand piece usage (only in the first nine months of 2009), which resulted in a reduction of our deferred service revenue balance as of December 31, 2009.

Our gross margin decreased slightly to 59% for 2009, compared to 61% in 2008. This decrease, was due primarily to: (i) lower overall revenue, due to lower volume, which resulted in reduced leverage of our manufacturing and service department expenses; (ii) higher Service and Titan refill revenue as a percentage of our total revenue, which has a lower gross margin than our total revenue; and (iii) higher international distributor revenue as a percentage of total revenue, which has a lower gross margin than our direct business; partially offset by (iv) reduced manufacturing expenses resulting primarily from headcount reductions and improved product reliability.

Our sales and marketing expenses, as a percentage of net revenue, increased to 45% in 2009, compared to 42% in 2008. This increase in expenses as a percentage of net revenue in 2009, was due primarily to lower revenue in 2009, compared to 2008. In absolute dollars, sales and marketing expenses decreased by $11.1 million to $24.3 million in 2009, compared to 2008. The decrease in absolute dollars was due primarily to reduced personnel expenses in the United States, attributable to lower headcount, and reduced sales commission expenses resulting from lower revenue.

Our research and development (R&D) expenses, as a percentage of net revenue, increased to 13% in 2009, compared to 9% in 2008. The increase in expenses as a percentage of net revenue was due primarily to lower revenue in 2009, compared to 2008. In absolute dollars, R&D expenses decreased by $740,000 to $6.8 million in 2009, compared to 2008. The decrease in absolute dollars was due primarily to lower headcount (partially resulting from a reduction-in-force that we implemented in the first-half of 2009) and consulting services of $689,000.

General and administrative (G&A) expenses, as a percentage of net revenue, increased to 19% in 2009, compared to 14% in 2008. The increase in expenses as a percentage of net revenue was due primarily to lower revenue in 2009, compared to 2008. In absolute dollars, G&A expenses decreased by $950,000 to $10.3 million in 2009, compared to 2008. The decrease in G&A expenses in 2009, was due primarily to a decrease in legal, audit, tax, and consulting fees.

We are a defendant in a Telephone Consumer Protection Act class action lawsuit. See "Item 3 - Legal Proceedings" in Part 1, of this Form 10-K. We have included $850,000 in our Consolidated Statement of Operations in 2009, for the estimated cost of the tentative settlement, net of administrative expenses and amounts that are expected be recoverable from our insurance carrier.

In response to the economic environment and our reduced revenue in 2008 and 2009, we reduced our company-wide workforce by approximately 18% and implemented other cost-reduction measures in the first half of 2009. The headcount reductions impacted all departments and functions and resulted in restructuring charges of approximately $880,000 in first half of 2009. As of June 30, 2009, there were no service requirements outstanding from the employees who were affected. As a result of these cost-reduction measures our operating expenses declined in 2009, compared to 2008.

We recognized an income tax provision of $8.9 million in 2009, despite losses before taxes. The provision is primarily due to the recording of a valuation allowance at the end of the third quarter of 2009 to reduce certain U.S. federal and state net deferred tax assets to their anticipated realizable value, of which $10.2 million related to our U.S. deferred tax assets as of December 31, 2008. This valuation allowance was offset by $1.3 million of certain tax benefits resulting from losses generated during fiscal 2009 that can be carried-back to prior periods. See "Provision (Benefit) for Income Taxes" below for further discussion. We also performed an evaluation as of December 31, 2009, and determined the full valuation allowance was still required.

Factors that May Impact Future Performance

Our industry is impacted by numerous competitive, regulatory and other significant factors. Our industry is highly competitive and our future performance depends on our ability to compete successfully. Additionally, our future performance is dependent upon our ability to continue to expand our product offerings and innovative technologies, obtain regulatory clearances for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, and successfully market and distribute our products in a profitable manner. If we fail to execute on the aforementioned initiatives, our business would be adversely affected. A detailed discussion of these and other factors that could impact our future performance are provided in Part I, Item 1A "Risk Factors."

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements and related disclosures in conformity with generally accepted accounting principles in the United States (GAAP) requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates, judgments and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

Critical accounting estimates, as defined by the Securities and Exchange Commission (SEC), are those that are most important to the portrayal of our financial condition and results of operations and require our management's most difficult and subjective judgments and estimates of matters that are inherently uncertain. Our critical accounting estimates are as follows:

Revenue Recognition

We recognize Product revenue, including Upgrade revenue, and revenue from Titan hand piece refills, when title and risk of ownership has been transferred, provided that:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee is fixed or determinable; and
- Collectability is reasonably assured.

Determination of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered, are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectability of those fees. In instances where final acceptance of the product is specified by the customer or collectability has not been reasonably assured, revenue is deferred until all acceptance criteria have been met. Revenue under service contracts is recognized on a straight-line basis over the period of the applicable service contract. Service revenue, not under a service contract, is recognized as the services are provided. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Fair Value Measurement of our Long Term Auction Rate Securities Investments

We hold a variety of interest bearing auction rate securities (ARS) that represent investments in pools of student loan assets. At the time of acquisition, these ARS investments were intended to provide liquidity through an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. Since February 2008, uncertainties in the credit markets affected our ARS investments and auctions for some of ARS have continued to fail to settle on their respective settlement dates while some have been redeemed in full at their respective par values. The current portfolio of investments shown as "Long term investments" in our Consolidated Financial Statements represents those investments that are not currently liquid and we will not be able to access these funds until a future auction of these investments is successful, a buyer is found outside of the auction process or the issuer refinances their debt. Maturity dates for these ARS investments range from to 2028 to 2043.

At December 31, 2009, total financial assets measured and recognized at fair value were $103.4 million and of these assets, $7.3 million, or 7%, were ARS that were measured and recognized using significant unobservable inputs (Level 3). During 2009, $4.4 million of ARS were redeemed at their full par value, as a result, we transferred $2.3 million from Level 3 assets to cash and $100,000 of Level 3 assets into marketable investments (Level 2). This redemption resulted in a gain of $1.9 million being recorded to accumulated comprehensive income (loss) in 2009.

As of December 31, 2009, we had $8.9 million par value ($7.3 million fair value) of long-term ARS investments and $100,000 par value of ARS recorded in marketable investments. The aggregate loss in value is included as an unrealized loss in accumulated other comprehensive income (loss). Given observable market information was not available to determine the fair values of our ARS portfolio, we valued these investments based on a discounted cash flow model. While our ARS valuation model was based on both Level 2 (credit quality and interest rates) and Level 3 inputs (pricing models), we determined that the Level 3 inputs were the most significant to the overall fair value measurement, particularly the estimates of risk adjusted discount rates. The expected future cash flows of the ARS were discounted using a risk adjusted discount rate that compensated for the illiquidity. Projected future cash flows over the economic life of the ARS were modeled based on the contractual penalty rates for the security added to a tax adjusted LIBOR interest rate curve. The discount rates that were applied to the cash flows were based on a premium over the projected yield curve and included an adjustment for credit, illiquidity, and other risk factors. See Note 2 "Balance Sheet Details- Fair Value of Financial Instruments" in Notes to Consolidated Financial Statement in Part II, Item 8 of this Form 10-K for more information.

The valuation of our investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact the valuation include duration of time that the ARS remain illiquid, changes to credit ratings of the securities, rates of default of the underlying assets, changes in the underlying collateral value, market discount rates for similar illiquid investments, and ongoing strength and quality of credit markets. If the auctions for our ARS investments continue to fail, and there is a further decline in their valuation, then we would have to: (i) record additional reductions to the fair value of our ARS investments; and (ii) record unrealized losses in our accumulated comprehensive income (loss) for the losses in value that are associated with market risk. If the decline in fair value is considered other-than-temporary then we would have to record an impairment charge in our Consolidated Statement of Operations for the loss in value associated with the worsening of the credit worthiness (credit losses) of the issuer, which would reduce future earnings and harm our business.

Recognition and Presentation of Other-Than-Temporary-Impairments

We review any impairments on a quarterly basis in order to determine the classification of the impairment as "temporary" or "other-than-temporary." Beginning April 1, 2009, if an entity intends to sell or if it is more likely than not that it will be required to sell an impaired debt security prior to recovery of its cost basis, the security is other-than-temporarily impaired and the full amount of the impairment is required to be recognized as a loss through earnings. Otherwise, losses on securities which are other-than-temporarily impaired are separated into: (i) the portion of loss which represents the credit loss; or (ii) the portion which is due to other factors. The credit loss portion is recognized as a loss through earnings while the loss due to other factors is recognized in other comprehensive income (loss), net of taxes and related amortization. Prior to April 1, 2009, all declines in fair value deemed to be other-than-temporary were reflected in earnings as realized losses.

With respect to the ARS that we held as of April 1, 2009, we determined that the cumulative effect adjustment required to reclassify the non-credit portion of previously recognized other-than-temporarily impaired adjustments was $3.5 million. Therefore, we increased our accumulated earnings and decreased our accumulated other comprehensive income (loss) by the $3.5 million cumulative effect adjustment. With respect to the $9.0 million of par value ARS investments held as of December 31, 2009, the unrealized losses included in accumulated comprehensive income (loss) was $1.6 million.

Stock-based Compensation Expense

Employee stock-based compensation is estimated at the date of grant based on the employee stock award's fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. The expected volatility is a 50%/50% blend of implied and historical volatility. We have determined that this is a more reflective measure of market conditions and a better indicator of expected volatility, than its limited historical volatility since the initial public offering of our common stock. When establishing an estimate of the expected term of an award, we consider historical experience of similar awards, giving consideration to the contractual terms of the awards, vesting requirements, and expectation of future employee behavior, including post-vesting terminations. As required under GAAP, we review our valuation assumptions at each grant date, and, as a result, our valuation assumptions used to value employee stock-based awards granted in future periods may change.

As of December 31, 2009, the unrecognized compensation cost, net of expected forfeitures, related to stock options and employee stock purchase plan awards was $7.2 million and $40,000, respectively, which will be recognized using the straight-line attribution method over an estimated weighted-average amortization period of 2.73 years and 0.33 years, respectively. See Note 5 "Stockholders' equity, Stock Plans and Stock-Based Compensation Expense," in the Notes to Consolidated Financial Statement in Part II, Item 8 of this Form 10-K for more information.

Valuation of Inventories

We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored and updated quarterly or as necessary, to reflect changes in raw material costs, labor to manufacture the product and overhead rates. We provide for excess and obsolete inventories when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory provisions are measured as the difference between the cost of inventory and estimated market value and charged to cost of revenue to establish a lower cost basis for the inventories. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory provisions that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when product that has previously been reserved is sold.

Warranty Obligations

We historically provided a standard one-year or two-year warranty coverage on our systems. Beginning in September 2009, we changed our warranty policy to a one-year standard warranty on all systems. Warranty coverage provided is for labor and parts necessary to repair the systems during the warranty period. We provide for the estimated future costs of warranty obligations in cost of revenue when the related revenue is recognized. The accrued warranty costs represent our best estimate at the time of sale, and as reviewed and updated quarterly, of the total costs that we expect to incur in repairing or replacing product parts that fail while still under warranty. Accrued warranty costs include costs of material, technical support labor and associated overhead. The amount of accrued estimated warranty costs obligation for established products is primarily based on historical experience as to product failures adjusted for current information on repair costs.. Actual warranty costs could differ from the estimated amounts. On a quarterly basis, we review the accrued balances of our warranty obligations and update the historical warranty cost trends. If we were required to accrue additional warranty cost in the future due to actual product failure rates, material usage, service delivery costs or overhead costs differing from our estimates, revisions to the estimated warranty liability would be required, which would negatively impact our operating results.

Provision for Income Taxes

We are subject to taxes on earnings in both the United States and numerous foreign jurisdictions. As a global taxpayer, significant judgments and estimates are required in evaluating our uncertain tax positions and determining our provision for income taxes on earnings. We perform a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of tax-exempt interest income, foreign operations, research and development tax credits, state taxes, certain benefits realized related to stock option activity, and changes in valuation allowance. Our current effective tax rate does not assume U.S. taxes on undistributed profits of foreign subsidiaries. These earnings could become subject to incremental foreign withholding or U.S. federal and state taxes, should they either be deemed or actually remitted to the United States. The effective tax rate was (102)% in 2009, 22% in 2008, and 24% in 2007. Our future effective tax rates could be affected by earnings being lower than anticipated in countries where we have lower statutory rates and being higher than anticipated in countries where we have higher statutory rates, or by changes in tax laws, accounting principles, interpretations thereof, net operating loss carryback, research and development tax credits, and due to changes in the valuation allowance of our U.S. deferred tax assets. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Our deferred tax assets are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance reduces deferred tax assets to estimated realizable value, which assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. The four sources of taxable income to be considered in determining whether a valuation allowance is required include:

- Future reversals of existing taxable temporary differences (i.e., offset gross deferred tax assets against gross deferred tax liabilities);
- Future taxable income exclusive of reversing temporary differences and carryforwards;
- Taxable income in prior carryback years; and
- Tax planning strategies.

Determining whether a valuation allowance for deferred tax assets is necessary requires an analysis of both positive and negative evidence regarding realization of the deferred tax assets. In general, positive evidence may include:

- A strong earnings history exclusive of the loss that created the deductible temporary differences, coupled with evidence indicating that the loss is the result of an aberration rather than a continuing condition; and
- An excess of appreciated asset value over the tax basis of our net assets in an amount sufficient to realize the deferred tax asset.

In general, negative evidence may include:

- A history of operating loss or tax credit carryforwards expiring unused;
- An expectation of being in a cumulative loss position in a future reporting period;
- The existence of cumulative losses in recent years; and
- A carryback or carryforward period that is so brief that it would limit the realization of tax benefits.

The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified and judgment must be used in considering the relative impact of positive and negative evidence.

In evaluating the ability to recover deferred tax assets, we considered available positive and negative evidence, giving greater weight to our recent cumulative losses and our ability to carry-back losses against prior taxable income and lesser weight to its projected financial results due to the challenges of forecasting future periods. We also considered, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences. At the end of the quarter ended September 30, 2009, changes in previously anticipated expectations and continued operating losses resulted in a valuation allowance against our tax benefits since we no longer considered them "more-likely-than-not" realizable. We also performed this evaluation as of the year ended December 31, 2009 and determined the full valuation allowance was still required.

Long-Lived Asset Impairment

Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Through December 31, 2009, there have been no such impairments.

Litigation

We have been, and may in the future become, subject to legal proceedings related to securities litigation, intellectual property and other matters such as the TCPA litigation and the securities class Action Lawsuit described in Item 3—Legal Proceedings. Based on all available information at the balance sheet dates, we assess the likelihood of any adverse judgments or outcomes for these matters, as well as potential ranges of probable loss. If losses are probable and reasonably estimable, we record a reserve. See "Item 3 - Legal Proceedings" in Part I, of this Form 10-K.

Recent Accounting Pronouncements

For a full description of recent accounting pronouncements, including the respective expected dates of adoption and effects on results of operations and financial condition see Note 1 "Summary of Significant Accounting Policies—Recent Accounting Pronouncement" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Results of Operations

The following table sets forth selected consolidated financial data for the periods indicated, expressed as a percentage of net total revenue.

	Year Ended December 31,		
	2009	2008	2007
Operating Ratios:			
Net revenue	100%	100%	100%
Cost of revenue	41%	39%	34%
Gross profit	59%	61%	66%
Operating expenses:			
Sales and marketing	45%	42%	38%
Research and development	13%	9%	7%
General and administrative	19%	14%	12%
Litigation settlement	1%	—%	—%
Total operating expenses	78%	65%	57%
Income (loss) from operations	(19)%	(4)%	9%
Interest and other income, net	3%	4%	4%
Other-than-temporary impairment of long-term investments	—%	(4)%	—%
Income (loss) before income taxes	(16)%	(4)%	13%
Provision (benefit) for income taxes	17%	(1)%	3%
Net income (loss)	(33)%	(3)%	10%

Total Revenue

	Year Ended December 31,				
(Dollars in thousands)	2009	% Change	2008	% Change	2007
Revenue mix by geography:					
United States	$ 21,019	(50)%	$ 41,683	(35)%	$ 64,084
Japan	9,636	(12)%	10,929	29%	8,453
Asia, excluding Japan[1]	4,727	(17)%	5,713	(5)%	6,009
Europe	7,087	(33)%	10,522	14%	9,258
Rest of the world[1]	11,213	(23)%	14,532	4%	13,922
Total international revenue	32,663	(22)%	41,696	11%	37,642
Consolidated total revenue	$ 53,682	(36)%	$ 83,379	(18)%	$ 101,726
United States as a percentage of total revenue	39%		50%		63%
International as a percentage of total revenue	61%		50%		37%
Revenue mix by product category:					
Products	$ 28,554	(51)%	$ 57,998	(22)%	$ 74,502
Upgrades	6,343	(24)%	8,361	(37)%	13,342
Service	13,186	16%	11,358	24%	9,128
Titan hand piece refills	5,599	(1)%	5,662	19%	4,754
Consolidated total revenue	$ 53,682	(36)%	$ 83,379	(18)%	$ 101,726

(1) Beginning in 2009, we classified revenue from Australia and New Zealand in the geography category 'Rest of the world', previously we classified revenue from Australia and New Zealand in the geography category 'Asia, excluding Japan'; as such we reclassified the 2008 and 2007 revenue from Australia and New Zealand from 'Asia, excluding Japan' to 'Rest of the world'

Our U.S. revenue decreased 50% in 2009, compared to 2008, and 35% in 2008, compared to 2007. Our International revenue decreased 22% in 2009, compared to 2008. We believe that the decline in U.S. and international revenue was primarily attributable to the global recession that has caused our prospective customers to be reluctant to spend significant amounts of money on capital equipment during these unstable economic times. Historically a significant portion of our U.S. revenue was sourced from the non-core market of practitioners such as primary care physicians, gynecologists and physicians offering aesthetic treatments in spa environments. International sales increased 11% in 2008, compared to 2007. The increase in 2008 was primarily attributable to continuing investments in building our international sales distribution channels. International revenue as a percent of total revenue was 61% in 2009, 50% in 2008 and 37% in 2007. We believe our U.S. revenue declined greater than our international revenue, because the recession impacted the U.S. market, and particularly the non-core market, more severely than our international market. Further, we also believe that those prospective customers who do not have established medical offices, are finding it more difficult to obtain credit financing, which also contributed to the reduced U.S. revenue.

Our Product revenue decreased 51% in 2009, compared to 2008, and 22% in 2008, compared to 2007. Our Upgrade revenue decreased 24% in 2009, compared to 2008, and 37% in 2008, compared to 2007. We believe these decreases in Product and Upgrade revenue were primarily driven by the global recession that has caused our prospective customers to be reluctant on spending significant amounts of money on capital equipment during these unstable economic times. We also believe that those prospects who do not have established medical offices are finding it more difficult to obtain credit financing. Product revenue included BioForm's Radiesse® dermal filler product sales in Japan.

Our Service revenue increased 16% in 2009, compared to 2008, and 24% in 2008, compared to 2007. Service contract amortization is the primary component of our total service revenue. These increases were due primarily to an increasing installed base of customers.

Our Titan hand piece refill revenue decreased 1% in 2009, compared to 2008. We believe that this slight decrease was due primarily to a decline in consumer spending in 2009 on Titan procedures as a result of the global recession. Our Titan hand piece refill revenue increased 19% in 2008, compared to 2007. We believe that this increase was due primarily to an increase in the installed base and as a result of greater utilization of this application.

Gross Profit

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Gross Profit	$ 31,923	(37)%	$ 51,021	(24)%	$ 66,724
As a percentage of total revenue	*59%*		*61%*		*66%*

Our cost of revenue consists primarily of: material, personnel expenses, royalty expense, warranty and manufacturing overhead expenses. Gross margin as a percentage of net revenue was 59% in 2009, 61% in 2008 and 66% in 2007. We believe the decrease in gross margin in 2009, compared to 2008, and the decrease in gross margin in 2008, compared to 2007 was primarily attributable to:

- Lower overall revenue, which reduced the leverage of our manufacturing and service department expenses and was dilutive to our gross margin percentage;
- Higher Service and Titan refill revenue, as a percentage of total revenue, which have a lower gross margin than our Product and Upgrade revenue categories; and
- Increased level of international distributor revenue as a percent of total revenue, which has slightly lower gross margins than our direct business.

Sales and Marketing

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Sales and marketing	$ 24,286	(31)%	$ 35,354	(8)%	$ 38,277
As a percentage of total revenue	*45%*		*42%*		*38%*

Sales and marketing expenses consist primarily of: personnel expenses, expenses associated with customer-attended workshops and trade shows, and advertising. Sales and marketing expenses decreased $11.1 million in 2009, compared to 2008. This decrease was due primarily to the following:

(i) A decrease in personnel expenses of $5.4 million in 2009, compared to 2008, due primarily to lower headcount (partially resulting from a reduction-in-force that the we implemented in the first-half of 2009) and reduced sales commission expenses resulting from lower revenue;

(ii) A decrease in travel and related expense of $1.8 million in 2009, compared to 2008, due primarily to lower headcount; and

(iii) A decrease in marketing expenses of $983,000 in 2009, compared to 2008, associated with lower spending on workshops, advertising and other promotional activities.

Sales and marketing expenses as a percentage of total revenue, increased to 45% in 2009, compared with 42% in 2008, due primarily to lower revenue in 2009.

Sales and marketing expenses decreased $2.9 million in 2008, compared to 2007. This decrease was primarily attributable to lower personnel expenses for North America of $3.3 million, resulting from lower sales commission expenses (resulting from lower sales) and a reduction in head count. Sales and marketing expenses as a percentage of total revenue, increased to 42% in 2008, compared with 38% in 2007, due primarily to lower revenue in 2008.

Research and Development (R&D)

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Research and development	$ 6,810	(10)%	$ 7,550	5%	$ 7,169
As a percentage of total revenue	*13%*		*9%*		*7%*

Research and development expenses consist primarily of' personnel expenses, clinical, regulatory and material costs. R&D expenses decreased by $740,000 in 2009, compared to 2008. This decrease was due primarily to lower headcount (partially resulting from a reduction-in-force that we implemented in the first-half of 2009) and consulting services of $689,000. R&D expenses as a percentage of total revenue, increased to 13% in 2009, compared with 9% in 2008, due primarily to lower revenue in 2009.

R&D expenses increased by $381,000 in 2008, compared to 2007. This increase was primarily attributable to higher materials and consultant fees of $362,000, relating primarily to the research and development activities of our Pearl Fractional product and other projects in development. R&D expenses as a percentage of total revenue, increased to 9% in 2008, compared with 7% in 2007, due primarily to lower U.S. revenue in 2008.

General and Administrative (G&A)

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
General and administrative	$ 10,320	(8)%	$ 11,270	(4)%	$ 11,721
As a percentage of total revenue	*19%*		*14%*		*12%*

General and administrative expenses consist primarily of: personnel expenses, legal fees, accounting, audit and tax consulting fees, and other general and administrative expenses. G&A expenses decreased by $950,000 in 2009, compared to 2008. This decrease was due mainly to the following:

(i) A decrease in legal, audit and tax consulting fees of $587,000, due to reduced fees from the consulting firms, partially offset by higher consulting fees related to our 2009 Option Exchange Program; and

(ii) A decrease in personnel expenses of $206,000 in 2009, compared to 2008, due primarily to lower headcount (resulting from a reduction-in-force that the we implemented in the first-half of 2009); partly offset by

(iv) An increase in bad debt expense of $392,000, resulting primarily from one leasing company that defaulted on its payment in the second quarter of 2009 due to it having significant financial problems.

G&A expenses as a percentage of total revenue, increased to 19% in 2009, compared with 14% in 2008, due primarily to lower revenue in 2009.

G&A expenses decreased $451,000 in 2008, compared to 2007. This decrease was primarily attributable to lower personnel expenses for North America of $998,000, partially offset by higher North America professional consulting fees related to legal, accounting and tax related matters of $508,000. G&A expenses as a percentage of total revenue increased, to 14% in 2008, compared with 12% in 2007, due primarily to lower U.S. revenue in 2008.

Litigation Settlement

We are a defendant in a Telephone Consumer Protection Act class action lawsuit. See "Item 3 - Legal Proceedings," in Part I, of this Form 10-K. We have included $850,000 in our Consolidated Statement of Operations in 2009 for the estimated cost of the tentative settlement, net of administrative expenses and amounts that may be recoverable from our insurance carrier.

Interest and Other Income, Net

The components of "Interest and Other Income, Net" are as follows:

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Interest income	$ 1,383	(56)%	$ 3,170	(22)%	$ 4,083
Other income (expense), net	189	NA	(124)	NA	124
Total Interest and other income, net	$ 1,572	(48)%	$ 3,046	(28)%	$ 4,207

Interest income decreased 56 % in 2009, compared to 2008, and decreased 22% in 2008, compared to 2007. These decreases were due primarily to reduced tax-exempt interest yields as a result of the Federal Reserve cutting interest rates. Our cash, cash equivalents, marketable investments and long-term investments measured and recognized at fair value were $106.9 million at December 31, 2009, $106.8 million at December 31, 2008 and $107.0 million December 31, 2007.

Other-Than-Temporary Impairments of Long-Term Investments

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Other-than-temporary impairment of long-term investments	$ —	(100)%	$ 3,554	NA	$ —

For the year ended December 31, 2008, we determined there was a decline in the fair value of our ARS investments for which we recorded a $3.6 million other-than-temporary impairment charge. See the 'Critical Accounting Estimates' section above, for additional details relating to the charge.

Provision (Benefit) for Income Taxes

	Year Ended December 31,				
(Dollars in thousands)	**2009**	**$ Change**	**2008**	**$ Change**	**2007**
Income (loss) before income taxes	$ (8,771)	$ (5110)	$ (3,661)	$(17,425)	$ 13,764
Provision (benefit) for income taxes	8,908	9,700	(792)	(4,052)	3,260
Effective tax rate	*(102)%*		*22%*		*24%*

We recognized an income tax provision of $8.9 million in 2009, despite losses before taxes. The provision is primarily due to the recording of a valuation allowance at the end of the third quarter of 2009 to reduce certain U.S. federal and state net deferred tax assets to their anticipated realizable value, of which $10.2 million related to our U.S. deferred tax assets as of December 31, 2008. This valuation allowance was offset by $1.3 million of certain tax benefits resulting from losses generated during fiscal 2009 that can be carried-back to prior periods.

ASC 740 requires the consideration of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets. In evaluating the ability to recover deferred tax assets, we considered available positive and negative evidence, giving greater weight to our recent cumulative losses and our ability to carry-back losses against prior taxable income and lesser weight to our projected financial results due to the challenges of forecasting future periods. We also considered, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences. At the end of the quarter ended September 30, 2009, revisions in previously anticipated expectations and continued operating losses resulted in a valuation allowance against our tax benefits since they were no longer considered "more-likely-than-not" realizable. We also performed this evaluation as of December 31, 2009, and determined the full valuation allowance was still required. Under current tax laws, this valuation allowance will not limit our ability to utilize federal and state deferred tax assets provided we can generate sufficient future taxable income in the U.S.

We anticipate we will continue to record a valuation allowance against the losses of certain jurisdictions, primarily federal and state, until such time as we are able to determine it is "more-likely-than-not" the deferred tax asset will be realized. Such position is dependent on whether there will be sufficient future taxable income to realize such deferred tax assets. We expect our future tax provisions (benefits), during the time such valuation allowances are recorded, will consist primarily of the tax expense of our non-US jurisdictions that are profitable. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss by jurisdiction, changes to the valuation allowance, changes to federal, state or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates, deductibility of certain costs and expenses by jurisdiction.

Net Income (Loss) and Net Income (Loss) per Diluted Share

	Year Ended December 31,				
(Dollars in thousands, except per share data)	**2009**	**% Change**	**2008**	**% Change**	**2007**
Net income (loss)	$ (17,679)	516%	$ (2,869)	NA	$ 10,504
Net income (loss) per diluted share	$ (1.33)	505%	$ (0.22)	NA	$ 0.74

The $14.8 million increase in net loss, and $1.11 increase in net loss per diluted share, in 2009, compared to 2008, was primarily attributable to lower revenue of $29.7 million, partially offset by a decrease of $11.9 million in operating expenses in 2009, compared to 2008.

The $13.4 million decrease in net income (loss), and $0.96 decrease in net income (loss) per diluted share, in 2008, compared with 2007, was primarily attributable to $22.4 million in lower U.S. revenue and $3.6 million in an other-than-temporary impairment of long-term investments.

Liquidity and Capital Resources

Liquidity is the measurement of our ability to meet potential cash requirements, fund the planned expansion of our operations and acquire businesses. Our sources of cash include operations, stock option exercises, and employee stock purchases. We actively manage our cash usage and investment of liquid cash to ensure the maintenance of sufficient funds to meet our daily needs. The majority of our cash and investments are held in U.S. banks and our foreign subsidiaries maintain a limited amount of cash in their local banks to cover their short-term operating expenses.

The following table summarizes our cash and cash equivalents, marketable investments and long-term investments (in thousands):

(Dollars in thousands)	As of December 31, 2009	2008	Change
Cash, cash equivalents and marketable securities:			
Cash and cash equivalents	$ 22,829	$ 36,540	$ (13,711)
Marketable investments	76,780	60,653	16,127
Long-term investments	7,275	9,627	(2,352)
Total	$ 106,884	$ 106,820	$ 64

Cash Flows

In summary, our cash flows were as flows:

(Dollars in thousands)	Year ended December 31, 2009	2008	2007
Cash flows provided by (used in):			
Operating activities	$ 41	$ 4,340	$ 16,890
Investing activities	(14,360)	20,644	(426)
Financing activities	608	502	(17,210)
Net increase (decrease) in cash and cash equivalents	$ (13,711)	$ 25,486	$ (746)

Cash Flows From Operating Activities

We generated net cash from operating activities of $41,000 in 2009, which was primarily attributable to:

- $849,000 used from net loss of $17.7 million after adjusting for non-cash related items of $16.8 million, consisting primarily of a valuation allowance on our deferred tax asset of $10.5 million, stock-based compensation expense of $4.2 million, net increase in the allowance for doubtful accounts of $525,000 due primarily to one leasing company that has defaulted on its payment, and an increase in the provision for excess and obsolete inventories of $611,000 resulting from the reduced future demand for our products; and

- $3.5 million used as a result of a decrease in deferred revenue due primarily to a decrease in unit sales volume of Products and Upgrades that included purchases of extended service contracts, a reduction in our service contract pricing beginning in 2009, a shift by customers towards purchasing shorter term contracts, and fewer customers purchasing extended service contracts in response to improved product reliability and to a tougher economy; offset by

- $2.9 million of cash generated by the decrease in gross inventory balance from December 31, 2008 to December 31, 2009, that resulted from slowing our inventory build to better match the reduced sales of our products; and

- $1.9 of cash generated by the decrease in gross accounts receivable balance from December 31, 2008 to December 31, 2009 that resulted from the collection of the higher 2008 year-end accounts receivable balances.

We generated net cash from operating activities of $4.3 million in 2008, which was primarily attributable to:

- $5.1 million generated from net loss of $2.9 million after adjusting for non-cash related items of $8.0 million, primarily consisting of $5.2 million of stock-based compensation and $3.6 million of other-than-temporary impairment of long-term investments, partially offset by $1.9 million increase in deferred tax assets resulting from unutilized deductions for stock-based compensation expenses; and

- $4.8 million of cash generated from the collection of the higher accounts receivable balance as of December 31, 2007; offset by

- $4.7 million used to pay down the higher 2007 year-end accrued liabilities relating primarily to personnel expenses of $2.0 million, reduction of the income taxes payable balance by $849,000, reduction of accrued warranty expenses by $809,000 due primarily to fewer units remaining under warranty, and net reduction of $424,000 of accrued royalties due to the reduced revenue in the fourth quarter of 2008, compared with the fourth quarter of 2007, and
- $2.8 million cash used as a result of the increase in inventories following the lower than expected revenue in the fourth quarter of 2008.

Cash Flows From Investing Activities

We used net cash of $14.4 million from investing activities in 2009, which was primarily attributable to:

- $53.7 million of cash used to purchase marketable investments; partially offset by
- $39.4 million in net proceeds from the sales and maturities of marketable investments.

We generated net cash of $20.6 million from investing activities in 2008, which was primarily attributable to:

- $85.2 million in net proceeds from the sales and maturities of marketable investments due to an attempt to reduce our exposure to the auction rate and variable rate demand note markets during 2008; partially offset by
- $63.8 million of cash used to purchase marketable and long-term investments; and
- $703,000 of cash used to purchase property and equipment primarily for research and development activities.

Cash Flows From Financing Activities

Net cash provided by financing activities in 2009 was $608,000, which resulted from $585,000 of cash generated by the issuance of stock through our stock option and employee stock purchase plans and $23,000 of excess tax benefits related to stock-based compensation expenses reclassified from operating activities to financing activities in accordance with FAS 123(R).

Net cash provided by financing activities in 2008 was $502,000, which resulted from $458,000 of cash generated by the issuance of stock through our stock option and employee stock purchase plans and $44,000 of excess tax benefits related to stock-based compensation expenses reclassified from operating activities to financing activities in accordance with FAS 123(R).

Adequacy of cash resources to meet future needs

We had cash, cash equivalents, marketable and long-term investments of $106.9 million as of December 31, 2009. Of this amount, we had $7.3 million invested in long-term ARS investments (see *'Critical Accounting Policies and Estimates'* section above, for a full description of our long-term investments in ARS). We believe that our existing cash resources are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We have certain contractual arrangements that create potential risk for us and are not recognized in our Consolidated Balance Sheets. Discussed below are off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

We lease various real properties under operating leases that generally require us to pay taxes, insurance, maintenance, and minimum lease payments. Some of our leases have options to renew.

Commitments

In December 2009, we entered into an agreement with Obagi Medical Products, Inc., to distribute certain of their proprietary skin care products in Japan (Obagi Agreement). Our Obagi Agreement requires us to purchase a minimum of $1.25 million of Obagi products in 2010. The minimum purchase requirement for 2011 and beyond has yet to be determined.

See also Note 11, "Commitments, and Contingencies," in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Contractual Obligations

The following are our obligations for future minimum lease commitments related to facility leases as of December 31, 2009:

	Payments Due by Period ($'000's)				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Operating leases	$ 6,001	$ 1,520	$ 2,918	$ 1,563	$ —
Purchase Obligations [1]	1,250	1,250	—	—	—
Total	$ 7,251	$ 2,770	$ 2,918	$ 1,563	$ —

(1) In December 2009, we entered into an agreement with Obagi Medical Products, Inc., to distribute certain of their proprietary skin care products in Japan (Obagi Agreement). Our Obagi Agreement requires us to purchase a minimum dollar amount of Obagi Medical Products, Inc. product of $1.25 million in 2010. The minimum purchase requirement for 2011 and beyond has yet to be determined.

Purchase Commitments

We maintain certain open inventory purchase commitments with our suppliers to ensure a smooth and continuous supply for key components. Our liability in these purchase commitments is generally restricted to a forecasted time-horizon as agreed between the parties. These forecasted time-horizons can vary among different suppliers. Our open inventory purchase commitments were not material at December 31, 2009. As a result, this amount is not included in the contractual obligations table above.

Income Tax Liability

We have included in our Consolidated Balance Sheet $749,000 in long-term income tax liability with respect to unrecognized tax benefits and accrued interest as of December 31, 2009. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, this amount is not included in the contractual obligations table above.

Indemnifications

In the normal course of business, we enter into agreements that contain a variety of representations, warranties, and indemnification obligations. For example, we have entered into indemnification agreements with each of our directors and executive officers. In 2007, two of our officers were named as defendants in securities class action litigation—see also "Item 3 - Legal Proceedings," in Part I, of this Form 10-K. Our exposure under the various indemnification obligations, including those under the indemnification agreements with our directors and officers, is unknown since the outcome of the securities litigation is unpredictable and the amount that could be payable thereunder is not reasonably estimable, and since other indemnification obligations involve future claims that may be made against us. We have not accrued or paid any amounts for any such indemnification obligations. However, we may record charges in the future as a result of these potential indemnification obligations, including those related to the securities class action litigation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and municipal bonds, and, by policy, restrict our exposure to any single type of investment or issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at a weighted average maturity (interest reset date for ARS) of generally less than eighteen months. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio would have potentially declined by approximately $421,000 as of December 31, 2009.

We hold interest bearing ARS that represent investments in pools of student loans issued by the Federal Family Education Loan Program. At the time of acquisition, these ARS investments were intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. Since February 2008, uncertainties in the credit markets affected our holdings in ARS investments and auctions for all of our investments in these securities failed until December 31, 2008. In 2009, approximately $4.4 million of our original $13.4 million par value portfolio has been redeemed in full and as of December 31, 2009 we had $8.9 million par value (fair value of $7.3 million) of long-term ARS, whose auctions continue to fail. These investments are not currently liquid and we will not be able to access these funds until a future auction of these investments is successful, a buyer is found outside of the auction process or the ARS is refinanced by the issuer into another type of debt instrument. Maturity dates for these ARS investments range from 2028 to 2043. We currently classify all of these investments as long-term investments in our Consolidated Balance Sheet because of our continuing inability to determine when these investments will settle. We have also modified our current investment strategy and increased our investments in more liquid money market investments, United States Treasury securities, municipal bonds, and eliminated investments in corporate debt. The valuation of our ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact its valuation include, duration of time that the ARS remain illiquid, changes to credit ratings of the securities, rates of default of the underlying assets, changes in the underlying collateral value, market discount rates for similar illiquid investments, ongoing strength and quality of credit markets. If the auctions for our ARS investments continue to fail, and there is a further decline in the valuation, then we would have to: (i) record additional reductions to the fair value of our ARS investments; and (ii) record unrealized losses in our accumulated comprehensive income (loss) for the losses in value that are associated with market risk. If the decline in fair value is considered other-than-temporary then we would have to record an impairment charge in our Consolidated Statement of Operations for the loss in value associated with the worsening of the credit worthiness (credit losses) of the issuer, which would reduce future earnings and harm our business.

Foreign Currency Exchange Risk

We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. Although the majority of our revenue and purchases are denominated in U.S. dollars, we have revenue to certain international customers and expenses denominated in the Japanese Yen, Euro, Pounds Sterling, Australian Dollars, Swiss Francs and Canadian Dollars. The net gains and losses from the revaluation of foreign denominated assets and liabilities was a gain of approximately $134,000 in 2009, which is included in our Consolidated Statements of Operations. Movements in currency exchange rates could cause variability in our revenues, expenses or interest and other income (expense). Though to date our exposure to exchange rate volatility has not been significant, we cannot assure that there will not be a material impact in the future. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CUTERA, INC. AND SUBSIDIARY COMPANIES

ANNUAL REPORT ON FORM 10-K

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 8:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries for the years ended December 31, 2009, 2008 and 2007 is filed as a part of this Report as required to be included in Item 15(a) and should be read in conjunction with the Consolidated Financial Statements of the Registrant and its subsidiaries:

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Consolidated Financial Statements or the Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cutera, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Cutera, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting under item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 15, 2010

CUTERA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	
Assets	**2009**	**2008**
Current assets:		
Cash and cash equivalents	$ 22,829	$ 36,540
Marketable investments	76,780	60,653
Accounts receivable, net of allowance for doubtful accounts in 2009 and 2008 of $586 and $61, respectively	3,327	5,792
Inventories	6,408	9,927
Deferred tax asset	175	4,257
Other current assets and prepaid expenses	2,785	1,771
Total current assets	112,304	118,940
Property and equipment, net	847	1,357
Long-term investments	7,275	9,627
Intangibles, net	829	1,025
Deferred tax asset, net of current portion	97	6,527
Total assets	$ 121,352	$ 137,476
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,081	$ 1,690
Accrued liabilities	9,048	8,848
Deferred revenue	6,160	6,758
Total current liabilities	16,289	17,296
Deferred rent	1,493	1,713
Deferred revenue, net of current portion	1,968	4,907
Income tax liability	749	1,452
Total liabilities	20,499	25,368
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Convertible preferred stock, $0.001 par value Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.001 par value:		
Authorized: 50,000,000 shares;		
Issued and outstanding: 13,436,163 and 12,806,035 shares in 2009 and 2008, respectively	13	13
Additional paid-in capital	85,248	80,318
Retained earnings	17,254	31,410
Accumulated other comprehensive income (loss)	(1,662)	367
Total stockholders' equity	100,853	112,108
Total liabilities and stockholders' equity	$ 121,352	$ 137,476

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Net revenue	$ 53,682	$ 83,379	$ 101,726
Cost of revenue	21,759	32,358	35,002
Gross profit	31,923	51,021	66,724
Operating expenses:			
Sales and marketing	24,286	35,354	38,277
Research and development	6,810	7,550	7,169
General and administrative	10,320	11,270	11,721
Litigation settlement	850	—	—
Total operating expenses	42,266	54,174	57,167
Income (loss) from operations	(10,343)	(3,153)	9,557
Interest and other income, net	1,572	3,046	4,207
Other-than-temporary impairments of long-term investments	—	(3,554)	—
Income (loss) before income taxes	(8,771)	(3,661)	13,764
Provision (benefit) for income taxes	8,908	(792)	3,260
Net income (loss)	$ (17,679)	$ (2,869)	$ 10,504
Net income (loss) per share:			
Basic	$ (1.33)	$ (0.22)	$ 0.80
Diluted	$ (1.33)	$ (0.22)	$ 0.74
Weighted-average number of shares used in per share calculations:			
Basic	13,279	12,770	13,153
Diluted	13,279	12,770	14,228

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance at December 31, 2006	12,939,389	13	86,242	(331)	23,866	(58)	109,732
Issuance of common stock for employee purchase plan	42,868	—	954	—	—	—	954
Exercise of stock options	854,147	1	3,321	—	—	—	3,322
Issuance of common stock in settlement of restricted stock units, net of shares withheld for employee taxes	9,901	—	(138)	—	—	—	(138)
Repurchase of common stock	(1,107,856)	(1)	(24,999)	—	—	—	(25,000)
Share-based compensation expense	—	—	5,305	322	—	—	5,627
Change in deferred stock-based compensation, net of terminations	—	—	(9)	9	—	—	—
Tax benefit from exercises of stock-based payment awards	—	—	4,195	—	—	—	4,195
Change in accounting principle (Uncertain Tax Positions)	—	—	—	—	(91)	—	(91)
Components of other comprehensive income:							
Net income	—	—	—	—	10,504	—	10,504
Other comprehensive income	—	—	—	—	—	248	248
Comprehensive income	—	—	—	—	—	—	10,752
Balance at December 31, 2007	12,738,449	13	74,871	—	34,279	190	109,353
Issuance of common stock for employee purchase plan	50,693	—	464	—	—	—	464
Exercise of stock options	8,449	—	45	—	—	—	45
Issuance of common stock in settlement of restricted stock units, net of shares withheld for employee taxes	8,444	—	(51)	—	—	—	(51)
Share-based compensation expense	—	—	5,220	—	—	—	5,220
Tax benefit from exercises of stock-based payment awards	—	—	(231)	—	—	—	(231)
Components of other comprehensive loss:							
Net loss	—	—	—	—	(2,869)	—	(2,869)
Other comprehensive income, net of tax of $230	—	—	—	—	—	177	177
Comprehensive loss	—	—	—	—	—	—	(2,692)
Balance at December 31, 2008	12,806,035	$ 13	$ 80,318	$ —	$ 31,410	$ 367	$ 112,108
Issuance of common stock for employee purchase plan	59,365	—	326	—	—	—	326
Exercise of stock options	527,721	—	291	—	—	—	291
Issuance of common stock in settlement of restricted stock units, net of shares withheld for employee taxes, and stock awards	43,042	—	(32)	—	—	—	(32)
Share-based compensation expense	—	—	4,236	—	—	—	4,236
Tax benefit from exercises of stock-based payment awards	—	—	109	—	—	—	109
Change in accounting principle (see Note 1)	—	—	—	—	3,523	(3,523)	—
Components of other comprehensive loss:							
Net loss	—	—	—	—	(17,679)	—	(17,679)
Other comprehensive income, net of tax of $230	—	—	—	—	—	1,494	1,494
Comprehensive loss	—	—	—	—	—	—	(16,185)
Balance at December 31, 2009	13,436,163	$ 13	$ 85,248	$ —	$ 17,254	$ (1,662)	$ 100,853

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ (17,679)	$ (2,869)	$ 10,504
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation	4,236	5,220	5,627
Tax benefit (deficit) from stock-based compensation	109	(231)	4,195
Excess tax benefit related to stock-based compensation	(23)	(44)	(3,652)
Depreciation and amortization	860	904	913
Provision for excess and obsolete inventories	611	409	279
Other-than-temporary impairments of long-term investments	—	3,554	—
Change in allowance for doubtful accounts	525	52	(25)
Change in deferred tax asset net of valuation allowance	10,512	(1,892)	(2,662)
Other	—	6	(6)
Changes in assets and liabilities:			
Accounts receivable	1,940	4,848	(1,066)
Inventories	2,908	(2,803)	(2,592)
Other current assets	911	1,348	747
Accounts payable	(609)	(660)	138
Accrued liabilities	42	(4,739)	367
Deferred rent	(62)	74	215
Deferred revenue	(3,537)	1,101	3,792
Income tax liability	(703)	62	116
Net cash provided by operating activities	41	4,340	16,890
Cash flows from investing activities:			
Acquisition of property and equipment	(154)	(703)	(1,000)
Purchase of intangibles	—	—	(20)
Proceeds from sales of marketable and long-term investments	27,914	55,104	69,103
Proceeds from maturities of marketable investments	11,535	30,065	31,508
Purchase of marketable and long-term investments	(53,655)	(63,822)	(100,017)
Net cash provided by (used in) investing activities	(14,360)	20,644	(426)
Cash flows from financing activities:			
Proceeds from exercise of stock options and employee stock purchase plan	585	458	4,138
Repurchase of common stock	—	—	(25,000)
Excess tax benefit related to stock-based compensation	23	44	3,652
Net cash provided by (used in) financing activities	608	502	(17,210)
Net increase (decrease) in cash and cash equivalents	(13,711)	25,486	(746)
Cash and cash equivalents at beginning of year	36,540	11,054	11,800
Cash and cash equivalents at end of year	$ 22,829	$ 36,540	$ 11,054
Supplemental and non-cash disclosure of cash flow information:			
Change in deferred stock-based compensation, net of terminations	$ —	$ —	$ (9)
Cash paid (received) for income taxes	$ (578)	$ 2,098	$ (808)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations and Principles of Consolidation.

Cutera, Inc. (Cutera or the Company) is a global provider of laser and other light-based aesthetic systems for practitioners worldwide. The Company designs, develops, manufactures, and markets the CoolGlide, Xeo and Solera product platforms for use by physicians and other qualified practitioners to allow its customers to offer safe and effective aesthetic treatments to their customers. The Xeo and Solera platforms offer multiple hand pieces and applications, which allow customers to upgrade their systems (Upgrade revenue). In addition to systems and upgrade revenue, the Company generates revenue from the sale of post warranty service contracts, providing services for products that are out of warranty, Titan hand piece refills, and dermal fillers.

Headquartered in Brisbane, California, the Company has wholly-owned subsidiaries in Australia, Canada, France, Japan, Spain, Switzerland and United Kingdom that market, sell and service its products outside of the United States. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Use of Estimates.

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires the Company's management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates their estimates, including those related to the, warranty obligation, sales commission, accounts receivable and sales allowances, fair values of long-term investments, fair values of acquired intangible assets, useful lives of intangible assets and property and equipment, fair values of options to purchase the Company's common stock, recoverability of deferred tax assets, and effective income tax rates, among others. Management bases their estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash, Cash Equivalents, Marketable Investments, and Long-Term Investments.

The Company invests its cash primarily in money market funds and in highly liquid debt instruments of U.S. federal and municipal governments and their agencies. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months are classified as marketable investments. The majority of the Company's cash and investments are held in U.S. banks and its foreign subsidiaries maintain a limited amount of cash in their local banks to cover their short term operating expenses.

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. The Company's marketable securities have been classified and accounted for as available-for-sale. The Company may, or may not, hold securities with stated maturities greater than 12 months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, it occasionally sells these securities prior to their stated maturities. As these securities are viewed by the Company as available to support current operations, based on the provisions of the Financial Accounting Standards Board Accounting Standards Codification (ASC) topic 210, subtopic 10, securities with maturities beyond 12 months (such as variable rate demand notes) are classified as current assets under the caption marketable investments in the accompanying Consolidated Balance Sheets. These securities are carried at fair value, with the unrealized gains and losses reported as a component of stockholders' equity. Any realized gains or losses on the sale of marketable securities are determined on a specific identification method, and such gains and losses are reflected as a component of interest and other income, net.

The Company holds a variety of interest bearing auction rate securities (ARS) that represent investments in pools of student loan assets issued by the Federal Family Education Loan Program (FELP). At the time of acquisition, the majority of ARS investments were intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. Since February 2008, uncertainties in the credit markets affected the majority of ARS investments and auctions for the Company's investments in these securities have failed to settle on their respective settlement dates. However, in 2009 $4.4 million of ARS were redeemed at full par value. Maturity dates for the ARS investments in the Company's portfolio range from 2028 to 2043.

As of December 31, 2009, the Company had $7.3 million of ARS classified as long-term investments and $100,000 included in marketable investments representing the ARS that were refinanced by the issuers at par in January 2010. The Company has classified its non-refinanced ARS investment balance as long-term investments in the accompanying Consolidated Balance Sheet because of the Company's belief that it could take more than one year before they are readily marketable. The Company's ARS have been classified and accounted for as available-for-sale. These securities are carried at fair value with the unrealized gains and losses reported as a component of stockholders' equity. The estimated fair value of the Company's ARS investments was $7.4 million at December 31, 2009 and $9.9 million at December 31, 2008.

The Company reviews the impairment of its investments on a quarterly basis in order to determine the classification of the impairment as "temporary" or "other-than-temporary." Beginning April 1, 2009, if the fair value of a debt security is less than its amortized cost, the Company assesses whether the impairment is other-than-temporary. An impairment is considered other-than-temporary if: (i) the Company has the intent to sell the security; (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis; or (iii) the Company does not expect to recover the entire amortized cost basis of the security. If an impairment is considered other than temporary based on condition (i) or (ii) described above, the entire difference between the amortized cost and the fair value of the debt security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii) described above, the amount representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security) will be recognized in earnings and the amount relating to all other factors will be recognized in OCI. Prior to April 1, 2009, declines in the fair value of debt securities deemed to be other-than-temporary were reflected in earnings as realized losses. Once an other-than-temporary impairment is recorded, a new cost basis in the investment is established.

With respect to the ARS that were held as of April 1, 2009, The Company determined that the cumulative effect adjustment required to reclassify the non-credit portion of previously recognized other-than-temporarily impaired adjustments was $3.5 million. Therefore, the Company increased its accumulated earnings and decreased its accumulated other comprehensive income (loss) by the $3.5 million cumulative effect adjustment. With respect to the $9.0 million of par value ARS investments held as of December 31, 2009, the unrealized losses included in accumulated comprehensive income (loss) was $1.6 million.

Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.
- Level 2: Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.
- Level 3: Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Fair Value of Financial Instruments.

Carrying amounts of the Company's financial instruments, including cash and cash equivalents, marketable investments, accounts receivable, accounts payable and accrued liabilities, approximate their fair values as of the balance sheet dates because of their generally short maturities. The fair value of marketable investments is based on quoted market prices.

Concentration of Credit Risk and Other Risks and Uncertainties.

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents, marketable investments and accounts receivable. The Company's cash and cash equivalents are primarily invested in deposits and money market accounts with two major banks in the United States. In addition, the Company has operating cash balances in banks in each of the international locations in which it operates. Deposits in these banks may exceed the amount of insurance provided on such deposits, if any. Management believes that these financial institutions are financially sound and, accordingly, believes that minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents. Accounts receivable are typically unsecured and are derived from revenue earned from worldwide customers. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses. Concentrations of accounts receivable balances are presented in Note 3 and segment, geographic and major customer information is presented in Note 10.

The Company invests in debt instruments—including bonds and ARS—of the U.S. Government, its agencies and municipalities. By policy, the Company restricts its exposure to any single issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, the Company maintains investments at an average maturity (interest reset date for auction-rate securities and variable rate demand notes) of generally less than eighteen months.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technology innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. To continue profitable operations, the Company must continue to successfully design, develop, acquire, manufacture and market its products. There can be no assurance that current or recently acquired products will continue to be accepted in the marketplace. Nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all. These factors could have a material adverse effect on the Company's future financial results and cash flows.

Future products developed or acquired by the Company may require additional approvals from the Food and Drug Administration or international regulatory agencies prior to commercial sales. There can be no assurance that the Company's products will continue to meet the necessary regulatory requirements. If the Company was denied such approvals or such approvals were delayed, it may have a materially adverse impact on the Company.

Inventories.

Inventories are stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value.

The Company includes demonstration units within inventories. Demonstration units are carried at cost and amortized over their estimated economic life of two years. Amortization expense related to demonstration units is recorded in cost of revenue or in the respective operating expense line based on which function and purpose it is being used for. Proceeds from the sale of demonstration units are recorded as revenue and all costs incurred to refurbish the systems prior to sale are charged to cost of revenue.

Property and Equipment.

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally three years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses. Maintenance and repairs are charged to operations as incurred.

Intangible Assets.

Purchased technology sublicense and other intangible assets are presented at cost, net of accumulated amortization. The technology licenses are being amortized on a straight-line basis over their expected useful life of 9-10 years and the other intangibles are being amortized over their expected useful life of two years.

Impairment of Long-lived Assets.

The Company reviews long-lived assets, including property and equipment, and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company would recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2009, there have been no such impairments.

Warranty Obligations.

The Company historically provided a standard one-year or two-year warranty coverage on its systems. Beginning in September 2009, the Company changed its warranty policy to a one-year standard warranty on all systems. Warranty coverage provided is for labor and parts necessary to repair the systems during the warranty period. The Company accounts for the estimated warranty cost of the standard warranty coverage as a charge to costs of revenue when revenue is recognized. The estimated warranty cost is based on historical product performance. To determine the estimated warranty reserve, the Company utilizes actual service records to calculate the average service expense per system and applies this to the equivalent number of units exposed under warranty. The Company updates these estimated charges every quarter.

Revenue Recognition.

Product, Upgrade, and Titan hand piece refill revenue, is recognized when title and risk of ownership has been transferred, provided that:

- Persuasive evidence of an arrangement exists;
- The price is fixed or determinable;
- Delivery has occurred or services have been rendered; and
- Collectability is reasonably assured.

Transfer of title and risk of ownership occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. Revenue is recorded net of customer and distributor discounts. For sales transactions when collectability is not reasonably assured, the Company recognizes revenue upon receipt of cash payment. Sales to customers and distributors do not include any return or exchange rights. In addition the Company's distributor agreements obligate the distributor to pay the Company for the sale regardless of whether the distributor is able to resell the product. Shipping and handling charges are invoiced to customers based on the amount of products sold. Shipping and handling fees are recorded as revenue and the related expense as a component of cost of revenue.

The Company also offers customers extended service contracts. Revenue under service contracts is recognized on a straight-line basis over the period of the applicable service contract. Service revenue, from customers whose systems are not under a service contact, is recognized as the services are provided. Service revenue for the years ended December 31, 2009, 2008, and 2007 was $13.2 million, $11.4 million, and $9.1 million, respectively

Research and Development Expenditures.

Costs related to research, design, development and testing of products are charged to research and development expense as incurred. Expenses incurred primarily relate to employees, facilities, material, third party contractors and clinical and regulatory fees.

Advertising Costs.

Advertising costs are included as part of sales and marketing expense and are expensed as incurred. Advertising expense were $891,000 in 2009, $1.9 million in 2008 and $2.1 million in 2007.

Stock-based Compensation.

The Company elected to use the Black-Scholes-Merton (BSM) pricing model to determine the fair value of stock options on the dates of grant. Restricted stock units (RSUs) and stock awards are measured based on the fair market values of the underlying stock on the dates of grant. Shares are issued on the vesting dates, net of the statutory withholding requirements to be paid by the Company on behalf of its employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding. Furthermore, the Company records the liability for withholding amounts to be paid by us as a reduction to additional paid-in capital when the shares are issued. Also, the Company recognizes stock-based compensation using the straight-line method.

The Company includes as part of cash flows from financing activities the benefits of tax deductions in excess of the tax-effected compensation of the related stock-based awards for options exercised and RSUs vested during the period. The amount of cash received from the exercise of stock options and employee stock purchases was $585,000 in 2009, $458,000 in 2008 and $4.1 million in 2007, and the total direct tax benefit (deficit) realized, including the excess tax benefit (deficit), from stock-based award activity was $109,000 in 2009, ($231,000) in 2008, and $4.2 million in 2007. The Company elected to account for the indirect effects of stock-based awards—primarily the research and development tax credit—through the Statement of Operations.

Income Taxes.

The Company recognizes income taxes under the liability method. The Company recognizes deferred income taxes for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which differences are expected to reverse. The Company recognizes the effect on deferred taxes of a change in tax rates in income in the period that includes the enactment date. The Company has determined that its future taxable income will be sufficient to recover all of the deferred tax assets. However, should there be a change in their ability to recover the deferred tax assets, the Company could be required to record a valuation allowance against its deferred tax assets. This would result in an increase to the Company's tax provision in the period in which they determined that the recovery was not probable.

The measurement of deferred taxes often involves an exercise of judgment related to the computation and realization of tax basis. The deferred tax assets and liabilities reflect management's assessment that tax positions taken, and the resulting tax basis, are more likely than not to be sustained if they are audited by taxing authorities. Also, assessing tax rates that the Company expects to apply and determining the years when the temporary differences are expected to affect taxable income requires judgment about the future apportionment of our income among the states in which the Company operates. These matters, and others, involve the exercise of significant judgment. Any changes in our practices or judgments involved in the measurement of deferred tax assets and liabilities could materially impact our financial condition or results of operations.

Valuation allowances are established when necessary to reduce deferred income tax assets to amounts that the Company believes are more likely than not to be recovered. The Company evaluates its deferred tax assets quarterly to determine whether adjustments to our valuation allowance are appropriate. In making this evaluation, the Company relies on its recent history of pre-tax earnings, estimated timing of future deductions and benefits represented by the deferred tax assets, and its forecasts of future earnings, the latter two of which involve the exercise of significant judgment. As of September 30, 2009, the Company could not sustain a conclusion that it was more likely than not that the Company would realize any of its deferred tax assets resulting from its cumulative losses reported in the recent past as well as other factors. Consequently, the Company established a valuation allowance against those deferred tax assets. The Company also performed this evaluation as of December 31, 2009, and determined the full valuation allowance was still required.

The Company establishes reserves for uncertain tax positions in accordance with the Income Taxes subtopic of the ASC. The subtopic prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Additionally, the subtopic provides guidance on derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company has provided taxes and related interest and penalties due for potential adjustments that may result from examinations of open U.S. Federal, state and foreign tax years. If the Company ultimately determines that payment of these amounts are not more-likely-than-not, the Company will reverse the liability and recognize a tax benefit during the period in which the Company makes the determination. The Company will record an additional charge in the Company's provision for taxes in the period in which the Company determines that the recorded tax liability is less than the Company expects the ultimate assessment to be.

Comprehensive Income (loss).

Comprehensive income (loss) generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company's unrealized gains and losses on marketable investments represent the only component of other comprehensive income that is excluded from net income (loss).

On April 1, 2009, the Company adopted updates issued by the FASB to the recognition and presentation of other-than-temporary impairments. A cumulative effect adjustment was required to accumulated earnings and a corresponding adjustment to accumulated other comprehensive income (loss) to reclassify the non-credit portion of previously other-than-temporarily impaired securities which were held at the beginning of the period of adoption and for which the Company does not intend to sell and it is more likely than not that the Company will not be required to sell such securities before recovery of the amortized cost basis. As a result of the implementation of this pronouncement, the Company reclassified the cumulative effect of the non-credit portion of previously recognized other-than-temporarily impaired adjustments of $3.5 million by increasing accumulated earnings and decreasing accumulated other comprehensive income (loss).

Foreign Currency.

The U.S. dollar is the functional currency of the Company's subsidiaries. Monetary and non-monetary assets and liabilities are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and operating expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net income (loss) and are insignificant for each of the three years ended December 31, 2009. The effect of exchange rate changes on cash and cash equivalents was insignificant for each of the three years presented in the period ended December 31, 2009.

Recent Accounting Pronouncements.

Updates issued and adopted

On September 30, 2009, the Company adopted updates issued by the Financial Accounting Standards Board (FASB) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification™ (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Consolidated Financial Statements.

In August 2009, the FASB issued updates to fair value accounting for liabilities. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. These changes are effective for the Company's Consolidated Financial Statements for the year ended December 31, 2009. The adoption of these changes had no impact on the Consolidated Financial Statements.

On June 30, 2009, the Company adopted updates issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as "subsequent events." Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the Consolidated Financial Statements.

On June 30, 2009, the Company adopted updates issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes had no impact on the Consolidated Financial Statements.

On April 1, 2009, the Company adopted updates issued by the FASB to the recognition and presentation of other-than-temporary impairments. These changes amend existing other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The recognition provision applies only to fixed maturity investments that are subject to the other-than-temporary impairments. If an entity intends to sell, or if it is more likely than not that it will be required to sell an impaired security prior to recovery of its cost basis, the security is other-than-temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. Otherwise, losses on securities which are other-than-temporarily impaired are separated into: (i) the portion of loss which represents the credit loss; or (ii) the portion which is due to other factors.

The credit loss portion is recognized as a loss through earnings, while the loss due to other factors is recognized in other comprehensive income (loss), net of taxes and related amortization. A cumulative effect adjustment is required to accumulated earnings and a corresponding adjustment to accumulated other comprehensive income (loss) to reclassify the non-credit portion of previously other-than-temporarily impaired securities which were held at the beginning of the period of adoption and for which the Company does not intend to sell and it is more likely than not that the Company will not be required to sell such securities before recovery of the amortized cost basis. These changes were effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted these changes effective April 1, 2009. As a result of the implementation of this pronouncement, the Company reclassified the cumulative effect of the non-credit portion of previously recognized other-than-temporarily impaired adjustments of $3.5 million by increasing accumulated earnings and decreasing accumulated other comprehensive income (loss).

On June 30, 2009, the Company adopted updates issued by the FASB to fair value disclosures of financial instruments. These changes require a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value. Other than the required disclosures, the adoption of these changes had no impact on the Consolidated Financial Statements.

On January 1, 2009, the Company adopted updates issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the Consolidated Financial Statements. These provisions will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

On January 1, 2009, the Company adopted updates issued by the FASB to accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset outside of a business combination and the period of expected cash flows used to measure the fair value of an intangible asset in a business combination. The adoption of these changes had no impact on the Consolidated Financial Statements.

On January 1, 2009, the Company adopted updates issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of these changes had no impact on the Consolidated Financial Statements.

Updates issued but not yet adopted

In October 2009, the FASB issued updates to revenue recognition guidance. These changes provide application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company has not determined the impact that this update may have on its Consolidated Financial Statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, adoption of this new guidance will not have a material impact on our financial statements.

NOTE 2—INVESTMENT SECURITIES:

Cash and cash equivalents, marketable investments and long-term investments at December 31, 2009 and 2008 consist of the following (in thousands):

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Cash and cash equivalents	$ 22,829	$ —	$ —	$ 22,829
Marketable investments:				
Municipal securities	76,512	182	(14)	76,680
ARS	100	—	—	100
Total marketable investments	76,612	182	(14)	76,780
Long-term investments in ARS	8,875	—	(1,600)	7,275
	$ 108,316	$ 182	$ (1,614)	$ 106,884

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Cash and cash equivalents	$ 36,540	$ —	$ —	$ 36,540
Marketable investments:				
Municipal securities	59,837	566	—	60,403
ARS	219	31	—	250
Total marketable investments	60,056	597	—	60,653
Long-term investments in ARS	9,627	—	—	9,627
	$ 106,223	$ 597	$ —	$ 106,820

The municipal securities and auction rate securities, both debt securities, that are in an unrealized loss position for which other-than-temporary impairments have not been recognized at December 31, 2009, have been in an unrealized loss position for less than twelve months.

The contractual maturities of marketable investment in municipal securities and ARS classified as available for sale as of December 31, 2009, are as follows (in thousands):

December 31, 2009	Amount
Due in less than one year (fiscal year 2010)	$ 65,047
Due in 1 to 3 years (fiscal year 2011- 2012)	11,733
Due in 3 to 5 years (fiscal year 2013-2014)	—
Due in 5 to 10 years (fiscal year 2015-2024)	—
Due in greater than 10 years (fiscal year 2025 and beyond)	7,275
	$ 84,055

Fair Value Measurements

As of December 31, 2009, financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 19,346	$ —	$ —	$ 19,346
Short term marketable investments:				
Available-for-sale securities	—	76,780	—	76,780
Long-term investments:				
Available-for-sale ARS	—	—	7,275	7,275
Total assets at fair value	$ 19,346	$ 76,780	$ 7,275	$ 103,401

The Company's Level 1 financial assets are money market funds and highly liquid debt instruments of U.S. federal and municipal governments and their agencies with stated maturities of three months or less from the date of purchase, whose fair values are based on quoted market prices. The Company's Level 2 financial assets are highly liquid debt instruments of U.S. federal and municipal governments and their agencies with stated maturities of greater than three months, whose fair values are obtained from readily-available pricing sources for the identical underlying security that may, or may not, be actively traded.

At December 31, 2009, observable market information was not available to determine the fair value of the Company's ARS investments. Therefore, the fair value is based on broker-provided valuation models that relied on Level 3 inputs including those that are based on expected cash flow streams and collateral values, assessments of counterparty credit quality, default risk underlying the security, market discount rates and overall capital market liquidity. The valuation of the Company's ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact the valuations in the future include changes to credit ratings of the securities, as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. These financial instruments are classified within Level 3 of the fair value hierarchy.

The table presented below summarizes the change in carrying value associated with Level 3 financial assets, which represents the Company's investment in ARS and classified as long-term investments, for the year ended December 31, 2009 (in thousands):

	December 31, 2009
Balance at December 31, 2008	$ 9,627
Total gains or losses (realized or unrealized)	
Included in earnings (or changes in net assets)	—
Included in other comprehensive income (loss)	19
Purchases, issuance, and settlements	(2,271)
Transfers in and/or out of Level 3	(100)
Balance at December 31, 2009	$ 7,275

NOTE 3—BALANCE SHEET DETAIL:

Accounts Receivable:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses existing in accounts receivable and is based on historical write-off experience and any specific customer issues that have been identified. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. The Company had one customer who accounted for 29% at December 31, 2009, and 25% at December 31, 2008, of the Company's total accounts receivable balance.

Inventories:

Inventories consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Raw materials	$ 3,775	$ 5,071
Finished goods	2,633	4,856
	$ 6,408	$ 9,927

Property and Equipment, net:

Property and equipment, net consists of the following (in thousands):

	December 31, 2009	December 31, 2008
Leasehold improvements	$ 347	$ 347
Office equipment and furniture	2,610	2,572
Machinery and equipment	2,519	2,403
	5,476	5,322
Less: Accumulated depreciation	(4,629)	(3,965)
Property and equipment, net	$ 847	$ 1,357

Depreciation expense related to property and equipment was $664,000 in 2009, $702,000 in 2008, and $674,000 in 2007.

Intangible Assets:

Intangible assets were principally comprised of a patent sublicense acquired from Palomar in 2006, a technology sublicense acquired in 2002 and other intangible assets acquired in 2007. The components of intangible assets at December 31, 2009 and 2008 were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization Amount	Net Amount
December 31, 2009			
Patent sublicense	$ 1,218	$ 517	$ 701
Technology sublicense	538	410	128
Other intangibles	20	20	—
Total	$ 1,776	$ 947	$ 829
December 31, 2008			
Patent sublicense	$ 1,218	$ 379	$ 839
Technology sublicense	538	356	182
Other intangibles	20	16	4
Total	$ 1,776	$ 751	$ 1,025

Amortization expense for intangible assets was $196,000 in 2009, $202,000 in 2008, and $239,000 in 2007.

Based on intangible assets recorded at December 31, 2009, and assuming no subsequent additions to, or impairment of the underlying assets, the remaining estimated annual amortization expense is expected to be as follows (in thousands):

Year ending December 31,		Amount
2009	$	192
2010		192
2011		158
2012		138
2013		138
2014 and thereafter		11
Total	$	829

Accrued Liabilities:

Accrued liabilities consist of the following (in thousands):

	December 31,			
	2009		2008	
Payroll and related expenses	$	3,216	$	3,523
Warranty		1,049		1,916
Litigation accrual - Telephone Consumer Protection Act (see Note 11)		950		—
Other		884		838
Sales tax		748		806
Professional fees		733		432
Customer deposits		667		225
Royalty		476		623
Sales and marketing accruals		325		200
Income tax payable		—		285
	$	9,048	$	8,848

NOTE 4—WARRANTY AND SERVICE CONTRACTS:

The Company has a direct field service organization in the United States. Internationally, the Company provides direct service support through its wholly-owned subsidiaries in Australia, Canada, France, Japan, Spain and Switzerland as well as through a network of distributors and third-party service providers in several other countries where it does not have a direct presence. The Company provides a warranty with its products, depending on the type of product. After the original warranty period, maintenance and support are offered on a service contract basis or on a time and materials basis. The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale.

Warranty Accrual (in thousands):

	December 31,			
	2009		2008	
Balance at beginning of year	$	1,916	$	2,725
Add: Accruals for warranties issued during the year		2,059		4,560
Less: Settlements made during the year		(2,926)		(5,369)
Balance at end of year	$	1,049	$	1,916

Deferred Service Contract Revenue (in thousands):

	December 31,			
	2009		2008	
Balance at beginning of year	$	11,665	$	10,564
Add: Payments received		6,585		9,915
Less: Revenue recognized		(10,122)		(8,814)
Balance at end of year	$	8,128	$	11,665

Costs incurred under service contracts amounted to $4.7 million in 2009, $4.4 million in 2008, and $2.4 million in 2007, and are recognized as incurred.

NOTE 5—STOCKHOLDERS' EQUITY, STOCK PLANS AND STOCK-BASED COMPENSATION EXPENSE:

Stock Option Plans.

As of December 31, 2009, the Company had the following stock-based employee compensation plans.

2004 Employee Stock Purchase Plan.

On January 12, 2004, the Board of Directors adopted the 2004 Employee Stock Purchase Plan. A total of 200,000 shares of common stock were reserved for issuance pursuant to the 2004 Employee Stock Purchase Plan. Under the 2004 Employee Stock Purchase Plan, or 2004 ESPP, eligible employees are permitted to purchase common stock at a discount through payroll deductions. The 2004 ESPP offering and purchase periods are for approximately six months. Shares of common stock eligible for purchase are increased on the first day of each fiscal year by an amount equal to the lesser of (i) 600,000 shares, (ii) 2.0% of the outstanding shares of common stock on such date or (iii) an amount as determined by the Board of Directors. The Company's Board of Directors voted not to increase the shares available for future grant on January 1, 2010. The Company added 256,121 reserved shares on January 1, 2009 and 254,769 reserved shares on January 1, 2008. The price of the common stock purchased is the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of the offering period. Under the 2004 ESPP the Company issued 59,365 shares in 2009 and 50,693 shares in 2008. At December 31, 2009, 1,145,956 shares remained available for future issuance.

2004 Equity Incentive Plan and 1998 Stock Plan.

In 1998, the Company adopted the 1998 Stock Plan, or 1998 Plan, under which 4,650,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants.

On January 12, 2004, the Board of Directors adopted the 2004 Equity Incentive Plan. A total of 1,750,000 shares of common stock were originally reserved for issuance pursuant to the 2004 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2004 Equity Incentive Plan included shares reserved but un-issued under the 1998 Plan and shares returned to the 1998 Plan as the result of termination of options or the repurchase of shares.

Shares of common stock approved under the 2004 Equity Incentive Plan was increased on the first day of each fiscal year, commencing in 2005, by an amount equal to the lesser of: (i) 5% of the outstanding shares on the first day of such year; (b) 2 million shares; or, (c) an amount determined by the Board of Directors. The Company added 636,922 shares to the 2004 Equity Incentive Plan on January 1, 2008. During 2008, the 2004 Equity Incentive Plan was amended to remove this feature beginning in 2009.

Options granted under the 1998 Plan and 2004 Equity Incentive Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the 2004 Equity Incentive Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of no less than 20% per year over five years from the date the options are granted. Options are to be granted at an exercise price not less than the fair market value per share on the grant date for incentive options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price shall not be less than 110% of the fair market value per share on the grant date. Options granted under the Plan to employees generally become exercisable 25% on the first anniversary of the vesting commencement date and an additional $1/48^{th}$ of the total number of shares subject to the option shares shall become exercisable on the last day of each calendar month thereafter until all of the shares have become exercisable. Unvested options that have been exercised are subject to repurchase upon termination of the holder's status as an employee, director or consultant. The contractual term of the options granted is either five, seven or ten years. In June 2009, the Company granted stock awards to non-employee Board of Directors that vested upon grant. In June 2008, the Company granted options to non-employee Board of Directors that become exercisable 100% on the first anniversary of the vesting commencement date.

During the year ended December 31, 2006, under the 2004 Equity Incentive Plan, the Company's Board of Directors approved the grant of 71,500 shares of RSUs to certain members of the Company's management. The RSUs generally vest in four equal, annual installments on the anniversaries of the date of grant. The Company measured the fair market values of the underlying stock on the dates of grant and recognizes the share-based compensation expense using the straight-line method over the vesting period.

The Company issues new shares upon the exercise of options, restricted stock units and ESPP shares.

Option Exchange Program

In July 2009, the Company completed its Option Exchange Program for its employees to exchange certain options outstanding for new options to purchase shares of the Company's common stock. As a result, options to purchase 864,373 shares of the Company's common stock were cancelled and new options to purchase up to 447,841 shares of the Company's common stock were issued in exchange. The new options have an exercise price per share of $8.49, the closing price of the Company's common stock as reported on the Nasdaq Global Select Market on the date that the offer expired and Option Exchange Program was completed, are unvested as of the grant date, and subject to an additional six (6) months of vesting over and above the vesting schedule of the surrendered options.

Given the Option Exchange Program was designed to be approximately a "value-for-value" exchange, the Company did not incur any significant additional non-cash compensation charges as the fair value of the replacement options was approximately equal to or less than the fair value of the surrendered options. The Company determined the fair value of stock options using the Black Scholes valuation model.

Option Activity.

Activity under the 1998 Plan and 2004 Equity Incentive Plan is summarized as follows:

		Options Outstanding			
	Shares Available For Grant	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in $ millions) [(1)]
Balances as of December 31, 2006	1,682,746	2,985,531	$ 10.16		
Additional shares reserved	646,969	—	—		
Options granted	(397,500)	397,500	$ 24.68		
Options exercised	—	(854,147)	$ 3.89		
Options cancelled or forfeited	111,309	(111,309)	$ 21.94		
Restricted stock units cancelled or forfeited	4,125	—	—		
Balances as of December 31, 2007	2,047,649	2,417,575	$ 14.22	5.03	12.6
Additional shares reserved	636,922	—	—		
Options granted	(888,150)	888,150	$ 10.77		
Options exercised	—	(8,449)	$ 5.39		
Options cancelled or forfeited	215,543	(215,543)	$ 18.69		
Restricted stock units cancelled or forfeited	1,125	—	—		
Balances as of December 31, 2008	2,013,089	3,081,733	$ 12.94	4.58	$ 6.0
Additional shares reserved	—	—	—		
Options granted [(2)]	(1,409,371)	1,409,371	$ 8.51		
Options exercised	—	(527,721)	$ 0.55		
Options cancelled (expired or forfeited) [(2)]	1,270,828	(1,270,828)	$ 17.55		
Stock awards granted	(36,540)	—	—		
Restricted stock units cancelled (expired or forfeited)	2,375	—	—		
Balances as of December 31, 2009	1,840,381	2,692,555	$ 10.87	5.05	$ 1.6
Exercisable as of December 31, 2009		1,253,360	12.54	$ 4.12	$ 1.5

(1) Based on the closing stock price of $8.51, $8.87 and $15.70 for the Company's common stock on December 31, 2009, December 31, 2008, and December 31, 2007, respectively, the last day of trading for the 2009, 2008 and 2007 fiscal year, respectively.

(2) Included in options granted and options cancelled are shares granted and cancelled in connection with the Company's Option Exchange Program in 2009 (see 'Option Exchange Program' above for more details).

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the Company's closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The aggregate intrinsic amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised was $3.2 million in 2009, $57,000 in 2008, and $23.9 million in 2007.

The options outstanding and exercisable at December 31, 2009 were in the following exercise price ranges:

	Options Outstanding		Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life (in years)**	**Number Outstanding**	**Weighted-Average Exercise Price**
$0.50–$5.50	279,062	2.29	279,062	$ 3.35
$6.00–$8.02	107,267	5.58	31,340	6.88
$8.49–$8.49	498,234	4.91	255,382	8.49
$8.56–$8.56	3,750	6.56	—	—
$8.66–$8.66	809,167	6.43	—	—
$8.85–$10.43	315,600	5.48	78,791	10.11
$12.14–$14.78	279,408	4.63	259,221	13.89
$16.25–$24.46	352,942	4.08	305,418	22.47
$24.60–$26.32	45,125	4.80	42,688	25.48
$34.45–$34.45	2,000	7.09	1,458	34.45
$0.50–$34.45	2,692,555	5.05	1,253,360	$ 10.87

As of December 31, 2008 there were 1,842,485 options that were exercisable at a weighted average exercise price of $11.44.

Restricted Stock Units and Stock Awards.

Information with respect to restricted stock units and stock awards activity is as follows (in thousands):

	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value [1] (in thousands)
Outstanding at December 31, 2008	12,811	$ 20.25	
Granted	36,540	$ 8.21	
Vested [2]	(46,976)	$ 10.88	$ 385 (3)
Forfeited	(2,375)	$ 20.25	
Outstanding at December 31, 2009	—	$ —	

(1) Represents the value of the Company's stock on the date that the restricted stock units vest.

(2) The number of restricted stock units vested includes shares that the Company withheld on behalf of the employees to satisfy the statutory tax withholding requirements.

(3) On the grant date, the fair value for these vested awards was $511,000.

Stock-Based Compensation.

Stock-based compensation expense for stock options, restricted stock units, stock awards and ESPP shares for the year ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Stock options	$ 3,763	$ 4,783	$ 4,982
RSUs and Stock awards	360	257	294
ESPP	113	180	351
Total share-based compensation expense	4,236	5,220	5,627
Tax effect on share-based compensation at the marginal tax rates	(1,452)	(1,788)	(1,963)
Net share-based compensation expense	$ 2,784	$ 3,432	$ 3,664

Total pre-tax stock-based compensation expense by department recognized during the year ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Cost of revenue	$ 717	$ 846	$ 891
Sales and marketing	1,044	1,657	1,678
Research and development	473	628	752
General and administrative	2,002	2,089	2,306
Total share-based compensation expense	$ 4,236	$ 5,220	$ 5,627

As of December 31, 2009, the unrecognized compensation cost, net of expected forfeitures, related to stock options and ESPP was $7.2 million and $40,000, respectively, which will be recognized using the straight- line attribution method over an estimated weighted-average amortization period of 2.73 years and 0.33 years, respectively.

Valuation Assumptions and Fair Value of Stock Option and ESPP Grants.

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted under its equity incentive plans and rights to acquire stock granted under its employee stock purchase plan. The Company based the weighted average estimated values of employee stock option grants and rights granted under the employee stock purchase plan, as well as the weighted average assumptions used in calculating these values, on estimates at the date of grant, as follows:

	Stock Options			Stock Purchase Plan		
	2009	2008	2007	2009	2008	2007
Estimated fair value of grants during the year	$ 3.93	$ 5.29	$ 11.42	$ 2.39	$ 4.52	$ 9.20
Expected term (in years)(1)	4.23	4.68	3.76	0.50	0.50	0.62
Risk-free interest rate(2)	2.6%	3.2%	4.9%	0.1%	1.9%	4.7%
Volatility(3)	55%	55%	56%	52%	51%	59%
Dividend yield(4)	—%	—%	—%	—%	—%	—%

(1) The expected term represents the period during which the Company's stock-based awards are expected to be outstanding. The estimated term is based on historical experience of similar awards, giving consideration to the contractual terms of the awards, vesting requirements, and expectation of future employee behavior, including post-vesting terminations. Prior to 2008, the Company used the simplified method of calculating expected life described in SAB 107, *Share Based Payment* , due to significant differences in the vesting and contractual life of current option grants compared to its historical grants, as well as limited data of historical exercise patterns since the Initial Public Offering (IPO) of its common stock.

(2) The risk-free interest rate is based on U.S. Treasury debt securities with maturities close to the expected term of the option as of the date of grant.

(3) Expected volatility is a 50%/50% blend of implied and historical volatility. The Company has determined that this is a more reflective measure of market conditions and a better indicator of expected volatility, than its limited historical volatility since the IPO, of its common stock.

(4) The Company has not historically issued any dividends and does not expect to do so in the foreseeable future.

The Company periodically estimates forfeiture rates based on its historical experience within separate groups of employees and adjusts the share-based payment expense accordingly.

NOTE 6—COMMON STOCK REPURCHASES:

Restricted Stock Unit Withholdings

The Company issues restricted stock units as part of its equity incentive plans, which are described more fully in "Note 5—Stockholders' Equity, Stock Plans and Stock-Based Compensation Expense." For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of the statutory withholding requirements paid on behalf of the employees. The Company withheld 3,934 in 2009, 4,992 in 2008, and 5,288 in 2007, shares of common stock to satisfy its employees' tax obligations of $32,000 in 2009, $51,000 in 2008, and $139,000 in 2007. The Company paid this amount in cash to the appropriate taxing authorities.

Although shares withheld are not issued, they are treated as common stock repurchases for accounting and disclosure purposes, as they reduce the number of shares that would have been issued upon vesting.

Common Stock Repurchase Program

In the year ended December 31, 2007, the Company repurchased 1,107,856 shares of its common stock at an average price of $22.57. The stock repurchased under the Rule 10b5-1 trading plan was cancelled and returned to authorized share status.

NOTE 7—INCOME TAXES:

The Company files income tax returns in the U.S. federal and various state and local jurisdictions and foreign jurisdictions. The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
Current:			
Federal	$ (1,973)	$ 1,009	$ 4,904
State	32	305	626
Foreign	338	382	260
	(1,603)	1,696	5,790
Deferred:			
Federal	9,686	(2,313)	(2,052)
State	871	(78)	(416)
Foreign	(46)	(97)	(62)
	10,511	(2,488)	(2,530)
Provision (benefit) for income taxes	$ 8,908	$ (792)	$ 3,260

The Company's deferred tax asset consists of the following (in thousands):

	December 31,	
	2009	2008
Credits	$ 1,184	$ 922
Accrued warranty	401	737
Other accruals and reserves	4,631	4,458
Stock-based compensation	4,499	4,056
Other	78	514
Foreign	272	226
Capital loss	539	1,133
Net operating loss	3,494	—
Deferred tax asset	15,098	12,046
Depreciation and amortization	103	105
Net deferred tax asset before valuation allowance	15,201	12,151
Valuation allowance	(14,929)	(1,367)
Net deferred tax asset after valuation allowance	$ 272	$ 10,784

The differences between the U.S. federal statutory income tax rate to the Company's effective tax are as follows:

	Year Ended December 31,		
	2009	2008	2007
U.S. federal statutory income tax rate	35.00%	35.00%	35.00%
State tax rate, net of federal benefit	(0.86)	(2.38)	4.58
Meals and entertainment	(0.76)	(3.45)	0.92
Benefit for research and development credit	1.06	11.07	(10.62)
Stock-based compensation	(1.82)	(5.65)	1.90
Tax-exempt interest	5.42	27.85	(9.61)
Valuation allowance	(154.62)	(37.34)	—
Refund	11.00	—	—
Other	4.01	(3.47)	1.51
Effective tax rate	(101.57)%	21.63%	23.68%

The Company recognizes deferred tax assets for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The Company records a valuation allowance to reduce the deferred tax assets to their estimated realizable value, when it is more likely than not that it will not be able to generate sufficient future taxable income to realize the net carrying value. The Company reviews the deferred tax asset and valuation allowance on a quarterly basis, and considers whether positive and negative evidence exists to effect the realization of deferred tax assets. After considering both the positive and negative evidence as of September 30, 2009, the Company determined that it was not more-likely-than-not that it would realize the full value of its deferred tax assets. As a result, the Company established a valuation allowance of $10.2 million against the net deferred tax asset balance as of December 31, 2008. In addition, the Company recorded a valuation allowance against its deferred tax assets generated in 2009, which resulted in a valuation allowance of $14.9 million as of December 31, 2009.

As of December 31, 2009, the Company had cumulative net operating loss carry-forwards for federal and state income tax reporting purposes of approximately $6.6 million and $2.0 million, respectively. The federal net operating loss carry-forwards expire through the year 2029 and the state net operating loss carry-forwards expire at various dates through the year 2018. Such net operating losses consist of excess tax benefits from employee stock option exercises and have not been recorded in the Company's deferred tax assets. The Company will record $3.4 million as a credit to additional paid in capital as and when such excess tax benefits are ultimately realized.

As of December 31, 2009, the Company had research and development tax credits for federal and state income tax purposes of approximately $2.7 million and $671,000, respectively. These federal research and development tax credits expire through the year 2028. The state research and development credits can be carried forward indefinitely, except for $284,000, which will expire at various dates through the year 2020. The Company expanded a valuation allowance against these tax credits at December 31, 2009.

Undistributed earnings of the Company's foreign subsidiaries of approximately $2.5 million at December 31, 2009, are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

During 2008, the IRS completed its examination of the Company's U.S. income tax returns for 2005 and 2006. The net adjustment resulting from the examination did not have a significant effect on the Company's net loss or financial position and has been reflected in the 2008 tax provision.

Uncertain Tax Positions

The Company establishes reserves for uncertain tax positions in accordance with the ASC. The subtopic prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Additionally, the subtopic provides guidance on derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company has provided taxes and related interest and penalties due for potential adjustments that may result from examinations of open U.S. Federal, state and foreign tax years. If the Company ultimately determines that payment of these amounts are not more-likely-than-not, the Company will reverse the liability and recognize a tax benefit during the period in which the Company makes the determination. The Company will record an additional charge in the Company's provision for taxes in the period in which the Company determines that the recorded tax liability is less than the Company expects the ultimate assessment to be. The Company's policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits in December 31, 2008 to December 31, 2009 (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Balance at beginning of year	$ 1,640	$ 1,500	$ 1,067
Increases related to prior year tax positions	88	—	588
Decreases related to prior year tax positions	(857)	(98)	(59)
Increases related to current year tax positions	29	258	—
Decreases related to settlements with taxing authorities	—	—	—
Decreases related to lapsing of statute of limitations	(113)	(20)	(96)
Balance at end of year	$ 787	$ 1,640	$ 1,500

The Company's total unrecognized tax benefits that, if recognized, would affect its effective tax rate were approximately $737,000 and $810,000 as of December 31, 2009 and 2008, respectively. The Company had accrued approximately $117,000 and $104,000 for payment of interest as of December 31, 2009 and 2008, respectively. Interest included in the provision for income taxes was not significant in all the periods presented. The Company has not accrued any penalties related to its uncertain tax positions as it believes that it is more likely than not that there will not be any assessment of penalties. The Company expects that the amount of unrecognized tax benefits will not change within the next 12 months.

NOTE 8—NET INCOME (LOSS) PER SHARE:

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Diluted net income per share is calculated by using the weighted-average number of common shares outstanding during the year increased to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of outstanding options, Employee Stock Purchase Plan shares and restricted stock units is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of stock-based compensation.

For years presented with a net diluted net loss per common share is the same as basic net loss per common share, as the effect of the potential common stock equivalents is anti-dilutive and as such is excluded from the calculations of the diluted net loss per share.

The following table sets forth the computation of basic and diluted net income (loss) and the weighted average number of shares used in computing basic and diluted net income (loss) per share (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Net income (loss)—Basic and Diluted	$ (17,679)	$ (2,869)	$ 10,504
Denominator:			
Weighted-average number of common shares outstanding used in computing basic net income (loss) per share	13,279	12,770	13,153
Dilutive potential common shares used in computing diluted net income (loss) per share	—	—	1,075
Total weighted-average number of shares used in computing diluted net income (loss) per share	13,279	12,770	14,228

Anti-dilutive Securities

The following number of weighted shares outstanding, prior to the application of the treasury stock method, were excluded from the computation of diluted net income (loss) per common share for the years presented because including them would have had an anti-dilutive effect (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Options to purchase common stock	2,746	2,882	—
Restricted stock units	5	19	—
Employee stock purchase plan shares	84	94	829
	2,835	2,995	829

NOTE 9—DEFINED CONTRIBUTION PLAN:

In the United States, the Company has an employee savings plan (401(k) Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the 401(k) Plan up to 100% of their annual compensation, subject to statutory annual limitations. Since April 1999, the Company has made discretionary matching contributions of 50% to 75% of all employees' contributions in each 401(k) Plan year. The Company did not make a discretionary contribution in 2009, under the 401(k) Plan and made discretionary contributions of $572,000 in 2008, and $597,000 in 2007, under the 401(k) Plan.

For the Company's Japanese subsidiary, it has established an employee retirement plan at its discretion. In addition, for some of the Company's other foreign subsidiaries, the Company deposits funds with insurance companies, third-party trustees, or into government-managed accounts consistent with the requirements of local laws. The Company has fully funded or accrued for its obligations as of December 31, 2009, and the related expense was not significant in each of the years ended December 31, 2009, 2008, and 2007.

NOTE 10—SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION:

The Company operates in one business segment, which encompasses the designing, developing, manufacturing, marketing and servicing of aesthetic laser and other light-based systems for physicians and other qualified practitioners worldwide. Management uses one measurement of profitability and does not segregate its business for internal reporting.

The Company's long-lived assets maintained outside the United States are insignificant.

Revenue is attributed to geographical regions based on the shipping location of where the product is delivered.

The Company had one customer that represented net revenue of 7% in 2009 and 14% in 2008 and 2007, and accounted for 29% at December 31, 2009, and 25% at December 31, 2008, of the Company's total accounts receivable balance.

The following table summarizes revenue by geographic region and product category (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Revenue mix by geography:			
United States	$ 21,019	$ 41,683	$ 64,084
Japan	9,636	10,929	8,453
Asia, excluding Japan[1]	4,727	5,713	6,009
Europe	7,087	10,522	9,258
Rest of the world[1]	11,213	14,532	13,922
Consolidated total	$ 53,682	$ 83,379	$ 101,726
Revenue mix by product category:			
Products	$ 28,554	$ 57,998	$ 74,502
Upgrades	6,343	8,361	13,342
Service	13,186	11,358	9,128
Titan hand piece refills	5,599	5,662	4,754
Consolidated total	$ 53,682	$ 83,379	$ 101,726

[1] Beginning in 2009, the Company classified revenue from Australia and New Zealand in the geography category 'Rest of world'. Previously it classified revenue from Australia and New Zealand in the geography category 'Asia, excluding Japan'; as such, the Company reclassified the 2008 and 2007 revenue from Australia and New Zealand from 'Asia, excluding Japan' to 'Rest of world'.

NOTE 11—COMMITMENTS AND CONTINGENCIES:

Facility Leases.

The Company leases its Brisbane, California, office and manufacturing facility under a non-cancelable operating lease which expires in 2013. In addition, the Company has leased office facilities in certain international countries as follows:

Country	Square Footage	Lease termination or Expiration
Japan	Approximately 5,790	Three leases, of which two expire in May 2010, and one expires in July2010.
Switzerland	Approximately 2,885	Two leases expire in March and April 2010. The company entered into a lease agreement for 3,174 square feet effective April 2010, which expires in March 2013.
France	Approximately 450	Lease expires in November 2011, but may be cancelled at any time with a three-month notice.
Spain	Approximately 175	Lease automatically renews at the end of each six-month period.

As of December 31, 2009, the Company was committed to minimum lease payments for facilities and other leased assets under long-term non-cancelable operating leases as follows (in thousands):

Year Ending December 31,	Amount
2010	$ 1,520
2011	1,413
2012	1,505
2013	1,563
2014 and thereafter	—
Future minimum rental payments	$ 6,001

Gross rent expense was $1.6 million in 2009, $1.7 million in 2008 and $1.5 million in 2007.

Purchase Commitments.

The Company maintains certain open inventory purchase commitments with its suppliers to ensure a smooth and continuous supply for key components. The Company's liability in these purchase commitments is generally restricted to a forecasted time-horizon as agreed between the parties. These forecasted time-horizons can vary among different suppliers. The Company's open inventory purchase commitments with its suppliers were not significant at December 31, 2009.

In December 2009, the Company entered into an agreement with Obagi Medical Products, Inc., to distribute certain of their proprietary skin care products in Japan (Obagi Agreement). The Obagi Agreement requires the Company to purchase a minimum of $1.25 million of Obagi products in 2010. The minimum purchase requirement for 2011 and beyond has yet to be determined.

Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations, warranties, and indemnification obligations. For example, the Company has entered into indemnification agreements with each of its directors and executive officers. In 2007, two of the Company's executive officers were named as defendants in securities class action litigation—see "Litigation" and "Litigation Settlement" below. The Company's exposure under its various indemnification obligations, including those under the indemnification agreements with its directors and executive officers, is unknown since the outcome of that securities litigation is unpredictable and the amount that could be payable thereunder is not reasonably estimable, and since other indemnification obligations involve future claims that may be made against the Company. The Company has not accrued or paid any amounts for any such indemnification obligations. However, the Company may record charges in the future as a result of these potential indemnification obligations, including those related to the securities class action litigation.

Litigation

Two securities class action lawsuits were filed against the Company and two of the Company's executive officers in April 2007 and May 2007, respectively, in the U.S. District Court for the Northern District of California following declines in the Company's stock price. The plaintiffs claim to represent purchasers of the Company's common stock from January 31, 2007 through May 7, 2007. The complaints generally allege that materially false statements and omissions were made regarding the Company's financial prospects, and seek unspecified monetary damages. On November 1, 2007, the Court ordered the two cases consolidated. On December 17, 2007, the plaintiffs filed a consolidated, amended complaint, and on January 31, 2008, the Company filed a motion to dismiss that complaint. On September 30, 2008, in response to the Company's motion, the Court issued an order dismissing the plaintiffs' amended complaint without prejudice. On October 28, 2008, the plaintiffs filed a Notice Of Intention Not to File A Second Amended Consolidated Complaint. On November 25, 2008, the Court closed the case on its own initiative. On November 26, 2008, the plaintiffs filed a Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit, on April 16, 2009 the plaintiffs filed their opening brief with that Court, on June 17, 2009 the Company filed its response to Plaintiff's brief, on July 1, 2009 the plaintiffs filed their response to the Company's brief, and on February 11, 2010 both parties presented oral argument to the Court of Appeals. No decision has yet been rendered by the Court of Appeals. The Company intends to continue to defend this case vigorously, regardless of the stage of litigation. Although the Company retains director and officer liability insurance, there is no assurance that such insurance will cover the claims that are made or will insure the Company fully for all losses on covered claims. Since the Company does not believe that a significant adverse result in this litigation is probable and since the amount of potential damages in the event of an adverse result is not reasonably estimable, no expense has been recorded in the Company's Consolidated Financial Statements with respect to the contingent liability associated with this matter.

A Telephone Consumer Protection Act, or TCPA, class action lawsuit was filed against the Company in January 2008 in the Illinois Circuit Court, Cook County, by Bridgeport Pain Control Center, Ltd., seeking monetary damages, injunctive relief, costs and other relief. The complaint alleges that the Company violated the TCPA by sending unsolicited advertisements by facsimile to the plaintiff and other recipients nationwide during the four-year period preceding the lawsuit without the prior express invitation or permission of the recipients. Two state law claims, limited to Illinois recipients, allege a class period of three and five years, respectively. Under the TCPA, recipients of unsolicited facsimile advertisements may be entitled to damages of $500 per violation for inadvertent violations and $1,500 per violation for knowing or willful violations. On February 22, 2008, the Company removed the case to federal court in the Northern District of Illinois. On August 25, 2009, following negotiations between the parties, the parties entered into a settlement agreement that would resolve the case on a class-wide basis. The Court gave its preliminary approval to the proposed settlement on August 27, 2009, and a final hearing on the settlement is scheduled for April 6, 2010. Under the terms of the settlement, the Company will cause to be paid a total of $950,000 in exchange for a full release of facsimile-related claims. The Company included $850,000 for the estimated cost of the settlement, net of administrative expenses and amounts that are expected to be recoverable from its insurance carrier, in the Company's Consolidated Statement of Operations in 2009. If the proposed settlement does not receive final approval, the Company intends to defend this case vigorously.

Other Legal Matters

In addition to the foregoing lawsuits, the Company is named from time to time as a party to product liability and contractual lawsuits in the normal course of its business. As of December 31, 2009, the Company was not a party to any material pending litigation other than those described above in the "Litigation" section.

NOTE 12—SUBSEQUENT EVENT:

Management evaluated all activity of the Company and concluded that no subsequent events have occurred that would require recognition in the Consolidated Financial Statements or disclosure in Notes to Consolidated Financial Statements as of December 31, 2009.

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

Quarter ended:	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
Net revenue	$ 15,416	$ 12,171	$ 11,665	$ 14,430	$ 17,897	$ 19,110	$ 24,754	$ 21,618
Cost of revenue	5,783	4,910	5,130	5,936	7,045	7,823	9,271	8,219
Gross profit	9,633	7,261	6,535	8,494	10,852	11,287	15,483	13,399
Operating expenses:								
Sales and marketing	6,100	5,112	6,071	7,003	6,568	8,076	10,361	10,349
Research and development	1,888	1,684	1,495	1,743	1,933	1,828	2,004	1,785
General and administrative	2,063	2,121	3,616	2,520	2,723	2,583	3,023	2,941
Litigation settlement	—	—	—	850	—	—	—	—
Total operating expense	10,051	8,917	11,182	12,116	11,224	12,487	15,388	15,075
Income (loss) from operations	(418)	(1,656)	(4,647)	(3,622)	(372)	(1,200)	95	(1,676)
Interest and other income, net	174	288	511	599	555	733	857	901
Other-than-temporary impairment of long-term investments	—	—	—	—	(1,182)	(2,372)	—	—
Income (loss) before income taxes	(244)	(1,368)	(4,136)	(3,023)	(999)	(2,839)	952	(775)
Provision (benefit) for income taxes	(251)	12,126	(1,772)	(1,195)	(764)	(86)	291	(233)
Net income (loss)	$ 7	$ (13,494)	$ (2,364)	$ (1,828)	$ (235)	$ (2,735)	$ 661	$ (542)
Net income (loss) per share—basic	$ 0.00	$ (1.01)	$ (0.18)	$ (0.14)	$ (0.02)	$ (0.22)	$ 0.05	$ (0.04)
Net income (loss) per share—diluted	$ 0.00	$ (1.01)	$ (0.18)	$ (0.14)	$ (0.02)	$ (0.22)	$ 0.05	$ (0.04)
Weight-average number of shares used in per share calculations:								
Basic	13,427	13,317	13,317	13,120	12,797	12,780	12,764	12,740
Diluted	13,610	13,317	13,317	13,120	12,797	12,780	13,465	12,740

SCHEDULE II

CUTERA, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)
For the Year Ended December 31, 2009, 2008 and 2007

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended December 31, 2009	$ 61	$ 675	$ 150	$ 586
Year ended December 31, 2008	$ 9	$ 191	$ 139	$ 61
Year ended December 31, 2007	$ 34	$ 222	$ 247	$ 9
Valuation allowance for deferred tax assets				
Year ended December 31, 2009	$ 1,367	$ 14,222	$ 660	$ 14,929
Year ended December 31, 2008	$ —	$ 1,367	$ —	$ 1,367
Year ended December 31, 2007	$ —	$ —	$ —	$ —

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Attached as exhibits to this Annual Report are certifications of the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (Exchange Act). This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act) (Disclosure Controls) as of the end of the period covered by this Report required by Exchange Act Rules 13a-15(b) or 15d-15(b). The controls evaluation was conducted under the supervision and with the participation of the Company's management, including the CEO and CFO. Based on this evaluation, the CEO and our CFO have concluded that as of the end of the period covered by this report the Company's disclosure controls and procedures were effective at a reasonable assurance level.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The Company's Disclosure Controls include components of its internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the U.S. To the extent that components of the Company's internal control over financial reporting are included within its Disclosure Controls, they are included in the scope of the Company's annual controls evaluation.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including the CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report, which is included herein.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that the Company's disclosure controls or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

The Company has established that the 2010 Annual Meeting of Stockholders will be held at their principal executive offices located at 3240 Bayshore Blvd., Brisbane, CA 94005-1021 on May 19, 2010 at 10:00 a.m. and the record date for the purposes of voting in that meeting shall be March 24, 2010.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file a Definitive Proxy Statement (the "Proxy Statement") for our 2010 Annual Meeting of Stockholders with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2009.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required by Item 15(a) are filed as Item 8 of this annual report.

(2) The financial statement schedule required by Item 15(a) filed as Item 8 of this annual report.

(3) Exhibits.

Exhibit No.	Description
3.2[1]	Amended and Restated Certificate of Incorporation of the Registrant (Delaware).
3.4[1]	Bylaws of the Registrant.
4.1[4]	Specimen Common Stock certificate of the Registrant.
10.1[1]	Form of Indemnification Agreement for directors and executive officers.
10.2[1]	1998 Stock Plan.
10.3[1]	2004 Equity Incentive Plan.
10.4[5]	2004 Employee Stock Purchase Plan.
10.6[1]	Brisbane Technology Park Lease dated August 5, 2003 by and between the Registrant and Gal-Brisbane, L.P. for office space located at 3240 Bayshore Boulevard, Brisbane, California.
10.10[2]	Settlement Agreement and Non-Exclusive Patent License, each between the Registrant and Palomar Medical Technologies, Inc. dated June 2, 2006.
10.11[3]	Form of Performance Unit Award Agreement.
10.13[4]†	Distribution Agreement between the Registrant and PSS World Medical Shared Services, Inc., a subsidiary of PSS World Medical dated October 1, 2006.
10.14[6]	Cutera, Inc. 2004 Equity Incentive Plan, as amended by its Board of Directors on April 25, 2008.
10.18[7]	Consulting Agreement dated March 2, 2009 by and between the Company and David A. Gollnick.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 81).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-111928) which was declared effective on March 30, 2004.

(2) Incorporated by reference from our Current Report on Form 8-K filed on June 2, 2006.

(3) Incorporated by reference from our Quarterly Report on Form 10-Q filed on November 14, 2005.

(4) Incorporated by reference from our Quarterly Report on Form 10-Q filed on November 8, 2006.

(5) Incorporated by reference from our 2006 Annual Report on Form 10-K filed on March 16, 2007.

(6) Incorporated by reference from our Definitive Proxy Statement on Form 14A filed with the SEC on April 28, 2008.

(7) Incorporated by reference from our Current Report on Form 8-K filed on March 4, 2009.

† Confidential Treatment has been requested for certain portions of this exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of The Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brisbane, State of California, on the 15th day of March, 2010.

CUTERA, INC.

By: /s/ KEVIN P. CONNORS
Kevin P. Connors
President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin P. Connors, his attorney-in-fact, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN P. CONNORS **Kevin P. Connors**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2010
/s/ RONALD J. SANTILLI **Ronald J. Santilli**	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	March 15, 2010
/s/ DAVID A. GOLLNICK **David A. Gollnick**	Director	March 15, 2010
/s/ DAVID B. APFELBERG **David B. Apfelberg**	Director	March 15, 2010
/s/ ANNETTE J. CAMPBELL-WHITE **Annette J. Campbell-White**	Director	March 15, 2010
/s/ MARK LORTZ **Mark Lortz**	Director	March 15, 2010
/s/ TIM O'SHEA **Tim O'Shea**	Director	March 15, 2010
/s/ JERRY P. WIDMAN **Jerry P. Widman**	Director	March 15, 2010

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kevin P. Connors, certify that:

1. I have reviewed this annual report on Form 10-K of Cutera, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ KEVIN P. CONNORS

Kevin P. Connors
President, Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ronald J. Santilli, certify that:

1. I have reviewed this annual report on Form 10-K of Cutera, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ RONALD J. SANTILLI

Ronald J. Santilli
Chief Financial Officer and Executive Vice President
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kevin P. Connors, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Cutera, Inc. on Form 10-K for the fiscal year ended December 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Cutera, Inc.

Date: March 15, 2010

By: /s/ Kevin P. Connors
Kevin P. Connors
President, Chief Executive Officer and Director
(Principal Executive Officer)

I, Ronald J. Santilli, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Cutera, Inc. on Form 10-K for the fiscal year ended December 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Cutera, Inc.

Date: March 15, 2010

By: /s/ Ronald J. Santilli
Ronald J. Santilli
Chief Financial Officer and Executive Vice President
(Principal Financial and Accounting Officer)

Corporate Information (as of December 31, 2009)

BOARD OF DIRECTORS

Kevin P. Connors, President and Chief Executive Officer, Cutera, Inc.

David A. Gollnick[1], Former Vice President of Research and Development, Cutera, Inc.

David B. Apfelberg, MD[3 5], Clinical Professor of Plastic Surgery, Stanford University Medical Center

Annette J. Campbell-White[3], Managing General Partner, MedVenture Associates I-V.

Mark Lortz[2], Former Chief Executive Officer, ThereaSense, Inc.

Timothy J. O'Shea[2], Managing Director, Oxo Capital

Jerry P. Widman [2 3 4], Former Chief Financial Officer, Ascension Health

1-Mr. Gollnick resigned as Executive Vice President of Research and Development on March 20, 2009 and continues to be a member of our Board of Directors.
2-Audit Committee member
3-Compensation Committee member
4-Chairman of Audit Committee
5-Chairman of Compensation Committee

MANAGEMENT TEAM

Kevin P. Connors, President, Chief Executive Officer and Director

Ronald J. Santilli, Executive Vice President and Chief Financial Officer

Scott Davenport, Vice President of Research and Development

Brian Hall, Vice President of Service

Robert Shine, Vice President of Worldwide Marketing and International Business

Chris West, Vice President of Sales – North America and Japan

ANNUAL MEETING

Annual meeting of stockholders will be held on May 19, 2010, 10:00 a.m. (PDT) at: 3240 Bayshore Blvd., Brisbane, California 94005.

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana St., Suite 800
Golden, Colorado 80401
303-262-0600

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, California

CORPORATE LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, California

CORPORATE/STOCKHOLDER INFORMATION

Our Form 10-K was filed with the Securities and Exchange Commission on March 15, 2010. For additional copies of this report, Form 10-K, or other financial information, without charge, please visit the Investor Relations page on our website at: www.cutera.com or write to ir@cutera.com.

STOCK LISTING AND MARKET DATA

Our common stock is traded on The NASDAQ Global market under the symbol "CUTR." We have not declared or paid any cash dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As of February 26, 2010, we believe there were approximately 4,200 holders of record of our common stock. the following table sets forth quarterly high and low closing sales prices per share of our common stock as reported on The NASDAQ Global Market for the periods indicated.

	Common Stock			
	2009		2008	
	High	Low	High	Low
4th Qtr.	$ 9.63	$ 7.97	$ 10.58	$ 7.47
3rd Qtr.	9.40	7.85	12.28	9.10
2nd Qtr.	9.03	5.93	13.91	8.98
1st Qtr.	8.71	5.57	15.53	11.70

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cutera, Inc., The NASDAQ Composite Index
And The NASDAQ Medical Equipment Index



$350
$300
$250
$200
$150
$100
$50
$0
12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09
Cutera, Inc.
NASDAQ Composite
NASDAQ Medical Equipment

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.